SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 February 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

2013 Results

13 February 2014

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2013.  In accordance with the Listing Rules of the UK Listing Authority, these preliminary results have been agreed with the Company’s auditors, PricewaterhouseCoopers LLP, even though an audit opinion has not yet been issued.  The Directors have not been made aware of any likely modification to the auditors’ report to be included with the annual report and accounts for the year ended 31 December 2013.

Statutory basis
Statutory information is set out on pages 80 to 128.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results.  As a result, comparison on a statutory basis of the 2013 results with 2012 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results of the Group and divisions are presented on an underlying basis.  The key principles adopted in the preparation of the underlying basis of reporting are described below.
• In order to reflect the impact of the acquisition of HBOS, the following have been excluded:
                    – the amortisation of purchased intangible assets; and
                    – the unwind of acquisition-related fair value adjustments.
• The following items, not related to acquisition accounting, have also been excluded from underlying profit:

– the effects of certain asset sales, liability management and volatile items; – volatility arising in insurance businesses; – Simplification costs; – Verde costs;	–payment protection insurance provision; –insurance gross up; –certain past service pensions items in respect of the Group’s defined benefit pension schemes; and –other regulatory provisions.
The financial statements have been restated following the implementation of IAS 19R Employee Benefits and IFRS 10
Consolidated Financial Statements with effect from 1 January 2013.  Further details are shown on page 123.

To enable a better understanding of the Group’s core business trends and outlook, certain income statement, balance sheet and regulatory capital information is analysed between core and non-core portfolios.  The non-core portfolios consist of businesses which deliver below-hurdle returns, which are outside the Group’s risk appetite or may be distressed, are subscale or have an unclear value proposition, or have a poor fit with the Group’s customer strategy.  The EC mandated retail business disposal (Project Verde) is included in core portfolios.

The Group’s core and non-core activities are not managed separately and the preparation of this information requires management to make estimates and assumptions that impact the reported income statements, balance sheet, regulatory capital related and risk amounts analysed as core and as non-core.  The Group uses a methodology that categorises income and expenses as non-core only where management expect that the income or expense will cease to be earned or incurred when the associated asset or liability is divested or run-off, and allocates operational costs to the core portfolio unless they are directly related to non-core activities.  This results in the reported operating costs for the non-core portfolios being less than would be required to manage these portfolios on a stand-alone basis.  Due to the inherent uncertainty in making estimates, a different methodology or a different estimate of the allocation might result in a different proportion of the Group’s income or expenses being allocated to the core and non-core portfolios, different assets and liabilities being deemed core or non-core and accordingly a different allocation of the regulatory effects.

Unless otherwise stated income statement commentaries throughout this document compare the year ended 31 December 2013 to the year ended 31 December 2012, and the balance sheet analysis compares the Group balance sheet as at 31 December 2013 to the Group balance sheet as at 31 December 2012.

Additional pro forma disclosures: Non-core assets, risk-weighted assets and the fully loaded CRD IV capital ratios are also presented on a pro forma basis.  The pro forma basis reflects the impact of certain announced transactions which have yet to complete as at the balance sheet date.  As at 31 December 2013 these were the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.

FORWARD LOOKING STATEMENTS
This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to future events and circumstances that will or may occur.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group’s Simplification programme; and to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or other jurisdictions in which the Group operates, including the US; the implementation of Recovery and Resolution Directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to satisfactorily dispose of certain assets or otherwise meet the Group’s EC State aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

RESULTS FOR THE FULL YEAR
Substantial strategic progress and improved performance

‘Over the last three years we have reshaped, strengthened and simplified our business to create a low-risk efficient retail and commercial bank that is focused on our customers and on helping Britain prosper.  These results, with Group underlying profit more than doubled to £6.2 billion, confirm that the Group is returning to robust health, thanks to the commitment of our people and the consistent execution of the strategy we set out in June 2011.  We have a strong business model and have made significant progress, despite our legacy issues, in improving our capital position and profitability in a sustainable way.  As a result, the UK Government started the process of returning the Group to full private ownership.

Looking ahead, we see a range of opportunities to grow our business with both retail and commercial customers, supported by our revitalised Lloyds Bank and Scottish Widows brands, and the good momentum we have in our Halifax challenger brand and in Bank of Scotland.  In 2014, we expect to make further improvements to customer service, and to continue to grow our core loan book, especially in SMEs, and reduce costs and risk.  We also expect to apply to the regulator in the second half of the year to restart dividend payments at a modest level and to deliver progressive and sustainable payments to shareholders thereafter.  This will be another important milestone on our journey to rebuild trust and confidence in our Group.’
António Horta-Osório

Group Chief Executive

KEY HIGHLIGHTS AND OUTLOOK

In 2013, we made substantial progress on our strategy to become the best bank for customers and to create a customer focused, highly efficient, profitable and low risk bank:

•	Grew lending in our core business by 3 per cent to support our customers and help Britain prosper

•	Invested in our products and services for our customers, while further reducing costs and improving efficiency through our Simplification programme

•	Significantly improved our financial performance, with Group underlying profit more than doubled to £6.2 billion, and a statutory profit before tax of £415 million

•	Substantially strengthened our balance sheet, despite a charge for legacy business provisions totalling £3.5 billion, primarily relating to legacy Payment Protection Insurance business

•	Lowered risk by reducing non-core assets and our international presence, and by growing our customer deposits and reducing our reliance on funding from the wholesale markets

•	As a result, the UK Government began reducing its stake in the Group in September

Looking ahead, we expect to make further progress on the execution of our strategic plan.  We expect to:

•
Increase lending to core customers: for retail customers, mortgage market net lending in 2014 expected to grow, supported by our target to lend around £10 billion to approximately 80,000 first time buyers in 2014; for commercial customers, above market lending growth led by strong momentum in SME lending

•
Invest in product propositions and digital capabilities across our brands and divisions, to deliver the products our customers need through the channels they prefer, while improving efficiency and customer service

•	Grow our deposit base supported by our multi-brand strategy

•	Achieve a low cost of equity and funds by further reducing costs and risk, resulting in a unique competitive position

•	Expect, prior to any dividends, to generate fully loaded CET1 capital of around 2.5 percentage points over the next two years, and thereafter 1.5 - 2 percentage points per annum

•	Apply in the second half of 2014 to restart dividend payments, and to move to a dividend payout ratio of at least 50 per cent of sustainable earnings in the medium term

RESULTS SUMMARY
Substantial progress on strategic plan, enhancing service for customers whilst helping Britain prosper

•	Continue to support the UK economy through lending to SMEs and first-time buyers with active participation in the Funding for Lending Scheme and Help to Buy

•	Core loan book now growing in all divisions; returned mortgage lending to growth in the third quarter

•	Launched a rebranded, revitalised Lloyds Bank and returned TSB to the high street in September

•	Further strong performance in customer service with Net Promoter Scores increasing by 11 per cent over the year

•	Continued reduction in FCA reportable banking complaints (excluding PPI) to 1.0 per 1,000 accounts, the lowest of any major UK bank; Halifax now at 0.8 per 1,000 accounts

Balance sheet further strengthened and risk reduced as we simplify the Group

•	Strong capital build despite legacy charges, with pro forma fully loaded CET1 ratio of 10.3 per cent and core tier 1 ratio of 14.0 per cent

•	Group loan to deposit ratio improved to 113 per cent (31 Dec 2012: 121 per cent); core ratio improved to 100 per cent

•	Non-core asset reduction of £34.9 billion during the year, to £63.5 billion, ahead of plan and £2.6 billion capital accretive overall. Non-retail non-core assets reduced to £24.7 billion

•
Further progress in reducing our international presence with exit from 21 countries since June 2011 now completed or announced; target for international presence of 10 countries or fewer in 2014 already achieved

•	Strong leverage ratios of 4.1 per cent (pro forma CRD IV basis) and 4.5 per cent (pro forma Basel III 2014 basis)

Group underlying profit and returns substantially increased; core profit and returns further improved

•	Underlying profit increased by 140 per cent to £6,166 million in 2013

•	Return on risk-weighted assets increased to 2.14 per cent (2012: 0.77 per cent)

•	Underlying income of £18,805 million, up 2 per cent

•	Banking net interest margin increased 19 basis points to 2.12 per cent, and to 2.29 per cent in the fourth quarter

•	Costs reduced by 5 per cent to £9,635 million

•	Credit quality continues to improve: impairment charge reduced by 47 per cent to £3,004 million; impairment charge as a percentage of average advances improved to 0.57 per cent (2012: 1.02 per cent)

•	Core underlying profit increased by 24 per cent to £7,574 million

•	Core return on risk-weighted assets increased from 2.54 per cent in 2012 to 3.26 per cent in 2013

Statutory profit before tax of £415 million; tangible net asset value per share of 48.5p

•	Statutory profit before tax of £415 million (2012: loss of £606 million) including charge for legacy PPI business of £3,050 million

•
Tangible net asset value per share at 31 December 2013 48.5p (31 Dec 2012: 51.9p); includes loss on capital accretive non-core disposals, deferred tax write-offs, adverse reserve movements, and legacy charges

Guidance reflects confidence in the future

•	2014 full year Group net interest margin expected to stabilise at around the Q4 2013 level of 2.29 per cent, excluding impact of TSB disposal

•	Costs for 2014 are expected to be around £9 billion, excluding TSB running costs

•	Impairment charge as a percentage of average advances expected to reduce to around 50 basis points for 2014

•	Run-off portfolio (non-core non-retail assets and certain non-core retail assets) expected to reduce to c.£23 billion and non-core non-retail assets to c.£15 billion by the end of 2014

•	Expect, prior to any dividends, to generate fully loaded CET1 capital of around 2.5 percentage points over the next two years, and thereafter 1.5 – 2 percentage points per annum

•	Expect to apply to the PRA in the second half of 2014 to restart dividend payments, commencing at a modest level

•	Progressive dividend policy expected thereafter moving to a dividend payout ratio of at least 50 per cent of sustainable earnings in the medium term

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT

	2013	20121	Change
	£ million	£ million	%

Net interest income	10,885	10,335	5
Other income	7,920	8,051	(2)
Total underlying income	18,805	18,386	2
Total costs	(9,635)	(10,124)	5
Impairment	(3,004)	(5,697)	47
Underlying profit	6,166	2,565	140
Core	7,574	6,112	24
Non-core	(1,408)	(3,547)	60

Asset sales, liability management and volatile items	(280)	2,532
Simplification and Verde costs	(1,517)	(1,246)
Legacy items	(3,455)	(4,225)
Other items	(499)	(232)
Profit (loss) before tax – statutory	415	(606)
Taxation	(1,217)	(781)
Loss for the year	(802)	(1,387)

Loss per share	(1.2)p	(2.1)p	0.9p

Banking net interest margin	2.12%	1.93%	19bp
Average interest-earning banking assets	£510.9bn	£543.3bn	(6)
Cost:income ratio (excluding St. James’s Place)	52.9%	55.1%	(2.2)pp
Asset quality ratio2	0.57%	1.02%	(45)bp
Return on risk-weighted assets	2.14%	0.77%	137bp

BALANCE SHEET AND KEY RATIOS

	At 31 Dec 2013	At 31 Dec 2012	Change %

Loans and advances to customers3	£495.2bn	£512.1bn	(3)
Customer deposits4	£438.3bn	£422.5bn	4
Loan to deposit ratio5	113%	121%	(8)pp
Total assets	£847.0bn	£934.2bn	(9)
Wholesale funding	£137.6bn	£169.6bn	(19)
Wholesale funding <1 year maturity	£44.2bn	£50.6bn	(13)
Risk-weighted assets	£263.9bn	£310.3bn	(15)
Core tier 1 capital ratio	14.0%	12.0%	2.0pp
Pro forma fully loaded common equity tier 1 ratio6	10.3%	8.1%	2.2pp
Pro forma fully loaded CRD IV leverage ratio (including tier 1 instruments)6,7	4.1%	3.8%	0.3pp
Fully loaded common equity tier 1 ratio	10.0%	8.1%	1.9pp
Fully loaded CRD IV leverage ratio (including tier 1 instruments)7	4.0%	3.8%	0.2pp

Net tangible assets per share1	48.5p	51.9p	(3.4)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.
2	Impairment charge as a % of average advances.
3	Excludes reverse repos of £0.1 billion (31 December 2012: £5.1 billion).
4	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion).
5	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.
6	Pro forma ratios include the benefit of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.
7	Includes the full value of tier 1 instruments reported under the prevailing rules as at 31 December 2013.

UNDERLYING BASIS CONSOLIDATED INCOME STATEMENT – CORE AND NON-CORE

Core	2013	20121	Change
	£ million	£ million	%

Net interest income	10,638	9,868	8
Other income	7,606	7,417	3
Total underlying income	18,244	17,285	6
Total costs	(9,149)	(9,254)	1
Impairment	(1,521)	(1,919)	21
Underlying profit	7,574	6,112	24

Banking net interest margin	2.49%	2.32%	17bp
Asset quality ratio	0.35%	0.44%	(9)bp
Return on risk-weighted assets	3.26%	2.54%	72bp

Non-core

Net interest income	247	467	(47)
Other income	314	634	(50)
Total underlying income	561	1,101	(49)
Total costs	(486)	(870)	44
Impairment	(1,483)	(3,778)	61
Underlying loss	(1,408)	(3,547)	60

Banking net interest margin	0.41%	0.55%	(14)bp
Asset quality ratio	1.61%	3.08%	(147)bp

BALANCE SHEET AND KEY RATIOS – CORE AND NON-CORE
Core	At 31 Dec 2013	At 31 Dec 2012	Change
			%

Loans and advances to customers2	£436.9bn	£425.3bn	3
Customer deposits3	£435.6bn	£419.1bn	4
Core loan to deposit ratio4	100%	101%	(1)pp

Risk-weighted assets	£224.9bn	£237.4bn	(5)

Non-core

Retail non-core assets	£38.8bn	£49.9bn	(22)
Non-retail non-core assets	£24.7bn	£48.5bn	(49)
Total non-core assets	£63.5bn	£98.4bn	(35)

Risk-weighted assets	£39.0bn	£72.9bn	(47)

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.
2	Excludes reverse repos of £0.1 billion (31 December 2012: £5.1 billion).
3	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion).
4	Loans and advances to customers excluding reverse repos divided by customer deposits excluding repos.

SUMMARY CONSOLIDATED BALANCE SHEET

	At 31 Dec 2013	At 31 Dec 20121
Assets	£ million	£ million

Cash and balances at central banks	49,915	80,298
Trading and other financial assets at fair value through profit or loss	142,683	160,620
Derivative financial instruments	33,125	56,557
Loans and receivables:
Loans and advances to customers	495,281	517,225
Loans and advances to banks	25,365	32,757
Debt securities	1,355	5,273
	522,001	555,255
Available-for-sale financial assets	43,976	31,374
Other assets	55,330	50,117
Total assets	847,030	934,221

Liabilities
Deposits from banks	13,982	38,405
Customer deposits	441,311	426,912
Trading and other financial liabilities at fair value through profit or loss	43,625	33,392
Derivative financial instruments	30,464	48,676
Debt securities in issue	87,102	117,253
Liabilities arising from insurance and investment contracts	110,758	137,592
Subordinated liabilities	32,312	34,092
Other liabilities	48,140	55,318
Total liabilities	807,694	891,640

Total equity	39,336	42,581
Total liabilities and equity	847,030	934,221

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.

GROUP CHIEF EXECUTIVE’S STATEMENT

Summary
In 2013 the Group delivered a strong performance, underpinned by the rapid progress we have made on our strategic objectives, many of which we have now delivered ahead of plan.  Since we set these objectives in June 2011, we have substantially reduced costs and risk, strengthened our balance sheet and capital base and increased investment in our core franchise, creating a unique competitive position with a low cost of equity.  We continue to be well placed to support our customers and the UK economic recovery and to deliver strong and sustainable returns to shareholders above our cost of equity.  As a result of this progress, we have substantially improved our underlying performance, returned the Group to profitability in spite of additional legacy costs and in September the UK government began returning the Group to full private ownership.  We have also confirmed that the Board expects that it will apply to the Prudential Regulatory Authority (PRA) in the second half of 2014 to restart dividend payments, commencing at a modest level.

Results overview
We delivered a substantially improved financial performance in 2013.  Group underlying profit more than doubled to £6,166 million when compared to 2012, reflecting improved profitability in the core business and a significant reduction in non-core losses.

On an underlying basis, the Group net interest margin increased 19 basis points to 2.12 per cent, total costs reduced 5 per cent to £9,635 million and the impairment charge fell by 47 per cent to £3,004 million, more than offsetting a fall in other income, which was down 2 per cent, mainly driven by the non-core asset reductions made in the year, which overall were capital accretive.  As a result, the Group return on risk-weighted assets improved 137 basis points to 2.14 per cent.

We made excellent progress in our core business, where we have returned lending to growth in all our banking divisions, and underlying profit rose 24 per cent to £7,574 million. This growth in profit was largely driven by an 8 per cent increase in net interest income, and a 21 per cent reduction in the impairment charge.  The return on risk-weighted assets in the core business improved by 72 basis points to 3.26 per cent.

On a statutory basis, the Group reported a profit before tax of £415 million, compared to a pre-tax loss of £606 million in 2012.  Strong performance in our core business and reduced non-core losses were the main drivers behind the improvement which, together with gains on the sale of government securities of £787 million, was partly offset by charges of £3,455 million for legacy issues, principally Payment Protection Insurance (PPI).  Our statutory result also included the costs of our Simplification programme and preparations for the TSB disposal (together £1,517 million), and losses on asset sales, including those from capital accretive non-core asset disposals, of £687 million.

Strengthening the balance sheet
Over the course of 2013 we made further progress in strengthening the balance sheet and reducing risk, while continuing to manage down our wholesale funding.

We substantially strengthened our capital position, with our pro forma fully loaded common equity tier 1 ratio increasing by 2.2 percentage points to 10.3 per cent, despite the additional legacy charges during the year.  This uplift was driven by capital generation in the core business, as well as management actions including the reshaping of our core business portfolio, the substantial reduction of non-core assets in a capital accretive manner and the payment of dividends of £2.2 billion to the Group by the Insurance business.  We reduced non-core assets by £34.9 billion, while at the same time releasing approximately £2.6 billion of capital.

The Group’s funding structure and liquidity position remain robust.  We further reduced wholesale funding by £32.0 billion, representing a 19 per cent decrease in the year, with the proportion of funding with a maturity of less than a year at 32 per cent.  We continue to maintain a strong liquidity position including £89.3 billion of cash and highly rated, low risk securities. The 4 per cent increase in customer deposits, together with non-core asset reduction, drove a further improvement in the Group’s loan to deposit ratio to 113 per cent at the end of 2013 from 121 per cent at the end of 2012, with the core loan to deposit ratio improving to 100 per cent by the end of 2013.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In acknowledgement of the significant progress we have made in improving the Group’s capitalisation and transforming its financial profile, the rating agencies Fitch and Standard & Poor's upgraded Lloyds Bank's standalone rating to ‘bbb+’ in September and December 2013 respectively, and affirmed their long-term credit ratings on Lloyds Bank at ‘A’.

Legacy
Our results and capital position reflect further provisions for legacy issues taken in 2013 totalling £3,455 million which had a material effect on our statutory performance.  We remain committed to resolving these issues, while treating our customers fairly.  Of these provisions, £3,050 million related to PPI and £130 million related to the sales of interest rate hedging products to certain small and medium-sized businesses.

We increased our provision for PPI by £1,800 million in the fourth quarter principally based on revised expectations for complaint volumes, uphold rates, and related administrative costs.  Further detail on the provisions for legacy issues is given in the Group Finance Director’s review of financial performance on page 17, and in note 24 on page 108 of this news release.

Reshaping the Group to increase our focus on the UK and our core customers
We made a number of asset disposals during 2013, including the sales of our shares in St. James’s Place and the announced disposal of our German life insurance operation, Heidelberger Leben.  We also continued to increase our focus on our core UK business and reduce our international presence, completing the sales of our Australian and Spanish banking businesses and have now exited, or announced the exit from, 21 countries or overseas branches since June 2011.  Following completion of these exits, we will operate in nine countries, achieving our target of operating in 10 countries or fewer by the end of 2014.

In November 2013, we announced that we had agreed to sell our asset management business Scottish Widows Investment Partnership (SWIP) to Aberdeen Asset Management (Aberdeen) for a consideration valued at the time at up to £660 million.  We also agreed to enter into a long-term strategic relationship with Aberdeen which is expected to result in a stronger asset management partner for the Group and its customers, combining Aberdeen’s and SWIP’s strengths across asset classes once the sale completes, which is expected in the first quarter of 2014.

We continue to refresh our operating structure and from the beginning of 2014 our unified Wealth business will be integrated into the Retail division.  This will allow us to sharpen our focus on delivering value-added Wealth services to eligible retail customers and will represent a key growth opportunity.  We have also moved our Business Banking unit, which services approximately one million small business customers with less complex needs, into Retail, allowing us to draw on the collective expertise of Retail and Commercial Banking colleagues to manage these customer relationships in a way which leverages existing Retail infrastructure, via branch, telephony and digital channels.

Our Asset Finance business is the foundation of a newly created Consumer Finance division, which will also include our consumer and corporate credit card business.  Bringing these business units together will increase management focus and allow us to capitalise on growth opportunities, continuing our good momentum in asset-backed lending and with the aim of growing our market presence in credit cards.  Consumer Finance will work in close partnership with Retail and Commercial Banking to ensure we continue to offer our customers excellent customer service.

Substantial further progress in our Simplification programme
Our Simplification programme remains central to the successful delivery of our strategy, both in terms of realising further cost savings and efficiencies, and in improving the products and services we offer our customers.  Through Simplification, we have made excellent progress in improving and rationalising processes, and reducing layers, suppliers and our non-branch property portfolio.  The ongoing programme realised approximately £0.6 billion in further cost savings in 2013, generating a total of around £1.5 billion annual run-rate savings since inception and having identified further opportunities we are now increasing our target run-rate savings by a further £100 million to £2 billion by the end of 2014.  The total spent on the programme to the end of 2013 was £1.7 billion.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

We have now fully automated the collection of maturity instructions from term deposit customers, reducing completion time by approximately 85 per cent, substantially reducing error rates and have completed the transfer of 1.7 million mortgage accounts to a single mortgage platform.  Similarly, we have made great strides in delayering the organisation, increasing spans of control and simplifying the Group so that 98 per cent of employees are now within seven layers.  During 2013 we also made significant progress in reducing the number of legal entities, which are now down to 929, a reduction of over 40 per cent since the start of the Simplification programme in 2011, and the number of Group suppliers was further reduced by 14 per cent to 9,066 in 2013, to around half the level at the start.  Meanwhile we exited 19 non-branch properties in 2013, reducing the overall total to 161.

All of these changes help to put us firmly on the path to being the best bank for customers, enabling better service by making day-to-day tasks easier and freeing up colleague time to focus on our customers’ needs.

Investing in the business
We are reinvesting a significant proportion of the savings realised from Simplification to further improve processes and the quality of customer interaction through branches, via the telephone and digital channels.

In the second half of the year, we relaunched the Lloyds Bank brand, building on its 250-year heritage of serving the people and businesses of Britain, to take its place alongside our key high street banking brands, Halifax and Bank of Scotland.  The relaunch of Lloyds Bank followed the separation of TSB, which has brought another new challenger to the high street.  The Group has received an agreement in principle from the European Commission to pursue an Initial Public Offering of TSB as planned in 2014 and to extend the deadline for the completion of the TSB divestment to the end of 2015.

We are continuing to develop and grow our Halifax challenger brand, including extending its geographical reach into Scotland, and in 2013 Bank of Scotland began its first ever national campaign targeting lending to small and medium-sized enterprises (SMEs).  In Insurance, 2014 has seen us relaunch the Scottish Widows brand, refining its focus on providing a more secure financial future for our customers and demonstrating our continued commitment to be a leader in the life planning and retirement market.

Our strong portfolio of differentiated brands underlines our commitment to service and to helping our customers with the things that really matter – planning for the future, enabling them to purchase their home and protecting their families – as well as supporting UK business.  Brand revitalisation is being reinforced by an extensive programme of branch refurbishment and investment in telephony and digital channels.  We have so far refurbished over 1,500 branches since the Strategic Review, creating bright, modern environments incorporating screenless counters.  We have also introduced active management of our banking halls, increased colleague training and extended opening hours at selected branches, enhancing the overall branch banking experience for our customers.  In turn, this has resulted in a further 11 per cent improvement in Net Promoter Scores and a fall in Group reportable banking complaints to 1.0 per 1,000 accounts (excluding PPI).  This level of complaints represents the lowest of any major UK bank, with Halifax leading the way amongst our brands with 0.8 complaints per 1,000 accounts, and we expect to maintain this industry leading position.

In telephone banking, we launched a number of improvements to our automated Interactive Voice Recognition (IVR) system in 2013, incorporating the latest speech recognition software to get things right first time when customers call us.  With simplified menu structures, increased service functionality and improved call routing, nearly two-thirds of all calls are fulfilled at point of IVR first contact.

Our digital channels go from strength to strength, with active internet banking users now increased to over 10.5 million and mobile banking users to more than four million, and over 1.2 billion log-ons in 2013.  We have now created a new Digital, Marketing and Customer Development function to capitalise on our achievements to date, focusing our investment and ensuring our success in Retail is replicated by sharing digital product development across all divisions.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In Commercial Banking we continue to strengthen our capabilities and position ourselves for growth.  In 2013, we launched a new Global Transaction Banking platform to support clients in payments, liquidity management and working capital financing, thereby deepening our client relationships by fulfilling a broader spectrum of their product needs.

In General Insurance, we have redesigned our claims process to make it more efficient and simpler and as a result, the majority of our Home Claims customers are receiving their settlements 30 per cent faster.  Customers making a claim are now looked after by a dedicated advisor throughout the life of their claim and regular contact is maintained.

Supporting our customers and the economic recovery
Lloyds Banking Group is the UK’s largest retail and commercial lender, and in 2013 we continued to deliver on our pledge to help Britain prosper and support sustainable economic recovery.  We were the first bank to access funding from the government’s Funding for Lending (FLS) scheme, and are its largest lender, and committed over £37 billion of gross new lending with net core growth of £13 billion since the start of the scheme.  We remain committed to passing on the benefits of this low cost funding to our UK customers.

In Retail, we helped more than 80,000 new homeowners to purchase their first home, exceeding our target of 60,000 and advancing mortgages totalling over £9.7 billion.  Through our participation in government schemes such as Help to Buy in the Halifax and Bank of Scotland brands (now also launched under the Lloyds Bank brand in 2014), we are providing strong support for the recovery in the housing market, by facilitating access to mortgage financing for creditworthy home buyers at up to 95 per cent of property purchase values.

September 2013 saw the introduction of a new industry-wide service to make it easier and quicker for customers to switch their current account.  Key Lloyds Banking Group brands are taking part in this scheme, which allows customers to switch their accounts within seven working days.  During the course of the year switch-ins have exceeded switch-outs by approximately 144,000, particularly driven by switching into our challenger brand, Halifax.  This is testament to some of the product innovations we have implemented, including loyalty schemes such as Halifax’s Cashback Extras, and Everyday Offers at Lloyds Bank and Bank of Scotland, recognising and rewarding the faith placed in us by our customers to provide a consistent, high quality service.

In Commercial Banking, we continue to strengthen our client relationships, supporting businesses of all sizes from SMEs to Global Corporates.  We have demonstrated our focus to support clients consistently through the economic cycle with net lending to SMEs growing by 6 per cent in 2013 despite a market contraction of 3 per cent; committing over £1.3 billion to the UK manufacturing sector by the end of September, exceeding our £1 billion target three months early; and providing finance to approximately 120,000 start-up enterprises, beating our target by 20,000.  In 2013 we continued to approve eight out of 10 business loan and overdraft applications from SMEs.  Meanwhile the Hire Purchase and Leasing team within Commercial Finance achieved record monthly lending levels.  We have further supported loan growth by launching a partnership to deliver mobile card payment solutions to small businesses which is cutting technology costs and opening up growth opportunities.

For the ninth year running we were awarded the title of ‘Business Bank of the Year’ at the FDs’ Excellence Awards, which are supported by the Confederation of British Industry and the Institute of Chartered Accountants in England
and Wales.

In Insurance, we have seen excellent growth in our Corporate Pensions area, stimulated by the market changes as a result of the Retail Distribution Review and the support we are giving to our customers in managing the transition to auto-enrolment.  We also launched an enhanced annuity product in both the intermediary and direct channels, expanding our offering, while enabling our retail bank customers to secure a higher retirement income via a new online comparison tool.  We continue to enhance our market-leading bancassurance protection proposition as we look to address the UK population's protection gap.  In 2013, we addressed the protection needs of 200,000 new customers and paid out around £200 million in claims to existing customers.  In General Insurance, in the aftermath of the October and December storms, our Home Claims teams worked hard to offer seamless service at a distressing time for many of our customers.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Within Asset Finance, we were pleased to announce a partnership between our Black Horse business and Jaguar Land Rover which will see us provide lending facilities to over 200 motor dealerships to cover vehicle stock and personal finance to customers seeking to purchase a car.  Black Horse also enabled customers to make payments via mobile devices this year.  Within Wealth, we also now provide better support and faster advice through a newly inaugurated Private Banking client centre while harnessing the latest customer relationship management technology, halving the time from initial contact to customer interview.

Regulation
2013 was an important year for the UK’s supervisory framework for financial services companies, with two new bodies coming into existence in April, the PRA and the Financial Conduct Authority, replacing the FSA.  While uncertainty remains in relation to the impact of many reforms affecting our industry, both in the UK and from abroad, there is now greater clarity on regulatory capital requirements.  Our simplified, low risk, UK focused model is closely aligned to the new regulatory landscape, and with the reshaping we have undertaken, we are better positioned than ever to adapt to the changes we may face in the future and conduct our day-to-day business in a way that puts our customers’ needs first.  We also continue to work with the relevant authorities on the evolution of regulation connected to the Financial Services (Banking Reform) Act, although we expect the majority of our operations to be within the ring fence which this legislation will create when it comes into effect at the start of 2019.

Colleagues
Our success relies on the dedication of colleagues, the service they provide to our customers and the long-term partnerships they build with them.  Our stated aim of becoming the best bank for customers would not be possible without their talent and hard work.  I would like to personally thank all colleagues for their tremendous efforts that have enabled us to move further and faster towards our goals in 2013.

I would also like to take this opportunity to thank our Chairman, Sir Winfried Bischoff, who will retire from the Group in April 2014.  His stewardship and guidance, in a challenging operating environment both from a regulatory and economic perspective, have been invaluable.  I look forward to working closely with Lord Blackwell, who will take over as Chairman from April, on the next steps in the evolution of the Group.

We are committed to attracting, retaining and developing our people.  In 2013, over 51,000 Lloyds Banking Group customer facing colleagues achieved the Chartered Banker Foundation Standard for Professional Bankers.  This Standard enables bankers to demonstrate to colleagues and customers that they have the knowledge and skills to perform their role, that they take responsibility for acting ethically and professionally, and that they adhere to the Chartered Banker Code of Professional Conduct to deliver the best outcomes for our customers.

Colleague feedback is highly valued and in 2013, Community Bank and Telephone Banking colleagues made almost 3,000 suggestions, contributing towards a culture of continuous improvement and innovation, enabling us to deliver more tangible enhancements to our customer offering.  Also vital are our Back to the Floor days which take our senior leaders from the wider Group back into the branches and operational centres to experience our services and processes first hand, giving them important insights into how improvements are being implemented.

Our 2013 Colleague Survey had the highest ever participation rate, reaching over 75 per cent.  There were improvements in scores across all key categories and we compare favourably with other UK companies.  Notably the Employee Engagement Index (EEI), which shows the extent to which colleagues feel motivated to contribute to the success of the Group, and are willing to apply discretionary effort to help the business succeed, rose to 64 per cent, 16 points higher than in 2012.  Meanwhile, the Performance Excellence Index (PEI), which shows how strongly colleagues believe the Group is committed to delivering, and continuously improving, high quality products and services to customers, rose to 76 per cent, 8 points higher than in 2012.  There are many factors that influence these scores; the ongoing delivery of our strategy, the achievement of key milestones, together with the recent start of our return to full private ownership, have all contributed to the improvement in engagement.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

I am also delighted to have announced, as part of our Helping Britain Prosper Plan, that we are moving towards a target of 40 per cent of our most senior roles being held by women by 2020.  We do recognise however, that there is more to be done on our journey to being the best bank for customers and amongst the best-rated companies in the UK by our colleagues.

I am proud that, amongst many other accolades received during the year, we were named ‘Best Bank (UK)’ at the 2013 Euromoney Awards and ‘Bank of the Year’ at The Banker’s 2013 Awards.  These awards reflect the strong capabilities and diligence of our people who continue to support the delivery of our strategy.

Dividends
In the second half of 2013, the Group commenced discussions with the PRA on the timetable and conditions for resuming dividend payments.  Given the progress the Group has made in substantially strengthening its capital position and improving its financial performance, the PRA has now confirmed that it will consider the Group's applications to make dividend payments in line with its normal procedures for other banks.

In the light of this, and subject to a return to sustainable profitability and there being no major unexpected changes in the Group's business outlook or regulatory requirements, the Board expects that it will apply to the PRA in the second half of 2014 to restart dividend payments, commencing at a modest level.  The Board expects thereafter to have a progressive dividend policy with the aim of moving, over the medium term, to a dividend payout ratio of at least 50 per cent of sustainable earnings.

Outlook
We have made further substantial progress in 2013 on our strategy to be the best bank for customers.  We delivered a significantly improved financial performance while increasing investment in our core franchise and people, strengthening our balance sheet and capital position, reducing costs and risk, and addressing legacy issues.

The progress we have made means we have a simpler, more efficient, lower risk business, which given the additional investments we are making, is well placed to serve our customers and to help Britain prosper.  We therefore remain confident in the Group’s prospects, despite continued regulatory uncertainty, and in our ability to generate strong and sustainable returns for our shareholders.

António Horta-Osório
Group Chief Executive

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE

Overview
In 2013, we significantly improved the Group’s profitability and further strengthened our capital position, while improving margins, and reducing costs and non-core assets as we simplified and de-risked the business.  Income grew as funding costs fell, core lending increased and we benefited from gains on the sales of shares in St. James’s Place.  This growth in income, combined with lower operating costs and impairments resulted in an increase in core underlying profits to £7.6 billion.  The Group also returned its lending to core corporate customers to growth in the first half of 2013, and to mortgage customers in the second half, while non-core asset reductions continued to be capital accretive overall, with underlying losses from the non-core portfolio declined significantly.

Significantly improved Group underlying and statutory profitability
Group underlying profit more than doubled, increasing by £3,601 million to £6,166 million compared to 2012.  The return on risk-weighted assets improved to 2.14 per cent from 0.77 per cent, driven by increased earnings and by risk-weighted asset reductions, predominantly in the non-core business.  Core underlying profit before tax grew 24 per cent to £7,574 million, primarily reflecting reduced impairment charges and stronger net interest income.

Underlying income grew by 2 per cent to £18,805 million, including the gain of £540 million from the sales of shares in St. James’s Place.  Excluding the gain on sales and income from St. James’s Place (together St. James’s Place effects), total underlying income was unchanged with a stronger contribution from net interest income offsetting a reduction in other income.  Group net interest income improved by 5 per cent to £10,885 million as a result of improved net interest margin and growth in core lending volumes.  Other income decreased by 6 per cent excluding St. James’s Place effects, primarily as a result of non-core disposals made during the course of the year.

We maintained our focus on cost control and efficiency, with total costs falling by 5 per cent to £9,635 million, in line with the upgraded guidance given in the first quarter of 2013.  The impairment charge improved by 47 per cent to £3,004 million, driven by the reduction in non-core assets and the sustained improvement in Group asset quality.

Core underlying profit improved to £7,574 million from £6,112 million and the return on risk-weighted assets increased to 3.26 per cent from 2.54 per cent. Excluding St. James’s Place effects, the return on risk-weighted assets was 3.00 per cent.  Core underlying income increased 6 per cent to £18,244 million, and by 4 per cent excluding St. James’s Place effects given improved net interest income from core loan growth and higher margins.  The core net interest margin increased by 17 basis points to 2.49 per cent, driven mainly by improved deposit margins.  Core other income increased 3 per cent to £7,606 million but excluding St. James’s Place effects was down 2 per cent reflecting current economic conditions and the regulatory environment.

Core costs decreased by 1 per cent, driven by further savings from the Simplification programme and the deconsolidation of St. James’s Place, partially offset by additional staff related costs and inflation.  The core impairment charge decreased 21 per cent to £1,521 million with the reduction primarily attributable to Commercial Banking impairments, which reduced by 40 per cent year-on-year reflecting better quality new business and lower defaults due to the low interest rate environment.

Non-core losses reduced by 60 per cent to £1,408 million year-on-year, largely as a result of the reduction in non-core assets which was also the primary driver of the 61 per cent reduction in the impairment charge to £1,483 million.

The Group statutory profit before tax of £415 million for 2013 compared to a pre-tax loss of £606 million in 2012, driven by the improvement in underlying profit and a lower provision for legacy issues of £3,455 million compared to the £4,225 million charge in 2012.  In 2013 the Group was subject to a higher effective tax rate than the UK statutory rate primarily due to an additional tax charge arising from the impacts on the net deferred tax asset of the reduction in the UK Corporation tax rate, the disposal of our Australian operation and policyholder tax.  The loss after tax was £802 million and the loss per share was 1.2p, compared to the loss per share of 2.1p in 2012.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Lower risk, stronger balance sheet with core loan growth and a substantially enhanced capital position
We have now substantially completed our work to transform the balance sheet, by strengthening our funding, liquidity and capital position, and reducing non-core assets, and we returned core corporate and mortgage lending to growth in 2013.

We reduced non-core assets by £34.9 billion to £63.5 billion during the year, with non-retail non-core assets reduced to £24.7 billion.  Non-core asset reductions continue to be capital accretive overall and, together with core underlying profit generation and management actions, resulted in a considerable strengthening of our capital ratios.  The Group’s pro forma fully loaded CRD IV common equity tier 1 ratio improved to 10.3 per cent from 8.1 per cent at 31 December 2012, in spite of the additional legacy charges, changes to pension accounting following the implementation of IAS 19R and other statutory items.

Core loans and advances grew by £11.6 billion or 3 per cent to £436.9 billion, primarily driven by increases in Commercial Banking and Wealth, Asset Finance and International.  We also returned Retail secured lending to growth, as expected in the third quarter and delivered £1.9 billion of further loan growth in our core book in the fourth quarter.

Underlying income
	Total			Core

	2013	2012	Change	2013	2012	Change
	£ million	£ million	%	£ million	£ million	%

Net interest income	10,884	10,331	5	10,637	9,864	8
Other income	7,259	7,726	(6)	6,945	7,092	(2)
Total underlying income excluding St. James’s Place	18,143	18,057	–	17,582	16,956	4
St. James’s Place	662	329		662	329
Total underlying income	18,805	18,386	2	18,244	17,285	6

Banking net interest margin	2.12%	1.93%	19bp	2.49%	2.32%	17bp
Average interest-earning banking assets	£510.9bn	£543.3bn	(6)	£420.5bn	£423.7bn	(1)
Loan to deposit ratio	113%	121%	(8)pp	100%	101%	(1)pp

Group underlying income increased by 2 per cent to £18,805 million and, excluding St. James’s Place effects, was broadly unchanged at £18,143 million, with strong growth in net interest income offsetting the reduction in other income. The growth in core income more than offset the decline in non-core income which resulted from the continued reduction of non-core assets.

Net interest income (excluding St. James’s Place effects) increased by 5 per cent to £10,884 million in 2013, and grew for the fourth successive quarter.  The growth reflected increased core lending and the improved net interest margin, partly offset by reduced net interest income from the smaller non-core asset portfolio.

The improvement in Group net interest margin to 2.12 per cent for the full year, and to 2.29 per cent in the fourth quarter, was principally driven by a strong performance in deposit margin, which more than offset a small decline in asset margin and an 8 basis points reduction from repositioning our government bond portfolio.  The net interest margin also benefited, relative to our expectations at the beginning of the year, from the effect of repositioning our structural hedge. This repositioning is now largely complete and provides the Group with a greater level of protection from changes in net interest income from movements in interest rates.

Core net interest income increased 8 per cent principally as a result of the significant improvement in margin.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Other income excluding St. James’s Place fell by 6 per cent to £7,259 million, reflecting the significant reduction in non-core assets and lower sales of bancassurance and protection products in the core business, partly as a result of changes in our product offering following implementation of the Retail Distribution Review (RDR).  Around £400 million of the decline in other income excluding St. James’s Place related to businesses sold in the year.

Total costs
	2013	2012	Change
	£ million	£ million	%

Core	9,149	9,254	1
Non-core	486	870	44
Total costs	9,635	10,124	5

Cost:income ratio	51.2%	55.1%	(3.9)pp
Simplification savings annual run-rate	1,457	847

Total costs fell by 5 per cent to £9,635 million driven by around £600 million of savings from Simplification initiatives, and the effect of disposals in the year, partly offset by staff related costs and inflation. Total costs include a bank levy charge of £238 million (2012: £179 million).  We continue to expect costs in 2014 to reduce to around £9 billion, excluding TSB running costs.

Core costs fell 1 per cent to £9,149 million driven by strong cost management, benefits from the Simplification programme and the deconsolidation of St. James’s Place from the beginning of April. These reductions were partly offset by additional staff related costs, inflation and the increase in the bank levy. Non-core costs fell 44 per cent due to the significant reduction in non-core assets.

The Group continues to make good progress on Simplification, improving service for customers through more streamlined end-to-end processes, and, among other initiatives, centralising support functions, reducing layers of management and rationalising its supplier base. We continue to reinvest a part of these savings in the core business.

At 31 December 2013, we had achieved annual run-rate cost savings of £1,457 million from our initiatives to simplify the Group, an increase of £610 million since 31 December 2012. We have now increased our expectations for annual run-rate cost savings from the Simplification programme at the end of 2014 from £1.9 billion to £2.0 billion.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Impairment
	2013	2012	Change
	£ million	£ million	%

Core	1,521	1,919	21
Non-core	1,483	3,778	61
Total impairment charge	3,004	5,697	47

	2013	2012	Change
	%	%

Asset quality ratio:
Core	0.35	0.44	(9)bp
Non-core	1.61	3.08	(147)bp
Group	0.57	1.02	(45)bp

Impaired loans as a % of closing advances:
Core	2.6	3.0	(0.4)pp
Non-core	30.0	32.1	(2.1)pp
Group	6.3	8.6	(2.3)pp

Provisions as a % of impaired loans:
Core	40.6	41.2	(0.6)pp
Non-core	54.8	50.7	4.1pp
Group	50.1	48.2	1.9pp

The impairment charge reduced by 47 per cent to £3,004 million reflecting the improved credit quality of the core portfolio, continued prudent management of impaired loans and a further reduction in non-core assets.  The asset quality ratio improved by 45 basis points to 0.57 per cent, and is now within the target range for the Group set out in our Strategic Review of 50 to 60 basis points.  The core asset quality ratio remains low at 0.35 per cent.

The 21 per cent decrease in the core impairment charge to £1,521 million was primarily driven by lower impairment in Commercial Banking, which was down 40 per cent compared to 2012 given the improvement in the economic environment together with higher releases in 2013 compared to the same period in 2012.  The significant improvement in the non-core impairment charge of 61 per cent compared to 2012 reflected reductions in the Corporate Real Estate and Irish portfolios following asset disposals.

Impaired loans as a percentage of closing advances reduced substantially to 6.3 per cent, from 8.6 per cent at 31 December 2012, driven by the reduced non-core portfolio and improvements in both the Retail and Commercial Banking portfolios.  Provisions as a percentage of impaired loans increased from 48.2 per cent at 31 December 2012 to 50.1 per cent.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Statutory profit
Statutory profit before tax was £415 million compared to a pre-tax loss of £606 million in 2012.  Further detail on the reconciliation of underlying to statutory results is included on page 35.

	2013	20121
	£ million	£ million

Underlying profit	6,166	2,565
Asset sales, liability management and volatile items:
Asset sales	(687)	(660)
Sale of government securities	787	3,207
Liability management	(142)	(229)
Own debt volatility	(221)	(270)
Other volatile items	(457)	(478)
Volatility arising in insurance businesses	668	312
Fair value unwind	(228)	650
	(280)	2,532
Simplification and Verde costs
Simplification costs	(830)	(676)
Verde costs	(687)	(570)
	(1,517)	(1,246)
Legacy items:
Payment protection insurance provision	(3,050)	(3,575)
Other regulatory provisions	(405)	(650)
	(3,455)	(4,225)
Other items:
Past service pensions (charge) credit	(104)	250
Amortisation of purchased intangibles	(395)	(482)
	(499)	(232)
Profit (loss) before tax – statutory	415	(606)
Taxation	(1,217)	(781)
Loss for the year	(802)	(1,387)
Loss per share	(1.2)p	(2.1)p

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.

Asset sales, liability management and volatile items
Asset sales included gains on the sale of government securities of £787 million (2012: £3,207 million) and a net loss of £687 million (after a related fair value unwind benefit of £1,384 million), principally from the significant reduction in non-core assets.  Despite net losses in the year, non-core disposals were capital accretive in aggregate contributing to the £2.6 billion of capital generated by non-core reduction.  The level of net losses from asset sales incurred in 2013 is not expected to be repeated in 2014.

The Group’s statutory profit before tax is affected by insurance volatility caused by movements in financial markets generating a variance against expected returns, and policyholder interests volatility which primarily reflects the gross up of policyholder tax included in the Group tax charge.  The statutory result included £668 million of positive insurance and policyholder interests volatility (2012: positive volatility of £312 million), reflecting the rise in equity markets in the period.

Simplification and Verde costs
Simplification programme costs in 2013 were £830 million and the total spent on the programme to the end of 2013 was £1,691 million.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

This had delivered annual run-rate cost savings of £1,457 million by December 2013.  Our expectations for annual run-rate cost savings by the end of 2014 have now increased from £1.9 billion to £2.0 billion.  We now expect the total costs to be around £2.5 billion by the end of 2014, of which £2.4 billion is anticipated to be directly expensed through the profit and loss account.

The Group continues to progress the European Commission (EC) mandated business disposal (Verde), with an Initial Public Offering (IPO) planned for mid-2014.  Subject to meeting a number of criteria, this plan has been agreed in principle by the EC but remains subject to final regulatory and EC approval.  The Project Verde branches were rebranded in September 2013, and now operate as TSB as a separate business within the Lloyds Banking Group.  The costs of building TSB were £687 million in the year and, from inception to the end of December 2013, have totalled £1,468 million.  We expect to complete the build of TSB at a cost in 2014 of around £200 million with further dual running and transaction costs of around £150 million.

PPI
The Group made a further provision in the fourth quarter for expected PPI costs of £1,800 million, which brought the amount provided in 2013 for PPI to £3,050 million, and the total amount provided to £9,825 million.  Total costs incurred in the three months to 31 December 2013 were £687 million, including £165 million of administration costs, and as at 31 December 2013, £2,807 million of the total provision remained unutilised.

The volume of PPI complaints continues to fall.  Average monthly complaint volumes (excluding complaints where no PPI was held) reduced to approximately 37,000 in the fourth quarter of 2013, and were 24 per cent below volumes in the third quarter, and 56 per cent below the fourth quarter of 2012.  While fourth quarter volumes fell in line with our revised end of third quarter expectations, following further statistical modelling and the results of the most recent customer survey, we are now forecasting a slower decline in future volumes than previously expected.  The additional provision taken in the fourth quarter is based on the assumption that we will receive approximately a further 550,000 complaints.  Together with an increase in administrative costs, this revised forecast for future complaint volumes accounts for approximately £1.1 billion of the £1.8 billion additional provision taken in the fourth quarter.

A revision of our forecasts for uphold rates and response rates to proactive mailings together account for approximately £0.4 billion of the increased provision, and reflect forecast rates above our recent experience.  The Group has also increased its estimates for remediation costs, which principally relate to the re-review of previously defended complaints, and this accounts for approximately £0.3 billion of the increased provision.

Since the commencement of the PPI redress programme in 2011 we estimate we have contacted, settled or provided for approximately 40 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group.  The proactive mailings arise from a detailed Past Business Review, carried out by the Group as agreed with the Financial Conduct Authority (FCA), as a result of which the Group is contacting customers identified as having the highest likelihood of required redress.  These mailings are expected to be substantially complete by the end of the first half of 2014.  In terms of customer-initiated complaints, the fourth quarter monthly average run-rate of approximately 37,000 complaints is around 70 per cent below its peak and complaints have declined in each of the last six quarters.

The total amount provided for PPI represents our best estimate of the likely future costs, albeit a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress costs, the scope and cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation.  The cost of these factors could differ materially from our estimates, with the risk that a further provision could be required.

Other provisions
A further provision of £130 million was made in the fourth quarter relating to the sale of interest rate hedging products to certain small and medium-sized businesses. This brings the amount provided to £530 million, of which £218 million relates to administration costs.  As at 31 December 2013, £368 million of the total provision remained unutilised.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and governmental authorities on a range of matters; a provision is held against the costs expected to be incurred.  In 2013 these provisions were increased by a further £200 million, in respect of matters affecting the Retail, Commercial and Wealth and Asset Finance businesses, bringing the total amount to £300 million, of which £75 million had been utilised at 31 December 2013.  This includes a fine of £28 million from the FCA following an investigation into its historic systems and controls governing legacy incentive schemes for branch advisors.

Other provisions also included £75 million recognised in the first half of 2013 for claims relating to policies issued by Clerical Medical Insurance Group Limited in Germany, bringing the total provision to £400 million, of which £246 million remains unutilised at 31 December 2013.

Other items
The Group recognised a charge for other statutory items of £499 million in the period, compared to a charge of £232 million in 2012.  This comprises a charge for the amortisation of intangible assets of £395 million, and  a charge of £104 million as a result of changes to early retirement and commutation factors in two of the Group’s principal defined benefit schemes (2012: £250 million gain related to a change in policy in respect of discretionary pension increases).

Taxation
The tax charge for 2013 was £1,217 million.  This reflected a higher effective tax rate than the UK statutory rate primarily due to an additional tax charge arising from the impact on the net deferred tax asset of the reductions in UK corporation tax rate to 21 per cent from 1 April 2014 and 20 per cent from 1 April 2015; the write-down of a deferred tax asset in respect of Australian trading losses following the sale of our Australian operations; and policyholder taxes.  We expect the effective tax rate in future periods will be in the range of 20-25 per cent, subject to policyholder tax and any possible effect from disposals such as Verde.

Risk-weighted assets and capital ratios
	At 31 Dec 2013	At 31 Dec1 2012	Change %

Core risk-weighted assets	£224.9bn	£237.4bn	(5)
Non-core risk-weighted assets	£39.0bn	£72.9bn	(47)
Total risk-weighted assets	£263.9bn	£310.3bn	(15)
Core tier 1 capital ratio	14.0%	12.0%	2.0pp
Tier 1 capital ratio	14.5%	13.8%	0.7pp
Total capital ratio	20.8%	17.3%	3.5pp

Pro forma fully loaded risk-weighted assets2	£271.9bn	£321.1bn	(15)
Pro forma fully loaded common equity tier 1 ratio2	10.3%	8.1%	2.2pp
Pro forma fully loaded CRD IV leverage ratio2,3	4.1%	3.8%	0.3pp
Pro forma fully loaded Basel III leverage ratio (2014 rules)2,3,4	4.5%

Fully loaded risk-weighted assets	£271.1bn	£321.1bn	(16)
Fully loaded common equity tier 1 ratio	10.0%	8.1%	1.9pp
Fully loaded CRD IV leverage ratio3	4.0%	3.8%	0.2pp
Fully loaded Basel III leverage ratios (2014 rules)3,4	4.4%

1	Comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.
2	Pro forma ratios include the benefit of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.
3	Includes the full value of tier 1 instruments reported under the prevailing rules as at 31 December 2013.
4	Estimated in accordance with January 2014 revised Basel III leverage ratio framework.

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

We have significantly strengthened the Group’s capital ratios in the year. The Group’s pro forma fully loaded common equity tier 1 (CET1) ratio has increased to 10.3 per cent from 8.1 per cent at 31 December 2012. The improvement was driven by capital generation in the core business, the decrease in risk-weighted assets from non-core asset reductions, improving economic conditions and a number of management actions. These management actions included the disposal of St. James’s Place, the announced disposals of Scottish Widows Investment Partnership and Heidelberger Leben, the sale of a US residential mortgage-backed security (RMBS) portfolio and a number of overseas businesses as well as dividends of £2.2 billion from the Insurance business to the Group. This improvement in the capital ratio was partially offset by charges for legacy items, losses on disposal of non-core assets, and other statutory items including the effects of changes to pension accounting and the costs of Simplification and Verde.

The Group’s total capital ratio under prevailing rules improved to 20.8 per cent, with £25.4 billion of tier 1 and tier 2 securities contributing to the £54.8 billion capital base.

The Group’s pro forma fully loaded CRD IV leverage ratio, including tier 1 capital, increased to 4.1 per cent from 3.8 per cent at the end of 2012 and to 3.4 per cent from 3.1 per cent excluding tier 1 capital. In January 2014 the Basel Committee published a revised Basel III definition of leverage ratio, and we anticipate that CRD IV will be amended in due course to align with this definition. As at 31 December 2013 the Group’s pro forma Basel III leverage ratio was 4.5 per cent including tier 1 capital, and 3.8 per cent excluding tier 1 capital.  Both of these ratios exceed the Basel Committee’s proposed minimum of 3 per cent applicable from 2018.

Given its improved capital strength the Group will no longer seek to fund the payment of coupons on certain hybrid capital securities through the issuance of equity.

In addition, the PRA has now confirmed that it will consider the Group’s application to make dividend payments in line with its normal procedures for other banks. In arriving at this assessment, the PRA considered the Group’s financial plans including any actions contained therein.  The PRA’s assessment was made in the context of previous announcements as to UK regulatory capital targets and expectations, including the PRA’s news release on capital standards issued on 29 November 2013.  Subject to a return to sustainable profitability and there being no major unexpected changes in the Group’s business outlook or regulatory requirements, the Board expects that it will apply to the PRA in the second half of 2014 to restart dividend payments.

Funding and liquidity
	At 31 Dec 2013	At 31 Dec 20121	Change %

Core loans and advances to customers2	£436.9bn	£425.3bn	3
Funded assets	£510.2bn	£538.7bn	(5)
Non-core assets	£63.5bn	£98.4bn	(35)
Non-retail non-core assets	£24.7bn	£48.5bn	(49)
Customer deposits3	£438.3bn	£422.5bn	4
Wholesale funding	£137.6bn	£169.6bn	(19)
Wholesale funding <1 year maturity	£44.2bn	£50.6bn	(13)
Of which money-market funding <1 year maturity4	£21.3bn	£25.0bn	(15)
Loan to deposit ratio	113%	121%	(8)pp
Core loan to deposit ratio	100%	101%	(1)pp
Primary liquid assets	£89.3bn	£87.6bn	2

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.
2	Excludes reverse repos of £0.1 billion (31 December 2012: £5.1 billion).
3	Excludes repos of £3.0 billion (31 December 2012: £4.4 billion) (all core).
4	Excludes balances relating to margins of £2.2 billion (31 December 2012: £4.5 billion) and settlement accounts of £1.3 billion (31 December 2012: £1.5 billion).

GROUP FINANCE DIRECTOR’S REVIEW OF FINANCIAL PERFORMANCE (continued)

During 2013, lending to core customers increased by £11.6 billion to £436.9 billion with all banking divisions returning to growth.  Customer deposits grew by £15.8 billion to £438.3 billion, with the core loan to deposit ratio improving to 100 per cent.  The Group loan to deposit ratio also improved, falling to 113 per cent, reflecting the reduction in the non-core asset portfolio and associated wholesale funding.

Non-core assets were £63.5 billion at December 2013, 35 per cent lower than at the end of 2012.  Non-core asset reductions included £6.6 billion in Australia as well as £6.7 billion in UK commercial real estate and £2.7 billion in the shipping portfolio.  The higher risk non-retail element of the portfolio reduced by £23.8 billion, or 49 per cent, in the year to £24.7 billion, and is expected to reduce to around £15 billion by the end of 2014.  The average risk weighting of the non-core portfolio reduced from 74 per cent to 61 per cent.  Non-core asset reductions continue to be capital accretive overall, releasing approximately £2.6 billion of capital in the year.

The non-core portfolio now poses substantially less risk to the Group.  As a result, approximately £31 billion of retail non-core assets including our UK and Dutch mortgage portfolios and the majority of the UK Asset Finance business will be reabsorbed into the core business, with the remaining non-core assets managed in a separate run-off unit.  We will no longer report on a core/non-core basis in 2014, but will continue to report separately on those assets that remain in run-off.

The Group’s wholesale funding requirement has reduced given the reduction in non-core assets and continued growth in customer deposits in the year.  Together these have enabled us to reduce wholesale funding by £32 billion and, as reported at the half year, repay the full amount of the Long Term Refinancing Operation funding from the European Central Bank of €13.5 billion ahead of schedule.  The Group has so far committed over £37 billion of gross new lending to British customers under the Funding for Lending Scheme (FLS) with drawings under the scheme amounting to £8 billion as at the end of 2013.  The Group will continue to have a modest wholesale funding requirement and we anticipate that in 2014 this will be in the range of £5-10 billion of public issuance, while the Group’s aggregate usage of wholesale funding is expected to further reduce in 2014.

The Group’s liquidity position remains strong, with primary liquid assets of £89.3 billion at 31 December 2013 (31 December 2012: £87.6 billion).  Primary liquid assets represent approximately 4.2 times our money-market funding with a maturity of less than one year, and are approximately 2.0 times our short-term wholesale funding, providing a substantial buffer in the event of market dislocation.  In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £105.4 billion (31 December 2012: £117.1 billion).  Total liquid assets represent approximately 4.4 times our wholesale funding with a maturity of less than one year.

The Liquidity Coverage Ratio (LCR) is expected to become the Pillar 1 standard for liquidity in the UK in 2015, and the PRA has the ability to impose firm-specific liquidity requirements.  The European Commission is to adopt further legislation by 30 June 2014 to specify the definition, calibration, calculation, and phase-in of the LCR for implementation in 2015.  The Group expects to meet the new requirements ahead of the implementation dates.

The significant reduction of non-core assets and the balance sheet strengthening undertaken in the year supports the Group in becoming a lower risk bank with a stronger and more sustainable earnings outlook.

Conclusion
The Group has delivered improvements in underlying profits and core returns with growth in core lending, underlying income and net interest margin, and further reductions in costs and impairments.  The continued progress in reducing balance sheet risk and the strengthening of the Group’s capital ratios leaves us well positioned to continue growing our core business as we support the UK economic recovery.

George Culmer
Group Finance Director

UNDERLYING BASIS – SEGMENTAL ANALYSIS

2013	Retail	Commercial Banking	Wealth, Asset Finance and Int’l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	7,536	2,426	870	(103)	156	10,885
Other income	1,410	2,708	1,809	2,236	113	8,276
Insurance claims	–	–	–	(356)	–	(356)
Total underlying income	8,946	5,134	2,679	1,777	269	18,805
Total costs	(4,096)	(2,392)	(1,991)	(687)	(469)	(9,635)
Impairment	(1,101)	(1,167)	(730)	–	(6)	(3,004)
Underlying profit (loss)	3,749	1,575	(42)	1,090	(206)	6,166

Banking net interest margin	2.23%	1.95%	2.20%			2.12%
Asset quality ratio	0.32%	0.83%	1.79%			0.57%
Return on risk-weighted assets	4.11%	1.04%	(0.13)%			2.14%

Key balance sheet items at 31 Dec 2013	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers1	341.9	126.4	24.2		2.7	495.2
Customer deposits2	269.0	123.5	45.8		–	438.3
Total customer balances	610.9	249.9	70.0		2.7	933.5

Risk-weighted assets	85.7	138.5	25.9		13.8	263.9

2012
	£m	£m	£m	£m	£m	£m

Net interest income	7,195	2,206	799	(78)	213	10,335
Other income	1,462	2,932	2,043	2,294	(315)	8,416
Insurance claims	–	–	–	(365)	–	(365)
Total underlying income	8,657	5,138	2,842	1,851	(102)	18,386
Total costs	(4,199)	(2,516)	(2,291)	(744)	(374)	(10,124)
Impairment	(1,270)	(2,946)	(1,480)	–	(1)	(5,697)
Underlying profit (loss)	3,188	(324)	(929)	1,107	(477)	2,565

Banking net interest margin	2.08%	1.58%	1.65%			1.93%
Asset quality ratio	0.36%	1.85%	3.12%			1.02%
Return on risk-weighted assets	3.21%	(0.18)%	(2.31)%			0.77%

Key balance sheet items at 31 Dec 2012	£bn	£bn	£bn	£bn	£bn	£bn

Loans and advances to customers1	343.3	134.7	33.4		0.7	512.1
Customer deposits2	260.8	109.7	51.9		0.1	422.5
Total customer balances	604.1	244.4	85.3		0.8	934.6

Risk-weighted assets	95.5	165.2	36.2		13.4	310.3

1	Excludes reverse repos.
2	Excludes repos.

UNDERLYING BASIS – CORE BUSINESS

2013	Retail	Commercial Banking	Wealth, Asset Finance and Int’l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	7,525	2,444	574	(107)	202	10,638
Other income	1,400	2,480	1,748	2,221	113	7,962
Insurance claims	–	–	–	(356)	–	(356)
Total underlying income	8,925	4,924	2,322	1,758	315	18,244
Total costs	(4,092)	(2,307)	(1,658)	(670)	(422)	(9,149)
Impairment	(1,059)	(424)	(32)	–	(6)	(1,521)
Underlying profit (loss)	3,774	2,193	632	1,088	(113)	7,574

Banking net interest margin	2.40%	2.53%	8.91%			2.49%
Asset quality ratio	0.33%	0.39%	0.50%			0.35%
Return on risk-weighted assets	4.55%	1.74%	6.67%			3.26%

Key balance sheet items at 31 Dec 2013	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers1	318.2	109.5	6.5		2.7	436.9
Customer deposits2	269.0	121.0	45.6		–	435.6
Total customer balances	587.2	230.5	52.1		2.7	872.5

Risk-weighted assets	78.8	123.3	9.0		13.8	224.9

2012
	£m	£m	£m	£m	£m	£m

Net interest income	7,163	2,242	312	(87)	238	9,868
Other income	1,446	2,442	1,964	2,245	(315)	7,782
Insurance claims	–	–	–	(365)	–	(365)
Total underlying income	8,609	4,684	2,276	1,793	(77)	17,285
Total costs	(4,193)	(2,232)	(1,795)	(710)	(324)	(9,254)
Impairment	(1,192)	(704)	(22)	–	(1)	(1,919)
Underlying profit (loss)	3,224	1,748	459	1,083	(402)	6,112

Banking net interest margin	2.25%	2.22%	5.90%			2.32%
Asset quality ratio	0.37%	0.67%	0.45%			0.44%
Return on risk-weighted assets	3.60%	1.36%	5.07%			2.54%

Key balance sheet items at 31 Dec 2012	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers 1	317.3	102.0	5.3		0.7	425.3
Customer deposits2	260.8	107.2	51.0		0.1	419.1
Total customer balances	578.1	209.2	56.3		0.8	844.4

Risk-weighted assets	86.6	127.8	9.6		13.4	237.4

1	Excludes reverse repos.
2	Excludes repos.

UNDERLYING BASIS – NON-CORE BUSINESS

2013	Retail	Commercial Banking	Wealth, Asset Finance and Int’l	Insurance	Group Operations and Central items	Group
	£m	£m	£m	£m	£m	£m

Net interest income	11	(18)	296	4	(46)	247
Other income	10	228	61	15	–	314
Total underlying income	21	210	357	19	(46)	561
Total costs	(4)	(85)	(333)	(17)	(47)	(486)
Impairment	(42)	(743)	(698)	–	–	(1,483)
Underlying (loss) profit	(25)	(618)	(674)	2	(93)	(1,408)

Banking net interest margin	0.07%	0.14%	0.92%			0.41%
Asset quality ratio	0.17%	2.32%	2.03%			1.61%

Key balance sheet items at 31 Dec 2013	£bn	£bn	£bn	£bn	£bn	£bn

Total non-core assets	23.7	21.3	18.2	0.3	–	63.5
Risk-weighted assets	6.9	15.2	16.9			39.0

2012	£m	£m	£m	£m	£m	£m

Net interest income	32	(36)	487	9	(25)	467
Other income	16	490	79	49	–	634
Total underlying income	48	454	566	58	(25)	1,101
Total costs	(6)	(284)	(496)	(34)	(50)	(870)
Impairment	(78)	(2,242)	(1,458)	–	–	(3,778)
Underlying (loss) profit	(36)	(2,072)	(1,388)	24	(75)	(3,547)

Banking net interest margin	0.12%	0.35%	1.13%			0.55%
Asset quality ratio	0.29%	4.28%	3.42%			3.08%

Key balance sheet items at 31 Dec 2012	£bn	£bn	£bn	£bn	£bn	£bn

Total non-core assets	26.0	43.0	28.9	0.5	–	98.4
Risk-weighted assets	8.9	37.4	26.6			72.9

UNDERLYING BASIS – QUARTERLY INFORMATION

	Quarter ended 31 Dec 2013	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013	Quarter ended 31 Dec 2012
	£m	£m	£m	£m	£m

Group

Net interest income	2,918	2,761	2,653	2,553	2,545
Other income	1,991	1,879	1,984	2,422	2,040
Insurance claims	(123)	(85)	(62)	(86)	(30)
Total underlying income	4,786	4,555	4,575	4,889	4,555
Total underlying income excl. SJP	4,672	4,537	4,525	4,409	4,448
Total costs	(2,525)	(2,361)	(2,341)	(2,408)	(2,587)
Impairment	(521)	(670)	(811)	(1,002)	(1,278)
Underlying profit	1,740	1,524	1,423	1,479	690

Banking net interest margin	2.29%	2.17%	2.06%	1.96%	1.94%
Asset quality ratio	0.40%	0.51%	0.57%	0.80%	0.96%
Return on risk-weighted assets	2.55%	2.14%	1.93%	1.96%	0.87%

Core

Net interest income	2,896	2,711	2,579	2,452	2,487
Other income	1,971	1,803	1,923	2,265	1,932
Insurance claims	(123)	(85)	(62)	(86)	(30)
Total underlying income	4,744	4,429	4,440	4,631	4,389
Total underlying income excl. SJP	4,630	4,411	4,390	4,151	4,282
Total costs	(2,429)	(2,252)	(2,199)	(2,269)	(2,341)
Impairment	(290)	(324)	(416)	(491)	(568)
Underlying profit	2,025	1,853	1,825	1,871	1,480

Banking net interest margin	2.64%	2.54%	2.43%	2.34%	2.33%
Asset quality ratio	0.23%	0.32%	0.34%	0.51%	0.50%
Return on risk-weighted assets	3.55%	3.19%	3.11%	3.20%	2.47%

Non-core

Net interest income	22	50	74	101	58
Other income	20	76	61	157	108
Total underlying income	42	126	135	258	166
Total costs	(96)	(109)	(142)	(139)	(246)
Impairment	(231)	(346)	(395)	(511)	(710)
Underlying loss	(285)	(329)	(402)	(392)	(790)

Banking net interest margin	0.40%	0.41%	0.37%	0.44%	0.37%
Asset quality ratio	1.29%	1.41%	1.62%	2.03%	2.80%

DIVISIONAL HIGHLIGHTS

RETAIL

Progress against strategic initiatives
•
Significant progress made in our strategy to be the best bank for customers in the UK with continued focus on meeting the needs of our customers through investment in our products, service and distribution.

•
Further enhancements delivered to simplify the business with customers now benefitting from improvements to everyday services resulting in service scores increasing 11 per cent and complaints down to 1.0 per 1,000 accounts (excluding PPI), the lowest of any major UK bank.

•	The iconic Lloyds Bank brand re-launched and revitalised; and TSB created as a new challenger bank on the High Street.
•
Continued innovation and investment to refresh our core product range, launching new propositions such as the Lloyds Bank and Bank of Scotland Loyalty Loan, Help to Buy, the Lloyds Bank Choice Rewards credit card and our seven-day switching service, with particularly strong net ‘switcher in’ performance being delivered by our challenger brand, Halifax.

•	New everyday banking propositions launched featuring cashback services that help customers to make more of their money whilst rewarding loyalty.
•
Continued development of our multi-channel offering, including enhancements to our digital proposition.  Active online customer base now over 10.5 million, with over four million customers regularly using our mobile banking services.
•
Exceeded lending commitment to new-to-market buyers, helping one-in-four to buy their first home and exceeding our first time buyer lending target of 60,000 new mortgages by over 20,000 at year-end.  In 2014, we have committed to lend around £10 billion to approximately 80,000 first-time buyer customers.

•	Core loan book returned to growth in the third quarter, supported by strong performance in our mortgage portfolio.
•	Continued to support local communities, through our contribution to Group programmes and the personal commitment of colleagues involved in helping local organisations and charities.

Financial performance
•	Underlying profit increased 18 per cent to £3,749 million, driven by improved margins, reduced costs and favourable impairments.
•	Return on risk-weighted assets increased to 4.11 per cent from 3.21 per cent in 2012, driven primarily by favourable income and continuing effective credit risk management.
•
Net interest income increased 5 per cent.  Margin performance was strong, increasing 15 basis points to 2.23 per cent in 2013 from 2.08 per cent in 2012, driven by improved deposit mix and a favourable funding environment, more than offsetting reduced lending rates.

•
Other income down 4 per cent, with lower income from bancassurance and protection following the Retail Distribution Review in 2012, partially offset by the benefit of a revised commission arrangement in relation to the home insurance book.
•	Total costs down 2 per cent to £4,096 million, primarily as a result of the Simplification programme and ongoing cost management activity.
•	Impairment reduced 13 per cent to £1,101 million, with the unsecured book remaining stable and secured charges decreasing largely due to lower impaired loan balances.

Balance sheet
•
Loans and advances to customers were broadly in line with 2012 at £341.9 billion.  Gross new mortgage lending increased £10.7 billion to £36.9 billion, contributing to core lending balances returning to growth in the third quarter, increasing further in the fourth quarter.

•
Customer deposits increased 3 per cent to £269.0 billion.  Relationship balances (including Lloyds, Halifax, BoS and TSB branded Personal Current Accounts) increased 6 per cent in 2013, ahead of market growth, driven by the effect of our strong product offerings, particularly in the Lloyds Bank brand.

•	Risk-weighted assets decreased by £9.8 billion to £85.7 billion driven by improving house prices and an improvement in the credit quality of retail assets.

RETAIL (continued)

	2013	20121	Change
	£m	£m	%

Net interest income	7,536	7,195	5
Other income	1,410	1,462	(4)
Total underlying income	8,946	8,657	3
Total costs	(4,096)	(4,199)	2
Impairment	(1,101)	(1,270)	13
Underlying profit	3,749	3,188	18

Banking net interest margin	2.23%	2.08%	15bp
Asset quality ratio	0.32%	0.36%	(4)bp
Return on risk-weighted assets	4.11%	3.21%	90bp

Key balance sheet items	At 31 Dec 2013	At 31 Dec 2012	Change
	£bn	£bn	%

Loans and advances to customers2	341.9	343.3	–
Customer deposits3	269.0	260.8	3
Total customer balances	610.9	604.1	1

Risk-weighted assets	85.7	95.5	(10)

	Core			Non-core

	2013	20121	Change	2013	2012	Change
	£m	£m	%	£m	£m	%

Net interest income	7,525	7,163	5	11	32	(66)
Other income	1,400	1,446	(3)	10	16	(38)
Total underlying income	8,925	8,609	4	21	48	(56)
Total costs	(4,092)	(4,193)	2	(4)	(6)	33
Impairment	(1,059)	(1,192)	11	(42)	(78)	46
Underlying profit (loss)	3,774	3,224	17	(25)	(36)	31

Banking net interest margin	2.40%	2.25%	15bp	0.07%	0.12%	(5)bp
Asset quality ratio	0.33%	0.37%	(4)bp	0.17%	0.29%	(12)bp
Return on risk-weighted assets	4.55%	3.60%	95bp

Key balance sheet items	At 31 Dec 2013	At 31 Dec 2012	Change	At 31 Dec 2013	At 31 Dec 2012	Change
	£bn	£bn	%	£bn	£bn	%

Loans and advances to customers2	318.2	317.3	–	23.7	26.0	(9)
Customer deposits3	269.0	260.8	3	–	–	–
Total customer balances	587.2	578.1	2	23.7	26.0	(9)

Total non-core assets				23.7	26.0	(9)
Risk-weighted assets	78.8	86.6	(9)	6.9	8.9	(22)

1	Restated.
2	Excludes reverse repos.
3	Excludes repos.

COMMERCIAL BANKING

Progress against strategic initiatives
•	Continue to execute our strategy to be the best bank for clients.
•
Reshaped our Small and Medium-sized Enterprises (SME) and Mid Markets segments to better serve client needs and improved relationship returns in Global Corporates and Financial Institutions through our continued focus on capital optimisation.

•
Strengthened the balance sheet and funding position: increasing the volume and quality of deposits within Transaction Banking; and de-risking the balance sheet by reducing non-core assets by 50 per cent and risk-weighted assets by 59 per cent, particularly in Corporate Real Estate and European exposures.

•
Continued to invest in our core infrastructure, with ongoing benefits from the Simplification programme and tight cost management enabling significant upgrades to deliver scalability and functionality in our Transaction Banking and Markets businesses.

•
Simplified our geographic footprint by exiting Spain and Australia as we focus on our UK and UK-linked clients, in addition to improving service delivery to frontline staff and end-to-end client support by streamlining infrastructure and processes.
•
Played a prominent role in supporting the UK economy whilst maintaining a prudent risk appetite: net growth in SME lending of 6 per cent in the last 12 months, against market contraction of 3 per cent; 80 per cent acceptance rate on SME loan and overdraft applications;  supported approximately 120,000 business start-ups; committed over £36 billion to UK customers through Funding for Lending since the start of the scheme; committed over £1.3 billion to UK manufacturing in the year to end September 2013, ahead of target; and helped clients access £8 billion of non-bank lending.
•
Played a leading role in the development of the UK retail bond market, becoming a market maker on the London Stock Exchange for retail bond investors, providing the market with continuous pricing in bonds and gilts.

•	Awarded Business Bank of the Year at the FD’s Excellence Awards for the ninth year in a row.

Financial performance
•
Returned to profitability with underlying profit of £1,575 million driven by the significant reduction in impairments as a result of lower charges across the core and non-core portfolios, increased core income partially offset by lower non-core income from our capital accretive asset reduction strategy.

•
Core underlying income grew by 5 per cent to £4,924 million driven by SME, Mid Markets and Financial Institutions underpinned by strong performances in Transaction Banking and LDC and a resilient performance in Financial Markets and Capital Markets products.  Income continues to be well balanced across the four client segments.

•
Core underlying profit increased by 25 per cent to £2,193 million due to increased income and lower impairment charges. Core return on risk-weighted assets increased by 38 basis points to 1.74 per cent.

•
Core net interest margin increased 31 basis points through disciplined pricing of new business, in addition to reduced funding costs driven by increased high quality deposits which contributed to a reduction in the Group’s requirement for wholesale funding.

•
Core asset quality ratio improved 28 basis points reflecting better quality origination with the low interest rate environment helping to maintain defaults at a lower level. Non-core asset quality ratio decreased 196 basis points reflecting disciplined management and deleveraging of the portfolio.

Balance sheet
•
Core lending increased by 7 per cent driven by a 6 per cent increase in SME, and a strong performance in Mid Markets and Global Corporates resulting in an 8 per cent increase in Other Commercial Banking. This has been achieved whilst reducing risk-weighted assets resulting in improved capital efficiency.

•	Core customer deposits increased by 13 per cent, with increases in all client segments and growth in high quality deposits reflecting the strength of the customer franchise.
•
Core risk-weighted assets decreased 4 per cent as a result of selective participation, specifically in Global Corporates, in addition to active portfolio management across all client segments to reduce risk-weighted assets in the lending and Financial Markets businesses.

•	Non-core loans and advances to customers decreased by £15.8 billion, as a result of the Group’s capital accretive asset reduction strategy.

COMMERCIAL BANKING (continued)

	2013	20121	Change
	£m	£m	%

Net interest income	2,426	2,206	10
Other income	2,708	2,932	(8)
Total underlying income	5,134	5,138	–
Total costs	(2,392)	(2,516)	5
Impairment	(1,167)	(2,946)	60
Underlying profit (loss)	1,575	(324)

Banking net interest margin	1.95%	1.58%	37bp
Asset quality ratio	0.83%	1.85%	(102)bp
Return on risk-weighted assets	1.04%	(0.18)%	122bp

Key balance sheet items	At 31 Dec 2013	At 31 Dec 2012	Change
	£bn	£bn	%

Loans and advances to customers2	126.4	134.7	(6)
Debt securities and available-for-sale financial assets	4.1	9.5	(57)
	130.5	144.2	(10)

Customer deposits3	123.5	109.7	13
Risk-weighted assets	138.5	165.2	(16)

	Core			Non-core

	2013	20121	Change	2013	2012	Change
	£m	£m	%	£m	£m	%

Net interest income	2,444	2,242	9	(18)	(36)	50
Other income	2,480	2,442	2	228	490	(53)
Total underlying income	4,924	4,684	5	210	454	(54)
Total costs	(2,307)	(2,232)	(3)	(85)	(284)	70
Impairment	(424)	(704)	40	(743)	(2,242)	67
Underlying profit (loss)	2,193	1,748	25	(618)	(2,072)	70

Banking net interest margin	2.53%	2.22%	31bp	0.14%	0.35%	(21)bp
Asset quality ratio	0.39%	0.67%	(28)bp	2.32%	4.28%	(196)bp
Return on risk-weighted assets	1.74%	1.36%	38bp

Key balance sheet items	At 31 Dec 2013	At 31 Dec 2012	Change	At 31 Dec 2013	At 31 Dec 2012	Change
	£bn	£bn	%	£bn	£bn	%

SME4	28.2	26.6	6
Other5	81.3	75.4	8
Loans and advances to customers2	109.5	102.0	7	16.9	32.7	(48)
Customer deposits3	121.0	107.2	13	2.5	2.5	–
Total customer balances	230.5	209.2	10	19.4	35.2	(45)

Total non-core assets				21.3	43.0	(50)
Risk-weighted assets	123.3	127.8	(4)	15.2	37.4	(59)

1	Restated.
2	Excludes reverse repos.
3	Excludes repos.
4	SME comprises clients with turnover of up to £25 million in line with lending data supplied by the Bank of England.
5	Includes Mid Markets, Global Corporates, Financial Institutions and Other.

WEALTH, ASSET FINANCE AND INTERNATIONAL

Progress against strategic initiatives

•	International presence reduced to nine countries, achieving our target of fewer than 10 by the end of 2014.
•	Wealth improved client service and accessibility through a new Private Banking Client Centre and the roll out of a new point of sale system.
•
Asset Finance continued to invest in infrastructure and growth initiatives, resulting in 3.2 per cent fleet growth for Lex Autolease and a 28.6 per cent increase in new business volumes for Black Horse motor finance.

•	Reinforced the focus on our banking businesses through the announced sale of Scottish Widows Investment Partnership and the sales of shares in St. James’s Place.
•	Total cost reductions of 13 per cent driven by simplification initiatives and disposals enabled reinvestment for future growth opportunities.

Financial performance
•	Losses reduced by 95 per cent to £42 million driven by lower impairments in non-core, mainly in Ireland, and strong profitable growth in the core business.
•	Core underlying profits increased by 38 per cent to £632 million (86 per cent excluding St. James's Place) driven by strong income growth in Wealth and Asset Finance, and cost savings.
•	Core return on risk-weighted assets increased from 5.07 per cent to 6.67 per cent, largely as a result of repricing of liabilities.
•
Net interest income in the core business increased by 84 per cent driven by strong and improving margins in Wealth and in the Online Deposits businesses within Asset Finance, and by growth in Black Horse motor finance volumes.

•	Core margin improved by 301 basis points from 5.90 per cent to 8.91 per cent driven by deposit pricing.
•
Core other income (excluding St. James’s Place and other disposals from the International portfolio) was broadly flat with growth in Asset Finance and new Wealth revenue streams offset by a reduction in trail income following implementation of the Retail Distribution Review.

•
Total cost reductions of 13 per cent (8 per cent excluding St. James’s Place).  Savings from the run-down of non-core businesses, from simplification of the organisational structure in both Wealth and Asset Finance, and optimisation of our direct channel customer service in Wealth, enabled investment in building our customer propositions in

UK Wealth and Asset Finance.
•	Impairment charges reduced by £750 million to £730 million, including a reduction of £637 million in the Irish portfolio.

Balance sheet
•	Core loans and advances to customers increased by 23 per cent driven mainly by Asset Finance as a result of continued growth in UK motor finance business.
•	Non-core assets reduced by 37 per cent following the sale of our Australian Asset Finance and Spanish retail businesses, and other reductions in our non-core portfolio mainly within Ireland.
•
Customer deposits reduced by 12 per cent, driven by reductions in our international footprint within Wealth, and attrition in customer balances within Online Deposits, mainly driven by deposit repricing.

•	Risk-weighted assets reduced by 28 per cent driven by sales and repayments of non-core assets within Asset Finance and Ireland.
•	Funds under management (excluding St. James’s Place and other disposals from the International portfolio) have grown by 2 per cent largely as a result of stronger equity markets.

WEALTH, ASSET FINANCE AND INTERNATIONAL (continued)

				Excluding St. James’s Place
	2013	20121	Change	2013	20121	Change
	£m	£m	%	£m	£m	%
Net interest income	870	799	9	869	795	9
Other income	1,809	2,043	(11)	1,688	1,718	(2)
Total underlying income	2,679	2,842	(6)	2,557	2,513	2
Total costs	(1,991)	(2,291)	13	(1,947)	(2,123)	8
Impairment	(730)	(1,480)	51	(730)	(1,480)	51
Underlying loss	(42)	(929)	95	(120)	(1,090)	89
Underlying profit (loss) by business:
Wealth	338	302	12	260	141	84
Asset Finance	505	322	57	505	322	57
International	(885)	(1,553)	43	(885)	(1,553)	43
	(42)	(929)	95	(120)	(1,090)	89

Banking net interest margin	2.20%	1.65%	55bp	2.20%	1.65%	55bp
Asset quality ratio	1.79%	3.12%	(133)bp	1.79%	3.12%	(133)bp
Return on risk-weighted assets	(0.13)%	(2.31)%	218bp	(0.38)%	(2.71)%	(233)bp

Key balance sheet items	At 31 Dec 2013	At 31 Dec 2012	Change
	£bn	£bn	%
Loans and advances to customers2	24.2	33.4	(28)
Customer deposits2	45.8	51.9	(12)
Operating lease assets	2.8	2.8
Total customer balances	72.8	88.1	(17)

Risk-weighted assets	25.9	36.2	(28)

	Core			Non-core
	2013	20121	Change	2013	2012	Change
	£m	£m	%	£m	£m	%
Net interest income	574	312	84	296	487	(39)
Other income	1,748	1,964	(11)	61	79	(23)
Total underlying income	2,322	2,276	2	357	566	(37)
Total costs	(1,658)	(1,795)	8	(333)	(496)	33
Impairment	(32)	(22)	(45)	(698)	(1,458)	52
Underlying profit (loss)	632	459	38	(674)	(1,388)	(51)
Underlying profit excluding St. James’s Place3	554	298	86

Banking net interest margin	8.91%	5.90%	301bp	0.92%	1.13%	(21)bp
Asset quality ratio	0.50%	0.45%	5bp	2.03%	3.42%	(139)bp
Return on risk-weighted assets	6.67%	5.07%	160bp

Key balance sheet items	At 31 Dec 2013	At 31 Dec 2012	Change	At 31 Dec 2013	At 31 Dec 2012	Change
	£bn	£bn	%	£bn	£bn	%
Loans and advances to customers2	6.5	5.3	23	17.7	28.1	(37)
Customer deposits2	45.6	51.0	(11)	0.2	0.9	(78)
Operating lease assets	2.8	2.7	4	–	0.1
Total customer balances	54.9	59.0	(7)	17.9	29.1	(38)

Total non-core assets				18.2	28.9	(37)
Risk-weighted assets	9.0	9.6	(6)	16.9	26.6	(36)
Funds under management	151.8	188.6	(20)	–	0.5
1	Restated.
2	Excludes reverse repos on loans and advances and excluding repos on deposits.
3	The gain relating to the sales of shares in St. James’s Place is included in Central items.

INSURANCE

Progress against strategic initiatives
•
Insurance is a core part of Lloyds Banking Group and has delivered underlying profits in excess of £1 billion for each of the last five years, enabling the payment of a total of £5.1 billion of dividends to the Group since 2009.

•
The Insurance business is focused on four key markets: Pensions, Protection, Annuities and Home Insurance, where we believe it can leverage its position as part of the Group with over 30 million retail customers, rich customer transaction data, centres of best practice and top quality brands.

•
In Pensions, where we have over 1 million individual customers and a significant number of Corporate customers representing more than 1 million employees, we have so far supported almost 300 major employers, representing about 60,000 employees, through auto enrolment, including many of the 17 per cent of FTSE 350 companies who have their corporate pension arrangements with Scottish Widows, and we expect this to increase significantly in 2014.
•	In Protection, we continued to progress development of our intermediary proposition, leveraging our platform and capabilities to extend this to our wealthier customers.
•
In Annuities, we began the delivery of our enhanced annuity proposition, including extending this offering into the intermediary channel and continued to support our annuity strategy with the acquisition of attractive, higher yielding assets to match long duration liabilities.

•
In Home Insurance, we invested in our proposition to improve customer focus, for instance the introduction of a dedicated claims advisor to each claimant has resulted in significantly faster claims settlement.

•	We increased the focus on our UK business following the agreed sale of our German life insurance business Heidelberger Leben.
•
Following the agreed sale of Scottish Widows Investment Partnership to Aberdeen Asset Management we look forward to the long term strategic relationship that we will enter into with Aberdeen and the potential benefits for our customers.

•
Capitalising on one of the most recognised brands in our market sector, we relaunched the Scottish Widows brand in February 2014, demonstrating our continued commitment to being a leader in the life planning and retirement market.

Financial performance
•
Underlying profit down 2 per cent to £1,090 million, due to changes in intra group commission arrangements and the continued run-off legacy creditor books within General Insurance, net of lower costs and increased profit in UK Life and Pensions existing business reflecting the net benefit from a number of assumption changes.  Return on equity up from 12 per cent to 13 per cent.

•	Generated £692 million of operating cash net of £285 million of cash invested in writing new business.
•	Costs improved by 8 per cent, reflecting the benefits of simplifying our business model and processes.
•	IFRS new business margin reduced to 2.6 per cent due to changes in the basis of taxation of life protection business.
•
Total UK LP&I sales down 1 per cent to £9,934 million primarily due to the Group’s decision to stop providing investment advice to retail customers with savings below £100,000. Corporate pensions grew by 21 per cent, reflecting the strength of our proposition and the conversion of pipeline generated in the run up to implementation of the Retail Distribution Review.

•
General Insurance Gross Written Premiums down by 8 per cent to £1,307 million reflecting the effect of the closed creditor book and as a result of our focus on value rather than volume on the home insurance portfolio.

Capital
•	The strong underlying profitability and capitalisation of the Insurance business has enabled us to remit £2.2 billion of dividends to the Group during 2013 whilst maintaining a strong capital base.
•
The estimated capital surplus for Pillar 1 is £2.9 billion (Scottish Widows plc, £3.9 billion in 2012) and for IGD is £2.7 billion (Insurance Group, £3.7 billion in 2012) with the decrease reflecting dividends paid during the year.

INSURANCE (continued)

	2013	20121	Change
	£m	£m	%

Net interest income	(103)	(78)	(32)
Other income	2,236	2,294	(3)
Insurance claims	(356)	(365)	2
Total underlying income	1,777	1,851	(4)
Total costs	(687)	(744)	8
Underlying profit	1,090	1,107	(2)

Operating cash generation	692	849	(18)
UK Life IFRS new business margin	2.6%	3.2%	(60)bp
UK Life, pensions and investment sales (PVNBP)	9,934	10,005	(1)
General Insurance total GWP	1,307	1,419	(8)
General Insurance combined ratio	77%	72%	5pp
Return on equity2	13%	12%	1pp

1	Restated.
2	‘Return on Equity’ is the underlying profit less tax at the prevailing UK Corporation tax rate divided by the average amount of the Group’s equity attributable to the Insurance business.

Profit by product group

	2013					2012
	Pensions & investments	Protection & annuities	General Insurance	Other1	Total	Total
	£m	£m	£m	£m	£m	£m
New business income	276	139	–	16	431	519
Existing business income	599	132	–	92	823	791
Assumption changes and experience variances	(158)	302	–	(78)	66	(31)
General Insurance income net of claims	–	–	457	–	457	572
Total underlying income	717	573	457	30	1,777	1,851
Total costs	(360)	(128)	(160)	(39)	(687)	(744)
Underlying profit (loss) 2013	357	445	297	(9)	1,090	1,107

Underlying profit 20122	404	289	409	5	1,107
1	’Other’ includes the results of the European business in addition to income from return on free assets, interest expense and certain provisions.
2	Full 2012 comparator tables for the profit and cash disclosures can be found on the Lloyds Banking Group investor site.

New business income reduced by £88 million to £431 million driven by reduced protection and annuities new business income following changes to the basis of taxation on the life protection business in January 2013.  Pensions and investments new business income increased slightly with a strong performance in corporate pensions being largely offset by reduced investments volumes following the Group’s decision to stop providing investment advice to retail customers with savings below £100,000.

Existing business income increased by £32 million largely due to increased income from protection and annuities which benefited from the increased returns on higher yielding assets.  Pensions and investments existing business income increased slightly with increased income in pensions being largely offset by reduced income on the declining savings and investments portfolio.

INSURANCE (continued)

Underlying profit in the protection and annuities business included a benefit of £302 million largely as a result of changes to long-term mortality and investment return assumptions which included the benefits of investing in higher yielding assets to match long duration liabilities. This was partly offset by a charge of £158 million in the pensions and investments business driven primarily by a revision of pensions lapse assumptions and allowance for the impact of the Office of Fair Trading review on fairness of legacy pension charges.

General Insurance income reduced by £115 million to £457 million primarily due to a £77 million impact of a revised commission arrangement with Retail on the home insurance portfolio in addition to the continued run off of legacy books.

Operating cash generation
In line with emerging industry practice we have introduced an operating cash generation reporting metric.  Operating cash is used to fund new business generating future cash, to pay dividends to Group, or is retained within the business to provide security for policyholders and achieve our strategic objectives.  For the majority of products writing new business results in an outflow of cash for new business origination and set up costs (including commission). This cash outflow is recouped in subsequent years. However some products, where the policyholder’s initial investment covers the cost of setting up the policy, do not require new business funding.

Operating cash generation is derived from underlying profit by removing the effect of movements in intangible (non-cash) items and assumption changes.  Intangible items include the value of in-force life business, deferred acquisition costs and deferred income reserves.

	2013					2012
	Pensions & investments	Protection & annuities	General Insurance	Other	Total	Total
	£m	£m	£m	£m	£m	£m

Cash invested in new business	(261)	(3)	–	(21)	(285)	(264)
Cash generated from existing business	485	139	–	56	680	704
Cash generated from General Insurance	–	–	374	–	374	409
Change in intra group commission terms	–	–	(77)	–	(77)	–
Operating cash generation	224	136	297	35	692	849
Intangibles and other adjustments	133	309	–	(44)	398	258
Underlying profit (loss) before tax	357	445	297	(9)	1,090	1,107

Operating cash generation 2012	223	184	409	33

The Insurance business generated £692 million of cash in 2013, £157 million lower than the prior year.  The reduction was due to the change in intra group commission arrangements, the run-off of the legacy creditor book, and a slight increase in cash invested in new business, largely due to lower protection new business income.

The increase in intangibles is driven by the beneficial impact of assumption changes.

GROUP OPERATIONS

	2013	20121
	£m	£m

Total underlying income	6	30
Direct costs:
Information technology	(1,172)	(1,171)
Operations	(825)	(822)
Property	(876)	(892)
Support functions	(92)	(93)
	(2,965)	(2,978)
Result before recharges to divisions	(2,959)	(2,948)
Total net recharges to divisions	2,902	2,897
Underlying loss	(57)	(51)

1
2012 comparative figures have been amended to reflect the effect of the continuing consolidation of operations across the Group.
To ensure a fair comparison of the 2013 performance, 2012 direct costs have been restated with an equivalent offsetting increase in recharges to divisions.

•
Group Operations supports the Group by providing high quality services and delivering investment project capability through Information Technology (IT), Operations (including Customer Service and Global Payments) as well as Property and Sourcing.  Achieving excellent service availability and high standards is a key part of our strategy to be the best bank for customers.

•
Incremental cost savings of 6 per cent have been achieved through Simplification and tight cost control actions such as sourcing, the centralisation, automation and re-engineering of end-to-end processes, and consolidation and rationalisation of property and IT. These savings are offset by higher costs of supplying investment projects and the impact of regulatory costs and inflation.

•
Information Technology savings were offset by increased costs from delivering Group Strategic Initiatives, such as Transaction Banking Transformation and Digital Transformation, which generate income and cost benefits in other Divisions.

•
Operations costs increased slightly from 2012 to 2013 with enhancements to our customer services processes and regulatory and compliance activities, in areas such as Global Payments, offset by Simplification savings.  This includes delivering Industry Accounts Switchers, Global Anti Money Laundering and Foreign Account Tax Compliance Act projects serving the rest of the Group.

•	Group Property costs decreased by 2 per cent as we continued to consolidate the Group’s property portfolio with savings offsetting the costs of rebranding the Branch network.
•
We continue to streamline our internal operations and have reduced the number of suppliers by a further 1,467 this year, bringing the total down from over 18,000 at the start of Simplification to 9,066, well ahead of our original target of 10,000 by the end of 2014.

CENTRAL ITEMS

	2013	2012
	£m	£m

Total underlying income (expense)	263	(132)
Total costs	(406)	(293)
Impairment	(6)	(1)
Underlying loss	(149)	(426)

•	Central items include income and expenditure not recharged to divisions, including the costs of certain central and head office functions.
•	Total underlying income in 2013 includes the £540 million gain on the sales of shares in St. James’s Place.
•	Total costs in 2013 include the bank levy of £238 million (2012: £179 million).
.

ADDITIONAL INFORMATION

1.         Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
2013	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,338	(14)	–	2,930	–	631	10,885
Other income, net of insurance claims	11,140	460	(668)	(3,074)	–	62	7,920
Total underlying income	18,478	446	(668)	(144)	–	693	18,805
Operating expenses3	(15,322)	2,041	–	144	3,455	47	(9,635)
Impairment	(2,741)	249	–	–	–	(512)	(3,004)
Profit (loss)	415	2,736	(668)	–	3,455	228	6,166

		Removal of:
2012	Lloyds Banking Group statutory4	Acquisition related and other items5	Volatility arising in insurance businesses	Insurance gross up4	Legal and regulatory provisions2	Fair value unwind	Underlying basis
	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,718	(199)	(8)	2,587	–	237	10,335
Other income, net of insurance claims	12,799	(1,691)	(304)	(2,760)	50	(43)	8,051
Total underlying income	20,517	(1,890)	(312)	(173)	50	194	18,386
Operating expenses3	(15,974)	1,478	–	173	4,175	24	(10,124)
Impairment	(5,149)	320	–	–	–	(868)	(5,697)
Profit (loss)	(606)	(92)	(312)	–	4,225	(650)	2,565

1
Comprises the effects of asset sales (gain of £100 million), volatile items (loss of £678 million), liability management (loss of £142 million),  Simplification costs related to severance, IT and business costs of implementation (£830 million), EC mandated retail business disposal costs (£687 million), the past service pensions charge (£104 million) and the amortisation of purchased intangibles (£395 million).

2	Comprises the payment protection insurance provision of £3,050 million (2012: £3,575 million) and other regulatory provisions of £405 million (2012: £650 million).
3	On an underlying basis, this is described as total costs.
4	Restated to reflect the implementation of IAS 19 and IFRS 10. See page 123.
5
Comprises the effects of asset sales (gain of £2,547 million), volatile items (loss of £748 million), liability management (loss of £229 million), Simplification costs (£676 million), EC mandated retail business disposal costs (£570 million), the past service pensions credit (£250 million) and the amortisation of purchased intangibles (£482 million).

ADDITIONAL INFORMATION (continued)

2.	Banking net interest margin

Banking net interest margin is calculated by dividing banking net interest income by average interest-earning banking assets.  A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	2013	2012
	£m	£m

Banking net interest income – underlying basis	10,841	10,480
Insurance division	(103)	(78)
Other net interest income (including trading activity)	147	(67)
Group net interest income – underlying basis	10,885	10,335
Fair value unwind	(631)	(237)
Banking volatility and liability management gains	14	199
Insurance gross up	(2,930)	(2,587)
Volatility arising in insurance businesses	–	8
Group net interest income – statutory	7,338	7,718

Average interest-earning banking assets are calculated gross of related impairment allowances, and relate solely to customer and product balances in the banking businesses on which interest is earned or paid.

3.	Volatility arising in insurance businesses

The Group's statutory result before tax is affected by insurance volatility caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In 2013 the Group’s statutory result before tax included positive insurance and policyholder interests volatility totalling £668 million compared to positive volatility of £312 million in 2012.

Volatility comprises the following:
	2013	2012
	£m	£m

Insurance volatility	218	189
Policyholder interests volatility1	564	143
Total volatility	782	332
Insurance hedging arrangements	(114)	(20)
Total	668	312

1	Includes volatility relating to the Group’s interest in St. James’s Place.

Insurance volatility
The Group’s Insurance business has policyholder liabilities that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value.  The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement.  As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

ADDITIONAL INFORMATION (continued)

3.	Volatility arising in insurance businesses (continued)

The expected gross investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below:

United Kingdom	2013	2012
	%	%

Investments backing annuity liabilities	3.83	3.89
Equities and property	5.58	5.48
UK Government bonds	2.58	2.48
Corporate bonds	3.18	3.08

A review of investment strategy in the Group’s Insurance business has resulted in investment being made in a wider range of assets.  Expected investment returns in 2013 include appropriate returns for these assets.  The 2013 rates also reflect the move to swap rates as the basis for calculations.

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year, adjusted for significant changes in asset mix) is included within insurance volatility.  Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the with-profits funds, the value of the in-force business and the value of shareholders’ funds.

The positive insurance volatility during 2013 in the Insurance division was £218 million, primarily reflecting the favourable performance of equity investments in the period relative to the expected return.  This has been partially offset by an increase in the long-term level of market implied inflation and lower cash returns compared to long-term expectations.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business.  In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits.  The effect of these adjustments is separately disclosed as policyholder interests volatility.

The most significant of these additional sources of volatility is policyholder tax.  Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income.  The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge.  Timing and measurement differences exist between provisions for tax and charges made to policyholders.  Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In 2013, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £564 million (2012: £143 million) relating to the rise in equity markets in the period.

Insurance hedging arrangements
To protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet, the Group purchased put option contracts in 2012 financed by selling some upside potential from equity market movements.  These expired in 2013 and the charge booked in 2013 on these contracts was £9 million.  New protection was acquired in 2013 to replace the expired contracts.  On a mark-to-market valuation basis a loss of £105 million was recognised in relation to the new contracts in 2013.

ADDITIONAL INFORMATION (continued)

4.         Number of employees (full-time equivalent)

	2013	2012

Retail	40,276	41,460
Commercial Banking	7,718	8,051
Wealth, Asset Finance and International	6,960	9,131
Insurance	2,373	2,293
Group Operations	21,602	23,666
Central items	12,386	12,490
	91,315	97,091
Agency staff (full-time equivalent)	(2,338)	(4,303)
Total number of employees (full-time equivalent)	88,977	92,788

5.         Remuneration

As part of the Group’s goal to be the Best Bank for Customers, we reward our colleagues in a way that recognises the very highest expectations in respect of conduct and customer treatment and we continue to be mindful of both the economic environment and views of our stakeholders as we manage our fixed and variable remuneration costs.

We continue to forge strong links between performance, risk management and reward. Sound risk management underpins our remuneration policies and practices, manifested through our use of economic profit, amongst other metrics, to measure performance and in the determination of remuneration levels.

The Group’s bonus pool has been determined by reference to risk adjusted performance, affordability and the views of key stakeholders.  Material adjustments have been made to the pool in 2013 (as in 2012) to reflect the impacts of legacy items.  The bonus pool as a percentage of pre-bonus underlying profit before tax has reduced from 12 per cent in 2012 to 6 per cent.

The Long Term Incentive Plan (LTIP) remains a core part of our reward strategy to ensure we deliver strong and sustainable returns for shareholders and align with the Group’s strategic direction and its goals over the medium term.

Bonus awards are 100 per cent deferred for Executive Directors and they are required to retain any shares vesting from LTIP awards made since 2012 for a further two years (after deductions for tax and national insurance).  For other employees, cash bonus awards are limited to £2,000, with any bonus over £2,000 subject to share based deferral and performance adjustment.

A summary of our approach to variable remuneration in 2013 is shown below:
•
Discretionary annual bonus pool of £395 million (2012: £365 million) representing 6 per cent of pre-bonus underlying profit before tax (2012: 12 per cent), with underlying profit before tax increasing 140 per cent.

•	Annual performance award to Group Chief Executive of £1.7 million in shares, subject to additional performance conditions and deferred until 2019.
•	Total bonus as a percentage of underlying revenues is approximately 2 per cent, in line with 2012 levels.
•	Approximately 78 per cent of the total Group bonus pool is deferred into shares.

RISK MANAGEMENT

The income statement numbers in this section are presented on an underlying basis.

PRINCIPAL RISKS AND UNCERTAINTIES

The most significant risks faced by the Group which could impact on the success of delivering against the Group’s long-term strategic objectives together with key mitigating actions are outlined below.

Credit risk
Principal risks
As a provider of credit facilities to personal and commercial customers, together with financial institutions and Sovereigns, any adverse changes in the economic and market environment we operate in, or the credit quality and/or behaviour of our borrowers and counterparties would reduce the value of our assets and increase our write-downs and allowances for impairment losses, adversely impacting profitability.

Mitigating actions
•	Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.
•	Clearly defined levels of authority ensure we lend appropriately and responsibly with separation of origination and sanctioning activities.
•	Robust credit processes and controls including well-established committees to ensure distressed and impaired loans are identified, considered and controlled with independent credit risk assurance.

Conduct risk
Principal risks
As a major financial services provider we face significant conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customer expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Mitigating actions
•	Customer focused conduct strategy implemented to ensure customers are at the heart of everything we do.
•	Product approval, review process and outcome testing supported by conduct management information.
•	Clearer customer accountabilities for colleagues, including rewards with customer-centric metrics.

Market risk
Principal risks
We face a number of key market risks including interest rate risk across the Banking and Insurance businesses.  However, our most significant market risk is from the Defined Benefit Pension Schemes where asset and liability movements impact on our capital position.

Mitigating actions
•	A rates hedging programme is in place to reduce liability risk.
•	Board approved pensions risk appetite covering interest rate, credit spreads and equity risks.
•	Credit assets and alternative assets are being purchased by the schemes as the equities are sold.
•	Stress and scenario testing.

Operational risk
Principal risks
We face a number of key operational risks including fraud losses and failings in our customer processes. The availability, resilience and security of our core IT systems is the most significant.

Mitigating actions
•	Continually review IT system architecture to ensure systems are resilient, readily available for our customers and secure from cyber attack.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

•	Implement actions from IT resilience review conducted in 2013 to reflect enhanced demands on IT both in terms of customer and regulator expectations.

Funding and liquidity
Principal risks
Our funding and liquidity position is supported by a significant and stable customer deposit base.  However, a deterioration in either our or the UK’s credit rating or sudden and significant withdrawal of customer deposits could adversely impact our funding and liquidity position.

Mitigating actions
•	Hold a large pool of liquid primary assets to meet cash and collateral outflows.
•	Maintain a further large pool of secondary assets which can be used to access Central Bank liquidity facilities.
•	Stress test the Group’s liquidity position against a range of scenarios.

Capital risk
Principal risks
Our future capital position is potentially at risk from adverse financial performance and the introduction of higher capital requirements for distinct risks, sectors or as a consequence of specific UK regulatory requirements.  For example in 2013, the PRA introduced significant additional capital requirements on an adjusted basis that major UK banks are required to meet.

Mitigating actions
•	Close monitoring of actual capital ratios to ensure that we comply with current regulatory capital requirements and are well positioned to meet future requirements.
•	Internal stress testing results to evidence sufficient levels of capital adequacy for the Group under various scenarios.
•	We can accumulate additional capital in a variety of ways including raising equity via a rights issue or debt exchange and by raising tier 1 and tier 2 capital.

Regulatory risk
Principal risks
Due to the nature of the industry we operate in we have to comply with a complex and demanding regulatory change agenda.  Regulatory initiatives we have been working on in 2013 include CRD IV, Mortgage Market Review, Dodd-Frank and Foreign Account Tax Compliance Act 2010. The sanctions for failing to comply far outweigh the costs of implementation.

Mitigating actions
•	The Legal, Regulatory and Mandatory Change Committee ensures we drive forward activity to develop plans for regulatory changes and tracks progress against those plans.
•	Continued investment in our people, processes and IT systems is enabling us to meet our regulatory commitments.

State aid
Principal risks
HM Treasury currently holds 32.7 per cent of the Group’s share capital.  We continue to operate without government interference in the day-to-day management decisions, however there is a risk that a change in government priorities could result in the current framework agreement being replaced, leading to interference in the operations of the Group.  Failure to meet the EU State aid commitments arising from this government support could lead to sanctions.

Mitigating actions
•	Most EU State aid commitments now met with the divestment of the rebranded (TSB) retail banking business outstanding.
•
Now progressing the divestment of TSB through an Initial Public Offering, subject to regulatory and European Commission approval, to ensure best value for our shareholders and certainty for our customers and colleagues.

•	The divested business, rebranded TSB, has operated as a separate business within Lloyds Banking Group since September 2013.

CREDIT RISK PORTFOLIO

•	Impairment charge decreased by 47 per cent to £3,004 million in the year to 31 December 2013, continuing the improvement seen in 2012. The impairment charge has decreased across all divisions.

•	The impairment charge as a percentage of average loans and advances to customers improved to 0.57 per cent compared to 1.02 per cent at 31 December 2012.

•
Impaired loans as a percentage of closing advances reduced to 6.3 per cent at 31 December 2013, from 8.6 per cent at 31 December 2012, driven by improvements in Retail and Commercial Banking and reflecting reductions in both the core and non-core books.

Impairment charge by division

Total impairment charge comprises:
	2013	2012	Change
	£m	£m	%

Retail:
Secured	253	377	33
Unsecured	848	893	5
	1,101	1,270	13

Commercial Banking	1,167	2,946	60

Wealth, Asset Finance and International:
Wealth	18	23	22
Ireland	608	1,245	51
Other International	33	76	57
Asset Finance	71	136	48
	730	1,480	51

Central items	6	1
Total impairment charge	3,004	5,697	47

	2013	2012	Change
	£m	£m	%

Loans and advances to customers	2,988	5,654	47
Debt securities classified as loans and receivables	1	15	93
Available-for-sale financial assets	15	37	59
Other credit risk provisions	-	(9)
Total impairment charge	3,004	5,697	47
	2013	2012	Change
	£m	£m	%

Loans and advances to customers	2,988	5,654	47
Debt securities classified as loans and receivables	1	15	93
Available-for-sale financial assets	15	37	59
Other credit risk provisions	-	(9)
Total impairment charge	3,004	5,697	47

Impairment charge as a % of average advances	0.57%	1.02%	(45)bp

Total impairment charge comprises:

	2013	2012	Change
	£m	£m	%

Loans and advances to customers	2,988	5,654	47
Debt securities classified as loans and receivables	1	15	93
Available-for-sale financial assets	15	37	59
Other credit risk provisions	–	(9)
Total impairment charge	3,004	5,697	47

CREDIT RISK PORTFOLIO (continued)

	2013	2012	Change
	£m	£m	%
Core impairment charge by division

Retail:
Secured	218	304	28
Unsecured	841	888	5
	1,059	1,192	11

Commercial Banking	424	704	40

Wealth, Asset Finance and International:
Wealth	18	23	22
Asset Finance	14	(1)
	32	22	(45)

Central items	6	1
Core impairment charge	1,521	1,919	21

Core impairment charge as a % of average advances	0.35%	0.44%	(9)bp

	2013	2012	Change
	£m	£m	%
Non-core impairment charge by division

Retail:
Secured	35	73	52
Unsecured	7	5	(40)
	42	78	46

Commercial Banking	743	2,242	67

Wealth, Asset Finance and International:
Ireland	608	1,245	51
Other International	33	76	57
Asset Finance	57	137	58
	698	1,458	52
Non-core impairment charge	1,483	3,778	61

Non-core impairment charge as a % of average advances	1.61%	3.08%	(147)bp

CREDIT RISK PORTFOLIO (continued)

Impaired loans and provisions
Group	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%
At 31 December 2013

Retail
Secured	323,107	5,641	1.7	1,472	26.1
Unsecured	21,566	1,546	7.2	578	86.9
	344,673	7,187	2.1	2,050	32.5

Commercial Banking	132,602	14,714	11.1	6,415	43.6

Wealth, Asset Finance and International
Wealth	3,218	349	10.8	70	20.1
Ireland	15,374	9,324	60.6	6,718	72.1
Other International	7,146	212	3.0	108	50.9
Asset Finance	5,712	473	8.3	346	73.2
	31,450	10,358	32.9	7,242	69.9

Reverse repos and other items	2,779	–		–
Total gross lending	511,504	32,259	6.3	15,707	50.1
Impairment provisions	(15,707)
Fair value adjustments3	(516)
Total Group	495,281

At 31 December 2012

Retail
Secured	323,862	6,321	2.0	1,616	25.6
Unsecured	22,698	1,999	8.8	719	82.6
	346,560	8,320	2.4	2,335	32.5

Commercial Banking	144,770	23,965	16.6	9,984	41.7

Wealth, Asset Finance and International
Wealth	4,325	284	6.6	73	25.7
Ireland	19,531	12,501	64.0	8,574	68.6
Other International	9,171	299	3.3	212	70.9
Asset Finance	9,900	924	9.3	594	64.3
	42,927	14,008	32.6	9,453	67.5

Reverse repos and other items	5,814	–		–
Total gross lending	540,071	46,293	8.6	21,772	48.2
Impairment provisions	(21,772)
Fair value adjustments3	(1,074)
Total Group	517,225

1	Impairment provisions include collective unimpaired provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding retail unsecured loans in recoveries (31 December 2013: £881 million, 31 December 2012: £1,129 million).
3
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition.  The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred.  The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for wholesale loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment).  The fair value unwind in respect of impairment losses incurred was £512 million for the period ended 31 December 2013 (31 December 2012: £868 million).  The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

CREDIT RISK PORTFOLIO (continued)

Impaired loans and provisions (continued)
Core	Loans and advances to customers	Impaired Loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%
At 31 December 2013

Retail
Secured	299,085	4,327	1.4	1,158	26.8
Unsecured	21,435	1,492	7.0	576	87.1
	320,520	5,819	1.8	1,734	34.8

Commercial Banking	111,883	5,131	4.6	2,441	47.6

Wealth, Asset Finance and International
Wealth	3,218	349	10.8	70	20.1
Asset Finance	3,392	57	1.7	29	50.9
	6,610	406	6.1	99	24.4

Reverse repos and other items	2,779	−		−
Total core gross lending	441,792	11,356	2.6	4,274	40.6
Impairment provisions	(4,274)
Fair value adjustments	(552)
Total core	436,966

At 31 December 2012

Retail
Secured	297,902	4,793	1.6	1,251	26.1
Unsecured	22,156	1,900	8.6	706	82.8
	320,058	6,693	2.1	1,957	34.7

Commercial Banking	104,867	5,907	5.6	2,866	48.5

Wealth, Asset Finance and International
Wealth	4,325	284	6.6	73	25.7
Asset Finance	1,090	67	6.1	12	17.9
	5,415	351	6.5	85	24.2

Reverse repos and other items	5,814	–		–
Total core gross lending	436,154	12,951	3.0	4,908	41.2
Impairment provisions	(4,908)
Fair value adjustments	(778)
Total core	430,468

1	Impairment provisions include collective unimpaired provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding retail unsecured loans in recoveries (31 December 2013: £831 million, 31 December 2012: £1,047 million).

CREDIT RISK PORTFOLIO (continued)

Impaired loans and provisions (continued)
Non-core	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%
At 31 December 2013

Retail
Secured	24,022	1,314	5.5	314	23.9
Unsecured	131	54	41.2	2	50.0
	24,153	1,368	5.7	316	24.0
Commercial Banking
Corporate Real Estate and other corporate3	11,571	8,131	70.3	3,320	40.8
Specialist Finance4	9,017	1,368	15.2	565	41.3
Other	131	84	64.1	89
	20,719	9,583	46.3	3,974	41.5
Wealth, Asset Finance and International
Ireland	15,374	9,324	60.6	6,718	72.1
Other International	7,146	212	3.0	108	50.9
Asset Finance	2,320	416	17.9	317	76.2
	24,840	9,952	40.1	7,143	71.8
Reverse repos and other items	−	−
Total non-core gross lending	69,712	20,903	30.0	11,433	54.8
Impairment provisions	(11,433)
Fair value adjustments	36
Total non-core	58,315

At 31 December 2012

Retail
Secured	25,960	1,528	5.9	365	23.9
Unsecured	542	99	18.3	13	76.5
	26,502	1,627	6.1	378	24.5
Commercial Banking
Corporate Real Estate and other corporate3	21,777	14,447	66.3	5,411	37.5
Specialist Finance4	15,488	2,935	19.0	1,235	42.1
Other	2,638	676	25.6	472	69.8
	39,903	18,058	45.3	7,118	39.4
Wealth, Asset Finance and International
Wealth	−	−		−
Ireland	19,531	12,501	64.0	8,574	68.6
Other International	9,171	299	3.3	212	70.9
Asset Finance	8,810	857	9.7	582	67.9
	37,512	13,657	36.4	9,368	68.6
Reverse repos and other items	–	–		–
Total non-core gross lending	103,917	33,342	32.1	16,864	50.7
Impairment provisions	(16,864)
Fair value adjustments	(296)
Total non-core	86,757

1	Impairment provisions include collective unimpaired provisions.
2	Impairment provisions as a percentage of impaired loans are calculated excluding retail unsecured loans in recoveries (31 December 2013: £50 million; 31 December 2012: £82 million).
3	Includes the Corporate Real Estate BSU portfolio which is now managed with other Corporate (including non-core good book Corporate Real Estate) assets which were previously disclosed in Other.
4	Includes the specialised lending portfolio which is now managed with the Specialist Finance assets which were previously disclosed in Other.

CREDIT RISK PORTFOLIO (continued)

Retail

•	Impairment charge decreased by 13 per cent to £1,101 million primarily driven by a reduction in impaired loans in the secured portfolio.

•	Impairment charge, as an annualised percentage of average loans and advances to customers improved to 0.32 per cent in 2013 from 0.36 per cent in 2012.

•	Overall value of assets entering arrears in 2013 was lower in both unsecured and secured lending compared to 2012.

•
Non-core portfolio represented 7 per cent of total retail assets at 31 December 2013 and primarily comprised of specialist mortgages, which is closed to new business and has been in run-off since 2009.

The Retail division’s loans and advances to customers are analysed in the following table:
	At 31 Dec 2013	At 31 Dec 2012
	£m	£m

Secured:
Mainstream	246,586	248,735
Buy to let	52,791	49,568
Specialist	23,730	25,559
	323,107	323,862
Unsecured:
Credit cards	9,373	9,465
Personal loans	9,595	10,523
Overdrafts	2,598	2,710
	21,566	22,698
Total gross lending	344,673	346,560

Secured lending

Impairment
The impairment charge decreased by £124 million to £253 million compared with 2012.  The annualised impairment charge as a percentage of average loans and advances to customers was 0.08 per cent compared to 0.12 per cent in 2012. Impairment provisions were £1,472 million at 31 December 2013 compared to £1,616 million at 31 December 2012.  Impaired loans have fallen for four consecutive years and were £5,641 million at 31 December 2013 compared to £6,321 million at 31 December 2012.  As a result of this continued trend in 2013, impairment provisions as a percentage of impaired loans increased to 26.1 per cent from 25.6 per cent at 31 December 2012.

The impairment provisions held against secured assets reflect the Group’s view of appropriate allowances for incurred losses.  The Group holds appropriate impairment provisions for customers who are experiencing financial difficulty, either on a forbearance arrangement or who may be able to maintain their repayments only whilst interest rates remain low.

Arrears
The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £819 million to £8,818 million at 31 December 2013 compared to £9,637 million at 31 December 2012.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans1		Total mortgage balances %
At 31 December	2013	2012	2013	2012	2013	2012	2013	2012
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	52,687	55,905	2.1	2.2	5,898	6,287	2.4	2.5
Buy to let	6,338	7,306	1.3	1.6	869	1,033	1.6	2.1
Specialist	11,870	13,262	7.3	7.6	2,051	2,317	8.6	9.1
Total	70,895	76,473	2.3	2.4	8,818	9,637	2.7	3.0

1	Value of loans represents total book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 2,229 cases at 31 December 2013 compared to 2,438 cases at 31 December 2012.

Secured loan to value analysis
The average indexed loan to value (LTV) on the mortgage portfolio at 31 December 2013 decreased to 52.8 per cent compared with 56.4 per cent at 31 December 2012.  The average LTV for new mortgages and further advances written in 2013 was 63.6 per cent compared with 62.6 per cent in 2012.  The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 5.2 per cent at 31 December 2013, compared with 11.7 per cent at 31 December 2012.

Actual and average LTVs across the Retail mortgage portfolios

At 31 December 2013	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	37.0	20.4	20.1	33.1
60% to 70%	16.9	21.3	15.7	17.5
70% to 80%	19.8	26.0	19.3	20.8
80% to 90%	14.7	15.1	20.1	15.1
90% to 100%	7.1	11.1	14.3	8.3
Greater than 100%	4.5	6.1	10.5	5.2
Total	100.0	100.0	100.0	100.0
Average loan to value:2
Stock of residential mortgages	49.5	66.9	66.2	52.8
New residential lending	63.6	64.0	n/a	63.6
Impaired mortgages	66.6	90.1	80.8	71.6

At 31 December 2012	Mainstream	Buy to let	Specialist1	Total
	%	%	%	%

Less than 60%	31.9	12.8	14.7	27.6
60% to 70%	12.8	12.9	9.7	12.6
70% to 80%	18.3	26.2	17.2	19.4
80% to 90%	16.6	16.5	19.1	16.8
90% to 100%	10.5	15.4	18.5	11.9
Greater than 100%	9.9	16.2	20.8	11.7
Total	100.0	100.0	100.0	100.0
Average loan to value:2
Stock of residential mortgages	52.7	73.6	72.6	56.4
New residential lending	62.3	64.5	n/a	62.6
Impaired mortgages	72.2	99.3	88.1	78.3

1	Specialist lending is closed to new business and is in run-off.
2	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.
CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Unsecured lending

Impairment
In 2013 the impairment charge on unsecured loans and advances to customers reduced by £45 million compared with 2012.  The annualised impairment charge as a percentage of average loans and advances to customers increased to 3.80 per cent in 2013 from 3.73 per cent in 2012.

Impaired loans have decreased by £453 million since 31 December 2012 to £1,546 million at 31 December 2013 which represented 7.2 per cent of closing loans and advances to customers, compared with 8.8 per cent at 31 December 2012.  The reduction in impaired loans is a result of the Group’s prudent risk appetite and ongoing effective portfolio management.  Retail’s exposure to revolving credit products has been actively managed to ensure that it is appropriate to customers’ changing financial circumstances.

Impairment provisions decreased by £141 million, compared with 31 December 2012.  This reduction was driven by fewer assets entering arrears and recoveries assets being written down to the present value of future expected cash flows.  Impairment provisions as a percentage of impaired loans in collections increased to 86.9 per cent at 31 December 2013 from 82.6 per cent at 31 December 2012.

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress.  The material elements of these schemes through which the Group has granted a concession, whether temporarily or permanently, are set out below.

Types of forbearance
The Group classifies the treatments offered to retail customers who have experienced financial difficulty into the following categories:

–
Reduced contractual monthly payment: a temporary account change to assist customers through periods of financial difficulty where arrears do not accrue at the original contractual payments, for example temporary interest only arrangements and short-term payment holidays granted in collections.  Any arrears existing at the commencement of the arrangement are retained.

–	Reduced payment arrangements: a temporary arrangement for customers in financial distress where arrears accrue at the contractual payment, for example short-term arrangements to pay.
–	Term extensions: a permanent account change for customers in financial distress where the overall term of the mortgage is extended, resulting in a lower contractual monthly payment.
–	Repair: a permanent account change used to repair a customer’s position when they have emerged from financial difficulty, for example capitalisation of arrears.

Forbearance identification and classification
The Group has applied revised forbearance definitions based upon principles developed through the British Bankers’ Association.  As a result of this, forbearance data for 2012 has been restated to reflect the new definitions.  The restated data for 2012 shows overall forbearance balances to be higher than previous financial statements as the balances now include accounts which are no longer on a forbearance treatment, but where the exposure is known to be, or may still be, in financial difficulty.

The Group classifies a retail account as forborne at the time a customer in financial difficulty is granted a concession.  Accounts are classified as forborne only for the period of time which the exposure is known to be, or may still be, in financial difficulty.  Where temporary forbearance is granted, exit criteria are applied to include accounts until they are known to no longer be in financial difficulty.  Details of the exit criteria are shown in the analysis below.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Where the treatment involves a permanent change to the contractual basis of the customer’s account such as a capitalisation of arrears or term extension, the Group classifies the balance as forborne for a period of 24 months, after which no distinction is made between these accounts and others where no change has been made.

Secured lending
At 31 December 2013, retail secured loans and advances currently or recently subject to forbearance were 2.0 per cent (31 December 2012: 2.9 per cent) of total retail secured loans and advances.  The Group no longer offers temporary interest only as a forbearance treatment to secured retail lending customers in financial difficulty, which is the primary driver of the reduction in forbearance balances in 2013.  Further analysis of the forborne loan balances is set out below:

At 31 December	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	2013	20122	2013	20122	2013	20122
	£m	£m	£m	£m	%	%
Temporary forbearance arrangements
Reduced contractual monthly payment3	995	4,514	226	538	4.0	2.5
Reduced payment arrangements4	1,376	1,412	160	320	3.2	4.0
	2,371	5,926	386	858	3.5	2.8
Permanent treatments
Repair and term extensions5	4,008	3,565	305	289	3.4	3.9
Total	6,379	9,491	691	1,147	3.4	3.2

Included in the total above:
Temporary arrangements currently on treatment	1,100	3,103	179	516	3.4	3.7
Permanent treatments within last 12 months	2,187	1,913	78	90	3.1	4.3

1	£5,688 million of current and recent forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £8,344 million).
2	Restated to reflect the change in forbearance probation periods. Previously only temporary arrangements in place at the year end and permanent changes commenced during the year were shown.
3
Includes temporary interest only arrangements and short-term payment holidays granted in collections where the customer is currently benefitting from the treatment and where the concession has ended within the previous six months (temporary interest only) and previous 12 months (short-term payment holidays).

4	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.
5	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at the year end.

Collective impairment assessment of retail secured loans subject to forbearance
Loans which are forborne are grouped with other assets with similar risk characteristics and assessed collectively for impairment as described below. The loans are not considered as impaired loans unless they meet the Group’s definition of an impaired asset.

The Group’s approach is to ensure that provisioning models, supported by management judgement, appropriately reflect the underlying loss risk of exposures. The Group uses sophisticated behavioural scoring to assess customers’ credit risk.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

The underlying behavioural scorecards consider many different characteristics of customer behaviour, both static and dynamic, from internal sources and also from credit bureaux data, including characteristics that may identify when a customer has been in arrears on products held with other firms. Hence, these models take a range of potential indicators of customer financial distress into account.

The performance of such models is monitored and challenged on an ongoing basis, in line with the Group’s model governance policies. The models are also regularly recalibrated to reflect up to date customer behaviour and market conditions. Specifically, regular detailed analysis of modelled provision outputs is undertaken to demonstrate that the risk of forbearance or other similar activities is recognised, that the outcome period adequately captures the risk and that the underlying risk is appropriately reflected. Where this is not the case, additional provisions are applied to capture the risk.

Unsecured lending
At 31 December 2013, UK retail unsecured loans and advances currently or recently subject to forbearance were 2.6 per cent (31 December 2012: 3.9 per cent) of total UK retail unsecured loans and advances of £21,566 million (31 December 2012: £22,698 million). Further analysis of the forborne loan balances is set out below:

At 31 December	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	2013	20122	2013	20122	2013	20122
	£m	£m	£m	£m	%	%

Temporary forbearance arrangements
Reduced contractual monthly payment3	260	339	230	324	39.2	48.8
Reduced payment arrangements4	104	194	86	150	51.7	49.3
	364	533	316	474	42.8	49.0
Permanent treatments
Repair and term extensions5	201	350	79	176	9.9	10.4
Total	565	883	395	650	31.1	33.7

Included in the total above:
Temporary arrangements currently on treatment	265	388	262	383	45.0	51.6
Permanent treatments within last 12 months	90	208	38	110	13.2	11.8

1	£170 million of current and recent forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £233 million).
2	Restated to reflect the change in forbearance probation periods. Previously only temporary arrangements in place at the year end and permanent changes commenced during the year were shown.
3
Includes repayment plans and short-term payment holidays granted in collections where the customer is currently benefitting from the treatment and where the concession has ended within the previous six months.

4	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous six months.
5	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at the year end.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Collective impairment assessment of UK retail unsecured loans and advances subject to forbearance
Credit risk provisioning for the UK retail unsecured portfolio is undertaken on a purely collective basis.  The approach used is based on segmented cash flow models, divided into two primary streams for loans judged to be impaired and those that are not.  Accounts subject to repayment plans and collections refinance loans are among those considered to be impaired.

For exposures that are judged to be impaired, provisions are determined through modelling the expected cure rates, write-off propensity and cash flows with segments explicitly relating to repayment plans and refinance loans treatments.  Payments of less than the monthly contractual amount are reflected in reduced cash flow forecasts when calculating the impairment allowance for these accounts.

The outputs of the models are monitored and challenged on an ongoing basis.  The models are run monthly meaning that current market conditions and customer processes are reflected in the output.  Where the risks identified are not captured in the underlying models, appropriate additional provisions are made.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

•
Impairment charge decreased by 60 per cent to £1,167 million, driven by lower charges mainly in the non-core portfolio, reflecting continued proactive management and deleveraging.  Charges also reduced significantly in the core portfolio reflecting better quality origination, together with higher releases in 2013 compared to the same period in 2012.

•
The overall quality of the core Commercial Banking portfolio remains good with the Group’s prudent through the cycle approach to risk appetite, and the continuing low interest rate environment helping to maintain defaults at a relatively low level.  New business is of good quality and better than the back book average.

•
The impairment charge as a percentage of average loans and advances improved to 0.83 per cent from 1.85 per cent in 2012.  Core impairment charge as an annualised percentage of average loans and advances to customers improved to 0.39 per cent compared to 0.67 per cent in 2012.

•	Non-core now represents 15.6 per cent of total loans and advances to customers compared to 27.6 per cent at 31 December 2012, reflecting the improved mix of the portfolio overall.

Core

Core impaired loans decreased by £776 million to £5,131 million compared with £5,907 million at 31 December 2012 and as a percentage of closing loans and advances to customers decreased to 4.6 per cent from 5.6 per cent at 31 December 2012.  The core impairment charge has reduced to £424 million in 2013 compared to £704 million in 2012, reflecting better quality origination and higher releases, with the low interest rate environment helping to maintain defaults at a relatively lower level.

At 31 December 2013 £112 billion of gross loans and advances to customers in the Commercial Banking core portfolio are segmented across four different coverage segments.

SME
SME serves business customers with turnover up to £25 million.  Impaired loans decreased by £399 million to £2,271 million compared with £2,670 million at 31 December 2012.  The impairment charge has reduced to £188 million in 2013 compared to £259 million in 2012 reflecting stable or improved portfolio credit quality across all key metrics.

The SME portfolio continues to grow within prudent and consistent credit risk appetite parameters with net lending increasing 6 per cent year-on-year.  These results reflect the Group’s continuing commitment to support the UK economy and government schemes such as Funding for Lending and Enterprise Finance Guarantee.

SME’s control and monitoring activities have continued to play a fully effective role in identifying and supporting customers showing early signs of financial stress.  As part of this, our dedicated SME Business Support function continues to work with customers through their difficulties.

Mid Markets
Mid Markets serves business customers with turnover of £25 million to £750 million.  The business remains predominantly UK-focused and is closely linked to the performance of the domestic economy.  Impaired loans decreased by £261 million to £1,591 million compared with £1,852 million at 31 December 2012.  The impairment charge has reduced to £157 million in 2013 compared to £238 million in 2012.  Overall credit quality has remained stable during 2013.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

The real estate business within the Group’s Mid Markets portfolio is focused predominantly on unquoted private real estate portfolios.  Credit quality continues to improve and the number of new non-performing customers continues to reduce.  New business propositions are being written under robust policy parameters and in line with agreed risk appetite, with particular focus on cashflow.  Tenant default is an area of potential focus particularly when the lending is supported by secondary or tertiary assets.

Global Corporates
Global Corporates is a coverage business operating across the UK, Europe and North America and is responsible for the overall management of relationships with major corporate clients.  Impaired loans increased slightly by £37 million to £1,173 million compared with £1,136 million at 31 December 2012.  The impairment charge has reduced to £75 million in 2013 compared to £195 million in 2012.

The core portfolio related to trading companies continues to be predominantly Investment Grade focused; the overall portfolio asset quality remains good; and corporate balance sheets generally remain conservatively structured following a period of de-leveraging through the downturn.

The real estate business within the Group’s Global Corporate portfolio is focused on the larger end of the UK property market with a bias to the quoted public listed companies and funds sector.  Portfolio credit quality remains strong being underpinned by seasoned management teams with proven asset management skills generating predictable cash flows from their income producing portfolios.

Financial Institutions
Commercial Banking maintains relationships with a number of major UK and International Finance Institutions, which are predominantly investment grade rated.  These relationships are either client focused or held to support the Group’s funding, liquidity and general hedging requirements.  The impairment charge in Financial Institutions remained low at £4 million.

Trading exposures continue to be predominantly short-term and/or collateralised with inter bank activity mainly undertaken with strong investment grade counterparties.  While conditions in the Eurozone stabilized during 2013, the Group continues to adopt a conservative stance maintaining close portfolio scrutiny and oversight.  Detailed contingency plans are in place and exposures to financial institutions domiciled in peripheral Eurozone countries are kept modest and managed within tight risk parameters. Overall, portfolio credit quality remains good and outlook is stable.

The majority of funding and risk management activity is transacted with investment grade counterparties including Sovereign central banks and much of it is on a collateralised basis, such as repos and swaps facing a Central Counterparty (CCP).  Bilateral derivative transactions with Financial Institution counterparties are typically collateralised under a credit support annex in conjunction with the ISDA Master Agreement.  The Group continues to consolidate its counterparty risk via CCP’s as part of an ongoing move to reduce bilateral counterparty risk by clearing standardised derivative contracts.

Non-core
Non-core impaired loans decreased by £8,475 million to £9,583 million compared with £18,058 million at 31 December 2012 and as a percentage of closing loans and advances to customers increased to 46.3 per cent from 45.3 per cent at 31 December 2012.  The non-core impairment charge has reduced to £743 million in 2013 compared to £2,242 million in 2012, reflecting the continued deleveraging.

The non-core portfolio includes elements of the Corporate Real Estate and Specialist Finance portfolios which are classified as non-core.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Non-core Corporate Real Estate and other Corporate
Loans and advances to customers include the non-core Corporate Real Estate Business Support Unit (BSU) portfolio.  Following successful asset reduction progress, this portfolio is now managed together with European Assets and other Corporate assets previously disclosed as Other non-core.

The impairment charge in this portfolio fell to £522 million compared to £1,453 million in 2012.  The fall in the impairment charge reflects lower gross charges on a reduced portfolio, favourable market movements on impaired derivatives and the continuing proactive management enabling some write backs on previously impaired loans.

The portfolio has reduced significantly ahead of expectations primarily due to the momentum on various deleveraging strategies including consensual asset sales by customers, loan sales and asset disposals which totalled £7.4 billion (net book value) in the year.  The non-core Corporate Real Estate BSU element of the portfolio reduced from £15.7 billion to £8.9 billion during 2013 and there was considerable progress on the European exposure within this portfolio where loan balances fell from £3.7 billion to £0.7 billion.

Non-core Specialist Finance
Loans and advances to customers include the non-core Acquisition Finance (leverage lending) portfolio which falls into non-core since it is outside the Group’s risk appetite, and the non-core Asset Based Finance portfolios (which include Ship Finance, Aircraft Finance and Infrastructure). Total gross loans and advances reduced by £6.5 billion, from £15.5 billion to £9.0 billion as at 31 December 2013 mainly due to disposals of £4.5 billion (net book value).

Ship Finance gross drawn lending (excluding leasing) totalled £1,074 million (net £965 million) as at 31 December 2013.  This portfolio still suffers some stress due to volatile asset values and ongoing financial restructures. As a consequence, impairment charges are running at similar levels to those experienced in 2012, however continued strategic disposals through 2013 have materially de-risked the residual portfolio.

Secured loan to value analysis for UK Direct Real Estate lending
The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities, as opposed to trading activities (such as hotels, care homes and housebuilders).  The Group manages its exposures to Direct Real Estate across a number of different coverage segments.

Core UK Direct Real Estate
Approximately three quarters of loans and advances relate to commercial real estate with the remainder mostly residential real estate.  A large element of the residential exposure is to professional landlords in the Group’s SME business where performance has been good.  Approximately two thirds of the core commercial real estate portfolio was originated under heritage Lloyds TSB credit risk criteria.  The Group’s risk appetite requires it to look first at the underlying cash flows as part of credit assessment, alongside key requirements for good quality counterparties and a well spread tenant profile.

Non-core UK Direct Real Estate
The Group considers this portfolio to be appropriately provided for after taking into account the value of the collateral held.  In the case of impaired UK direct real estate exposures (over £5 million) there is a net property collateral shortfall of approximately £0.1 billion.  This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees.  The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available.  These include use of market indexes, models and subject matter expert judgement.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Loan to value ratios (indexed or actual if within last 12 months) for the Group’s largest transactions (over £5 million) are detailed in the table below.

LTVs – UK Direct Real Estate
At 31 December 2013	Core loans and advances (gross)		Non-core loans and advances (gross)
	£m	%	£m	%

Exposures > £5 million:
Less than 60%	4,444	42	437	7
61% to 70%	2,182	21	268	4
71% to 80%	1,159	11	145	2
81% to 100%	407	4	1,896	29
101% to 125%	385	4	766	12
More than 125%	571	5	2,961	46
Unsecured	1,342	13	23	–
	10,490	100	6,496	100
Exposures < £5 million	9,280		1,143
Total	19,770		7,639

At 31 December 20121
Exposures > £5 million:
Less than 60%	3,722	35	703	7
61% to 70%	1,785	17	292	3
71% to 80%	2,028	19	886	9
81% to 100%	1,282	12	2,188	21
101% to 125%	393	4	1,398	14
More than 125%	563	5	4,405	43
Unsecured	849	8	332	3
	10,622	100	10,204	100
Exposures < £5 million	8,976		1,727
Total	19,598		11,931

1	Restated to reflect a change in methodology from registered address of borrower to location of underlying collateral.

Acquisition (Leverage) Finance lending

Core Acquisition Finance
Gross drawn lending totalled £2,128 million (net £2,111 million) as at 31 December 2013.  The portfolio comprises leveraged financing facilities made available, predominantly, to UK borrowers owned by private equity sponsors. The majority of transactions have been structured in the past three years and all are in line with the Group’s risk appetite.  Refinancing risk is not considered a material issue for the portfolio due to the relatively young vintage of the book and conservative risk parameters.

Non-core Acquisition Finance
Gross drawn lending totalled £836 million (net £667 million) as at 31 December 2013.  Impairment charges in the non-core Acquisition Finance portfolio continue to decline significantly, reflecting further material reductions in the size of the portfolio and stabilising market conditions.  Disposals of £1,566 million (net book value) were achieved during 2013.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Forbearance

A key factor in determining whether the Group treats a commercial customer as forborne is the granting of a concession to a borrower who is in financial difficulty.

Loans that have been renegotiated and/or restructured for solely commercial reasons, where there is no financial difficulty would not be treated as forborne.  The Group does not believe the concept of forbearance attaches to the trading book where assets are marked to market daily.

The Group recognises that forbearance alone is not necessarily an indicator of impaired status but is a trigger point for the review of the customer’s credit profile. The Group grants forbearance when it believes that there is a realistic prospect of the customer continuing to be able to repay all facilities in full.  If there is any concern over future cash flows and the Group incurring a loss, then forborne loans will be classified as impaired in accordance with the Group’s impairment policy.

Recovery can sometimes be through improvement in market or economic conditions, or the customer may benefit from access to alternative sources of liquidity such as an equity injection. These can be especially relevant in real estate or other asset backed transactions where a fire sale of assets in a weak market may be unattractive.

Depending on circumstances and when operated within robust parameters and controls, the Group believes forbearance can help support the customer in the short to medium-term.

Therefore the Group expects to have unimpaired forborne assets within its portfolios, although as noted below, these are specifically controlled and managed. Unimpaired forborne assets are included in calculating the overall collective unimpaired provision, and which uses the historical observed default rate of the portfolio as a whole as part of its calculation.

Types of forbearance
Forbearance treatments may include changes to:
•	Contractual payment terms (for example loan extensions, or changes to debt servicing terms), and
•	Non-payment contractual terms (for example covenant amendments or waivers) where the modifications enable default to be avoided.

The four main types of forbearance concessions to commercial customers in financial difficulty are set out below:

–
Covenants: This includes temporary and permanent waivers, amendment or resetting of non-payment contractual covenants (including LTV and interest cover).   The granting of this type of concession in itself would not result in the loan being classified as impaired;

–
Extensions/Alterations:  This includes extension and/or alteration of repayment terms to a level outside of market or the Group’s risk appetite due to the customer’s inability to make existing contractual repayment terms; amendments to an interest rate to a level considered outside of market or the Group’s risk appetite, or other amendments such as changes to debt servicing arrangements;

–	Forgiveness: This includes debt for equity swaps or partial debt forgiveness. This type of forbearance will always give rise to impairment; and

–
Multiple type of forbearance (a mixture of the above three). Where a concession is granted to an obligor that is not in financial difficulty or the risk profile is considered within current risk appetite, the concession would not be considered to be an act of forbearance.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

A number of options are available to the Group where a customer is facing financial difficulty, and each case is treated depending on its own specific circumstances.

The Group’s strategy and offer of forbearance is largely dependent on the individual situation and early identification, control and monitoring are key in order to support the customer and protect the Group. Concessions are often provided to help the customer with their day to day liquidity and working capital.

Forbearance identification and classification
The Group’s policy is to treat all impaired assets in Commercial Banking as having been granted some form of forbearance.  Impaired loans and advances can only exist in Business Support/ Global Non Core (or Customer Support for smaller SME customers).   Unimpaired forborne loans and advances exist both in the good book and in Business Support/Global Non Core.

All non-retail loans and advances in Commercial Banking are reviewed at least annually by the independent Risk Division.  As part of our long established Credit Risk Classification system, every loan and advance in the good book is categorised as either ‘good’ or ‘watchlist’.

The watchlist is further categorised depending on the current and expected credit risk attaching to the obligor and the transaction.  All watchlist names are reviewed by the Business and Risk at least once a month, and the classification is updated if required.

Any concession requested by an obligor is carefully reviewed and must be approved by the independent Risk Division.  As part of the review, Risk will determine if financial difficulty is observed.  If so, then it is policy that any off market concession granted, including where outside Group appetite (that would not be considered in the normal course of business) is automatically treated as forbearance and the classification is amended from ‘good’ to ‘watchlist’, and subject to monthly reviews.  For the avoidance of doubt, however, where the concession is granted to an obligor that it is not in financial difficulty or the risk profile is considered within current risk appetite, the concession would not be considered to be an act of forbearance.

Any event that has an adverse or potentially adverse impact on the ability of the customer to repay in full is likely to result in the asset being impaired and, if required, an impairment allowance recognised.  If this results in an identification of impairment, the obligor is immediately transferred to Business Support and will be treated as an impaired asset.  If not, then Risk will determine if the obligor should stay in the good book (categorised as watchlist), or transfer to Business Support for more intensive monitoring.

All reviews (whether in the good book or Business Support/Global Non Core) include analysis of latest financial information, a consideration of the market and sector the obligor operates in, performance against plan and revised terms and conditions granted as part of the forbearance concession.

Exit from forbearance classification
An obligor where forbearance has been granted will remain treated and recorded as forborne until it evidences acceptable performance over a period of time. This period will depend on a number of factors such as whether the obligor is trading in line with its revised plan, it is operating within the new terms and conditions (including observation to revised covenants and contractual payments), its financial performance is stable or improving, and there are no undue concerns over its future performance.  As a minimum, this period is currently expected to be at least 12 months following a forbearance event (during 2014, the minimum cure period will be reviewed again in conjunction with regulatory requirements).  However, notwithstanding this, the overriding requirement is that the financial difficulty previously seen has been removed, and the performance has stabilised.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Once an obligor evidences acceptable performance over a period of time, the Group would expect that it could be returned to the mainstream good classification and they would no longer be considered forborne. It is important to note that such a decision can be made only by the independent Risk Division.

Currently, the exception to this 12 month minimum period is where a permanent structural cure is made (for example, this could be an injection of new collateral security or partial repayment of debt to restore an LTV back to within the covenant). In this case, the obligor may be removed from the forbearance category once the permanent cure has been made.

Further analysis of the forborne loan balance is set out below:
	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
At 31 December	2013	2012	2013	2012
	£m	£m	%	%

Impaired	14,714	23,965	43.6	41.7
Unimpaired	6,221	9,027	–	–
Total	20,935	32,992	30.6	30.3

All impaired assets are considered forborne.  At 31 December 2013, £6,221 million (31 December 2012: £9,027 million) of its unimpaired assets are also considered forborne as a result of proactive management of cases to help customers in financial difficulties.  Of this figure, £3,789 million was classified as non-core, with the remaining £2,432 million classified as core.

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 31 December 2013 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

	Direct Real Estate	Other industry sector	Total
At 31 December 2013	£m	£m	£m

Type of unimpaired forbearance
UK1 exposures > £5 million
Covenants	1,555	842	2,397
Extensions	200	343	543
Multiple	23	380	403
	1,778	1,565	3,343
Exposures < £5 million and other non-UK1			2,878
Total			6,221

1	Based on location of the office recording the transaction.

CREDIT RISK PORTFOLIO (continued)

Wealth, Asset Finance and International

•	Impairment charge was £730 million, 51 per cent lower than 2012. The improvement was primarily driven by the
Irish portfolio.
•
In the Irish wholesale portfolios 88.3 per cent (31 December 2012: 85.2 per cent) is now impaired with an impairment provisions as a percentage of impaired loans of 73.1 per cent (31 December 2012: 68.0 per cent), primarily reflecting continued deterioration in the Irish commercial property market.  Net exposure in Ireland wholesale has fallen to £3.4 billion (31 December 2012: £5.4 billion).

•
In the Irish retail mortgage portfolio, impairment provisions as a percentage of impaired loans decreased to 63.4 per cent (31 December 2012: 71.2 per cent), driven by the sale of a portfolio of non performing mortgages.

International

Ireland
The Group continues to reduce its exposure to Ireland with gross loans and advances reducing by £4,157 million during 2013 mainly due to disposals, write-offs and net repayments.

Total impaired loans decreased by £3,177 million, or 25 per cent to £9,324 million compared with £12,501 million at 31 December 2012.  The reduction was driven primarily by commercial real estate and corporate loans.  Impaired loans as a percentage of closing loans and advances decreased to 60.6 per cent compared to 64.0 per cent at December 2012.  Continuing weakness in the Irish real estate markets resulted in a further increase in Ireland wholesale coverage in 2013 to 73.1 per cent.

Impairment charges decreased by £637 million to £608 million compared to 2012. The impairment charge as an annualised percentage of average loans and advances to customers improved to 3.28 per cent from 5.53 per cent in 2012.

Ireland retail loans and advances to customers decreased to £5,944 million in 2013 from £6,656 million at 31 December 2012. Impaired loans as a percentage of loans and advances decreased to 16.9 per cent from 23.0 per cent at 31 December 2012. In the Irish retail mortgage portfolio impairment provisions as a percentage of impaired loans decreased to 63.4 per cent (from 71.2 per cent at 31 December 2012). These decreases have all been driven by the sale of a portfolio of non performing mortgages.

The most significant contribution to impaired loans in Ireland is the Commercial Real Estate portfolio.  92.3 per cent of the portfolio is now impaired compared to 90.7 per cent at 31 December 2012.  The impairment provisions as a percentage of impaired loans increased in the year to 74.2 per cent from 69.9 per cent at 31 December 2012 reflecting the continued deterioration in commercial real estate prices in Ireland.

Ireland impairment charge
	2013	2012	Change
	£m	£m	%

Retail	(26)	108
Commercial real estate	219	739	70
Corporate	415	398	(4)
Total	608	1,245	51

CREDIT RISK PORTFOLIO (continued)

Wealth, Asset Finance and International (continued)

Ireland impaired loans and provisions
At 31 December 2013	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions	Impairment provision as % of impaired loans
	£m	£m	%	£m	%

Retail	5,944	1,002	16.9	638	63.7
Commercial real estate	5,512	5,087	92.3	3,775	74.2
Corporate	3,918	3,235	82.6	2,305	71.3
Total	15,374	9,324	60.6	6,718	72.1

At 31 December 2012

Retail	6,656	1,534	23.0	1,111	72.4
Commercial real estate	7,408	6,720	90.7	4,695	69.9
Corporate	5,467	4,247	77.7	2,768	65.2
Total	19,531	12,501	64.0	8,574	68.6

Commercial Real Estate lending in Ireland: secured loan to value analysis
Loan to value ratios (indexed or actual if within last 18 months) for the Group’s largest transactions (over €5 million) are detailed in the table below.  The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each transaction and the value of the collateral held.  In the case of impaired Ireland commercial real estate exposures (over €5 million) there is a net property collateral shortfall of approximately £0.2 billion.  This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees.  The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available.  These include use of market indexes, models and subject matter expert judgement.

	At 31 December 2013		At 31 December 2012
	£m	%	£m	%

Gross exposures > €5 million:
Less than 60%	84	2	119	2
61% to 70%	11	–	20	–
71% to 80%	15	–	27	–
81% to 100%	88	2	165	3
101% to 125%	81	2	182	3
More than 125%	3,555	83	4,927	81
Unsecured	440	11	674	11
	4,274	100	6,114	100
Gross exposures < €5 million	1,238		1,294
Total	5,512		7,408

CREDIT RISK PORTFOLIO (continued)

Wealth, Asset Finance and International (continued)

Other International
Total impaired loans decreased to £212 million at 31 December 2013 compared to £299 million at 31 December 2012 driven by the sale of the Spain retail portfolio.  In the Netherlands impairment provisions as a percentage of impaired loans increased to 52.3 per cent from 51.9 per cent at 31 December 2012.

Asset Finance
United Kingdom: the impairment charge in the year to 2013 reduced by 53 per cent to £57 million (of which £43 million related to non-core assets) compared with £121 million in the year to 2012, driven by continued strong credit management and further improved credit quality.  The retail portfolio saw fewer customers failing to meet their payment arrangements resulting in a lower proportion of people falling into arrears.  The retail impairments also benefited from debt sale activity during the course of the year.  The number of defaults in all areas of the commercial and corporate lending book was low relative to the last three years, reflecting effective previous and ongoing credit risk management actions.

Australia: the portfolio was fully disposed of in the second half of 2013.

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial stress.  For retail customers, the Group classifies forbearance treatments into the categories shown for Retail division. For commercial customers, the Group classifies forbearance treatments in line with Commercial Banking division. Details of these treatments are shown on pages 49 and 57 respectively.

CREDIT RISK PORTFOLIO (continued)

Wealth, Asset Finance and International (continued)

Secured retail lending – Ireland
At 31 December 2013, Irish secured loans and advances subject to current or recent forbearance were 12.2 per cent (31 December 2012: 12.3 per cent) of total Irish retail secured loans and advances.  Further analysis of the forborne loan balances is set out below:

At 31 December	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	2013	20122	2013	20122	2013	20122
	£m	£m	£m	£m	%	%
Temporary forbearance arrangements
Reduced contractual monthly payment	−	−	−	−	−	−
Reduced payment arrangements3	254	385	227	336	49.8	45.2
	254	385	227	336	49.8	45.2
Permanent treatments
Repair and term extensions4	473	430	102	71	14.4	27.9
Total	727	815	329	407	26.7	36.1

Included in the total above:
Temporary arrangements currently on treatment	224	300	43	32	13.9	30.1
Permanent treatments within last 12 months	196	272	174	232	50.0	44.5

1	£398 million of current and recent forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £408 million).
2
The 2012 numbers have been restated to reflect the change in forbearance probation periods. Previously only temporary arrangements in place at the year end and permanent changes commenced during the year were shown.

3	Includes customers who had an arrangement to pay less than the contractual amount at 31 December or where an arrangement ended within the previous three months.
4	Includes capitalisation of arrears and term extensions which commenced during the previous 24 months and remaining as customers at the year end.

CREDIT RISK PORTFOLIO (continued)

Wealth, Asset Finance and International (continued)

Asset Finance retail lending
Asset Finance operates a number of retail portfolios including Black Horse Motor Finance as well as a number of portfolios closed to new business and currently in run-off.  The reduction in the level of forborne loans in 2013 was driven by the continuing run-off and sale of non-core portfolios.  The table below includes both the open and closed retail portfolios in the Asset Finance business.  For temporary forbearance arrangements, it includes accounts that are currently on a forbearance treatment.  For permanent forbearance treatments, it includes capitalisation of arrears which commenced during the previous 12 months.

	Total loans and advances which are forborne		Total forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are forborne
At 31 December	2013	2012	2013	2012	2013	2012
	£m	£m	£m	£m	%	%

Reduced contractual monthly payment	209	328	192	301	62.8	58.0
Reduced payment arrangements	63	112	56	102	24.9	24.8
Repair	5	7	1	2	2.3	1.6
Total	277	447	249	405	53.2	48.8

1	£28 million of forborne loans and advances were not impaired at 31 December 2013 (31 December 2012: £42 million).

Ireland wholesale
All loans and advances in Ireland wholesale (whether impaired or unimpaired) are treated as forborne and all assets are classified as non-core.

	Total loans and advances which are forborne		Impairment provisions as % of loans and advances which are forborne
At 31 December	2013	2012	2013	2012
	£m	£m	%	%

Impaired	8,322	10,967	73.1	68.0
Unimpaired	1,108	1,908	–	–
Total	9,430	12,875	64.5	58.0

FUNDING AND LIQUIDITY MANAGEMENT

The transformation of the Group’s funding position has been substantially completed.  The continued run down of the non-core asset portfolios and the growth in customer deposits has strengthened the Group’s funding position and reduced exposure to wholesale funding.  The Group is now in a position where the core loan book is fully funded by core deposits (core loan to deposit ratio 100 per cent).  This strong funding position has enabled the Group to undertake a number of funding related actions during the course of the year. In May 2013 the Group repaid in full the remaining €3.5 billion of outstanding Long Term Refinancing Operation (LTRO) funding from the European Central Bank having earlier repaid €10 billion in February 2013.  In addition to this, during 2013 the Group repaid other term funding totalling £12.6 billion early.

In 2009 the Group entered into a number of EU State aid related obligations one of which was reductions in certain parts of its balance sheet by the end of 2014.  The Group achieved the asset reduction commitment ahead of the mandated completion date and has received formal confirmation that it has been released from this commitment from the European Commission.

Market conditions continued to improve during 2013 along with investor confidence in the UK economy. The Group has experienced reduced term issuance costs and spreads on outstanding issuance have remained significantly narrower than previous years. As well as improved market conditions, rating changes for the Group were positive.  A report from Standard & Poor’s published on 3 December 2013 affirmed the Lloyds Bank ‘A / A-1’ long / short-term rating and revised upwards the stand alone rating from ‘bbb’ to ‘bbb+’.  The ratings action was reflective of, in the opinion of Standard & Poor’s, a strengthened capital position and stronger prospects for Lloyds Bank’s statutory earnings.

The combination of a strong balance sheet and access to a wide range of funding markets, including government schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the future.

Group funding sources
Total funded assets reduced by £28.5 billion to £510.2 billion.  This reduction enabled the Group to make changes in wholesale funding which reduced by £32.0 billion to £137.6 billion, with the volume with a residual maturity less than one year reducing to £44.2 billion (£50.6 billion at 31 December 2012).  The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 68 per cent (70 per cent at 31 December 2012) as expected in line with maturities of wholesale term funding and limited term wholesale issuance in 2013.
The Group core loan to deposit ratio improved to 100 per cent from 101 per cent at 31 December 2012.  The Group loan to deposit ratio has improved to 113 per cent compared with 121 per cent at 31 December 2012, driven by strong deposit growth and non-core asset reduction.  Excluding reverse repos and repos, loans and advances to customers reduced by £16.9 billion, customer deposits increased by £15.8 billion, and there was a continued reduction in non-core assets (31 December 2013: £63.5 billion; 31 December 2012: £98.4 billion).

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding position
	At 31 Dec 2013	At 31 Dec 20121	Change
	£bn	£bn	%

Funding requirement
Loans and advances to customers2	495.2	512.1	(3)
Loans and advances to banks3	5.1	12.5	(59)
Debt securities	1.4	5.3	(74)
Reverse repurchase agreements	0.2	–
Available-for-sale financial assets – secondary4	4.4	5.3	(17)
Cash balances5	3.9	3.5	11
Funded assets	510.2	538.7	(5)
Other assets6	248.6	302.2	(18)
	758.8	840.9	(10)
On balance sheet primary liquidity assets7
Reverse repurchase agreements	0.1	5.8	(98)
Balances at central banks – primary5	46.0	76.8	(40)
Available-for-sale financial assets – primary	39.6	26.1	52
Trading and fair value through profit and loss	3.1	(9.4)
Repurchase agreements	(0.6)	(5.9)	(90)
	88.2	93.4	(6)
Total Group assets	847.0	934.3	(9)
Less: Other liabilities6	(227.5)	(277.8)	(18)
Funding requirement	619.5	656.5	(6)
Funded by
Customer deposits8	438.3	422.5	4
Wholesale funding9	137.6	169.6	(19)
	575.9	592.1	(3)
Repurchase agreements	4.3	21.8	(80)
Total equity	39.3	42.6	(8)
Total funding	619.5	656.5	(6)

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.
2	Excludes £0.1 billion (31 December 2012: £5.1 billion) of reverse repurchase agreements.
3
Excludes £20.1 billion (31 December 2012: £19.6 billion) of loans and advances to banks within the Insurance business and £0.2 billion (31 December 2012: £0.7 billion) of reverse repurchase agreements.

4	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
5	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.
6	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
7	Primary liquidity assets are PRA eligible liquid assets including UK Gilts, US Treasuries, Euro AAA government debt and unencumbered cash balances held at central banks.
8	Excluding repurchase agreements of £3.0 billion (31 December 2012: £4.4 billion).
9	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Reconciliation of Group funding figure to the balance sheet

At 31 December 2013	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	12.1	1.9	–	14.0
Debt securities in issue	91.6	–	(4.5)	87.1
Subordinated liabilities	33.9	–	(1.6)	32.3
Total wholesale funding	137.6	1.9
Customer deposits	438.3	3.0	–	441.3
Total	575.9	4.9

At 31 December 20121	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	15.1	23.3	–	38.4
Debt securities in issue	120.4	–	(3.1)	117.3
Subordinated liabilities	34.1	–	–	34.1
Total wholesale funding	169.6	23.3
Customer deposits	422.5	4.4	–	426.9
Total	592.1	27.7

1	Restated to reflect the implementation of IAS 19R and IFRS 10. See page 123.

Analysis of 2013 total wholesale funding by residual maturity

	Less than one month		One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 31 Dec 2013	Total at 31 Dec 2012
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks		9.5	0.6	0.3	–	0.7	0.3	0.2	0.5	12.1	15.1
Debt securities in issue:
Certificates of deposit		1.0	3.4	2.4	1.3	0.9	–	–	–	9.0	10.7
Commercial paper		2.3	2.0	0.4	–	0.1	–	–	–	4.8	7.9
Medium-term notes1		0.8	0.4	1.8	0.1	2.2	5.7	9.5	8.6	29.1	34.6
Covered bonds		0.9	–	0.7	–	3.0	3.3	8.8	12.7	29.4	38.7
Securitisation		2.8	–	0.9	–	3.3	7.7	4.6	–	19.3	28.5
		7.8	5.8	6.2	1.4	9.5	16.7	22.9	21.3	91.6	120.4
Subordinated liabilities		0.3	0.3	0.6	0.6	0.6	3.3	5.9	22.3	33.9	34.1
Total wholesale funding2	1	17.6	6.7	7.1	2.0	10.8	20.3	29.0	44.1	137.6	169.6

1	Medium-term notes include funding from the National Loan Guarantee Scheme (31 December 2013: £1.4 billion; 31 December 2012: £1.4 billion).
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2013 term issuance
	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	–	0.5	–	–	0.5
Medium-term notes	–	0.6	1.3	–	1.9
Private placements1	0.1	0.4	1.3	0.1	1.9
Total issuance	0.1	1.5	2.6	0.1	4.3

1	Private placements include structured bonds and term repurchase agreements (repos).

Term issuance for 2013 totalled £4.3 billion with the majority across medium-term notes and private placements. Utilisation of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery, and the Group remains committed to passing the benefits of this low cost funding on to its customers.  The Group drew down £3.0 billion in 2012 and £5.0 billion in 2013 under the FLS scheme.  A further £2.2 billion was drawn in January 2014, which under the FLS rules, counts as funding from the 2013 scheme capacity.

Encumbered assets
The Board monitors and manages total balance sheet encumbrance via a risk appetite metric.  During 2013 the Group had term issuance of £0.5 billion from securitisations and covered bonds.  Maturities have led to a reduction in externally held notes from residential mortgage backed securitisations and covered bond issuance.  Total notes issued externally from secured programmes (asset backed securities and covered bonds) have fallen from £68.7 billion (assets encumbered £103.2 billion, pro rated by programme) at 31 December 2012 to £49.3 billion (assets encumbered £81.2 billion, pro rated by programme) at 31 December 2013.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Liquidity portfolio
At 31 December 2013, the Group had £89.3 billion (31 December 2012: £87.6 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows and PRA regulatory requirements, as illustrated in the table below.  In addition the Group had £105.4 billion (2012: £117.1 billion) of secondary liquidity which is eligible for use in a range of central bank or similar facilities.  This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group.  It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Primary liquidity	At 31 Dec 2013	At 31 Dec 2012	Average 2013	Average 2012
	£bn	£bn	£bn	£bn

Central bank cash deposits	46.0	76.8	69.4	78.3
Government bonds	43.3	10.8	28.2	21.1
Total	89.3	87.6	97.6	99.4

Secondary liquidity	At 31 Dec 2013	At 31 Dec 2012	Average 2013	Average 2012
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds1	1.4	2.8	2.0	2.1
Credit institution bonds1	0.4	3.4	1.2	2.8
Corporate bonds1	0.1	0.1	0.1	0.1
Own securities (retained issuance)	22.1	44.9	33.3	50.2
Other securities	4.3	5.0	4.8	8.3
Other2	77.1	60.9	75.2	49.8
Total	105.4	117.1	116.6	113.3

Total liquidity	194.7	204.7

1	Assets rated A- or above.
2	Includes other central bank eligible assets.

Primary liquid assets of £89.3 billion represent approximately 4.2 times (3.5 times at 31 December 2012) the Group’s money market funding less than one year maturity (excluding derivative collateral margins and settlement accounts) and are approximately 2.0 times (1.7 times at 31 December 2012) all wholesale funding less than one year maturity, and thus provides a substantial buffer in the event of continued market dislocation.

In addition to primary liquidity holdings the Group has significant secondary liquidity holdings providing access to liquidity facilities at a number of central banks which the Group routinely makes use of as part of its normal liquidity management practices.  Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of primary and secondary liquid assets and expects to see some transition from primary to secondary assets over the course of 2014.

The Group notes that the Liquidity Coverage Ratio (LCR) will become the Pillar I standard for liquidity in the UK in 2015, and that the PRA has the ability to impose firm specific liquidity requirements. The European Commission is to adopt further legislation by 30 June 2014 to specify the definition, calibration, calculation and phase-in of the LCR for implementation in 2015. The Group expects to meet the new requirements ahead of the implementation dates.

CAPITAL MANAGEMENT

The Group made significant progress in further strengthening its capital position in 2013 through its strongly capital generative strategy, including capital-efficient profit generation in the core business, the release of capital through non-core asset disposals and the successful delivery of management actions.

•	Core tier 1 ratio, based on the capital regulations as at 31 December 2013, increased 2.0 percentage points from 12.0 per cent to 14.0 per cent.

•	Pro forma fully loaded CET1 ratio under the CRD IV rules increased 2.2 percentage points from 8.1 per cent to 10.3 per cent whilst the ratio excluding pro forma impacts increased to 10.0 per cent.

•
Pro forma fully loaded CRD IV leverage ratio including tier 1 instruments was 4.1 per cent and was 3.4 per cent when including only CET1 capital resources. Excluding the pro forma impacts, the fully loaded ratio including tier 1 instruments was 4.0 per cent and 3.4 per cent when including only CET1 capital resources.

•
Under the January 2014 revised Basel lll leverage ratio framework, the Group’s fully loaded leverage ratio is estimated to improve significantly to 4.5 per cent on a pro forma basis including tier 1 instruments, and 3.8 per cent including only CET1 capital resources.

•	These leverage ratios comfortably exceed the 3 per cent minimum requirement recommended by the Basel Committee, which is scheduled for implementation in 2018.

Over the course of 2013 there have been significant regulatory developments in the area of capital and the related management. The principal changes relate to the finalisation of CRD IV and subsequent consultation and finalisation of PRA requirements for their implementation in the UK and the 2013 announcements that major UK banks are expected to meet specific targets on an adjusted basis for CET1 and leverage ratios. The Group notes the final statements from the PRA on the implementation of capital requirements in the UK and will continue to work with the regulator to ensure that the Group continues to meet the regulator’s capital expectations. The Group continuously evaluates the efficiency of its capital structure, management of which may result in significant one-off charges or gains, and its capital structure’s alignment with the regulatory framework. With the adoption of CRD IV, the Group is considering opportunities to raise new Additional tier 1 securities which would rank senior to ordinary shares, and be automatically convertible into ordinary shares if the Group’s common equity tier 1 ratio fell below a specified trigger point.

Capital position at 31 December 2013
The Group's capital position applying prevailing rules as at 31 December 2013 is set out in the following section.  Additionally, information about the Group’s capital position on a CRD IV basis is set out on page 74.

CAPITAL MANAGEMENT (continued)

Capital resources	At 31 Dec 2013	At 31 Dec 20122
	£m	£m

Core tier 1
Shareholders’ equity per balance sheet	38,989	43,999
Non-controlling interests per balance sheet	347	685
Regulatory adjustments:
Regulatory adjustments to non-controlling interests	(315)	(628)
Adjustment for own credit	185	217
Defined benefit pension adjustment	(78)	(1,438)
Unrealised reserve on available-for-sale debt securities	750	(343)
Unrealised reserve on available-for-sale equity investments	(135)	(56)
Cash flow hedging reserve	1,055	(350)
Other items	452	33
	41,250	42,119
Less: deductions from core tier 1
Goodwill	(2,016)	(2,016)
Intangible assets	(1,799)	(2,091)
50 per cent excess of expected losses over impairment provisions	(373)	(636)
50 per cent of securitisation positions	(71)	(183)
Core tier 1 capital	36,991	37,193
Non-controlling preference shares1	1,060	1,568
Preferred securities1	3,982	4,039
Less: deductions from tier 1
50 per cent of material holdings	(3,859)	(46)
Total tier 1 capital	38,174	42,754

Tier 2
Undated subordinated debt	1,825	1,828
Dated subordinated debt	18,567	19,886
Unrealised gains on available-for-sale equity investments provisions	135	56
Eligible provisions	359	977
Less: deductions from tier 2
50 per cent excess of expected losses over impairment provisions	(373)	(636)
50 per cent of securitisation positions	(71)	(183)
50 per cent of material holdings	(3,859)	(46)
Total tier 2 capital	16,583	21,882

Supervisory deductions
Unconsolidated investments – life	–	(10,104)
– general insurance and other	–	(929)
Total supervisory deductions	–	(11,033)
Total capital resources	54,757	53,603

Risk-weighted assets	263,850	310,299
Core tier 1 capital ratio	14.0%	12.0%
Tier 1 capital ratio	14.5%	13.8%
Total capital ratio	20.8%	17.3%

1	Covered by existing grandfathering provisions.
2	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.

CAPITAL MANAGEMENT (continued)

The movements in core tier 1, tier 1, tier 2 and total capital in the period are shown below:

Movements in capital
	Core tier 1	Tier 1	Tier 2	Supervisory deductions	Total capital
	£m	£m	£m	£m	£m

At 31 December 20121	37,193	5,561	21,882	(11,033)	53,603
Loss attributable to ordinary shareholders	(838)	–	–	–	(838)
Share issuance	510	–	–	–	510
Pension movements:
Implementation of IAS 19R2	(1,258)	–	–	–	(1,258)
Deduction of pension asset	515	–	–	–	515
Movement through other comprehensive income	(108)	–	–	–	(108)
Goodwill and intangible assets deductions	292	–	–	–	292
Excess of expected losses over impairment provisions	263	–	263	–	526
Change in treatment of material holdings	–	(5,517)	(5,516)	11,033	–
Material holdings deduction	–	1,704	1,703	–	3,407
Eligible provisions	–	–	(618)	–	(618)
Subordinated debt movements:
Foreign exchange	–	40	98	–	138
New issuances	–	–	–	–	–
Repurchases, redemptions, amortisation and other	–	(605)	(1,420)	–	(2,025)
Other movements	422	–	191	–	613
At 31 December 2013	36,991	1,183	16,583	–	54,757

1	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.
2	Includes the impact to other comprehensive income and movement in the retirement benefit asset.

Core tier 1 capital resources have decreased by £202 million in the period largely driven by movements relating to defined benefit pension schemes and attributable loss, partially offset by share issuances and reductions in excess expected losses and intangible assets.  The movements relating to pension schemes primarily reflect the impact of the adoption of amendments to IAS 19, whereby valuation impacts relating to Group defined benefit schemes flow through other comprehensive income, partially offset by a reduction in the regulatory deduction of the defined benefit pension scheme asset.

Tier 1 and tier 2 capital resources have reduced primarily due to the reallocation of unconsolidated investments in Life and General Insurance businesses, which were previously deducted as supervisory deductions from total capital, to become deductions from tier 1 capital (50 per cent of the total) and tier 2 capital (also 50 per cent).

The material holdings deduction from capital, predominantly relating to the Group’s investment in its Insurance businesses, has reduced by £3,407 million during the period reflecting payment by the Insurance businesses to the banking group of dividends totalling £2,155 million, elements of the Group’s subordinated debt holdings in the Insurance businesses that have been repaid following the issuance of external subordinated debt in the period and the disposal of the Group's holding in St. James’s Place.

CAPITAL MANAGEMENT (continued)

Risk-weighted assets	At 31 Dec 2013	At 31 Dec 2012
	£m	£m
Divisional analysis of risk-weighted assets:
Retail	85,677	95,470
Commercial Banking	138,541	165,209
Wealth, Asset Finance and International	25,886	36,167
Group Operations and Central items	13,746	13,453
	263,850	310,299

Risk type analysis of risk-weighted assets:
Foundation Internal Ratings Based (IRB) approach	82,870	80,612
Retail IRB approach	85,139	91,445
Other IRB approach	9,221	12,396
IRB approach	177,230	184,453
Standardised approach	41,150	73,665
Credit risk	218,380	258,118
Counterparty credit risk	7,794	12,848
Operational risk	26,594	27,939
Market risk	11,082	11,394
Total risk-weighted assets	263,850	310,299

Retail risk-weighted assets reduced by £9.8 billion in the year primarily due to improvements in credit quality due to effective portfolio management and the impact of positive macroeconomic factors, including favourable movements in UK house prices.

The reductions of risk-weighted assets of £26.7 billion in Commercial Banking and £10.3 billion in Wealth, Asset Finance and International primarily reflect further non-core asset reduction, the move to slotting models for Commercial Real Estate (CRE) businesses and the impact of macroeconomic factors.

The reduction in Standardised approach risk-weighted assets is largely due to the roll-out of new IRB approaches, predominantly the implementation of slotting models in the UK and Ireland, and non-core disposals.

Counterparty credit risk-weighted assets reduced from £12.8 billion to £7.8 billion.  Contributing to this reduction are mark-to-market changes, management actions and migration of portfolios to the Foundation IRB approach.

Risk-weighted assets movement by key driver	£bn	£bn
At 31 December 2012		310.3
Management of the balance sheet	(1.8)
Disposals	(20.7)
External economic factors	(15.4)
Model and methodology changes	3.2
Regulatory policy changes	(5.4)
Other	0.4
Credit risk-weighted asset movement		(39.7)
Counterparty credit risk-weighted asset movement		(5.1)
Operational risk-weighted asset movement		(1.3)
Market risk-weighted asset movement		(0.3)
At 31 December 2013		263.9

CAPITAL MANAGEMENT (continued)

The risk-weighted asset movements table provides an analysis of the movement in risk-weighted assets in 2013 and an insight in to the key drivers of the movements in credit risk risk-weighted assets over the course of the year as follows:

•
Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off.  During 2013 there was a small risk-weighted asset reduction of £1.8 billion in this category.

•
Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses.  Disposals reduced risk-weighted assets by £20.7 billion, primarily reflecting non-core disposals in Commercial Banking and Wealth, Asset Finance and International.

•
External economic factors captures movements driven by changes in the economic environment.  The reduction in risk-weighted assets of £15.4 billion is mainly due to changes in underlying credit quality, favourable house price movements, and non-core exposures moving into default under the Foundation IRB approach.

•
Model and methodology changes include the movement in risk-weighted assets arising from new model implementation, model enhancement and changes in credit risk approach applied to certain portfolios.  Model and methodology changes increased risk-weighted assets by £3.2 billion.

•
Regulatory policy changes represent changes required by regulatory authorities.  Substantially all of the £5.4 billion reduction is due to the implementation of slotting models relating to Commercial Real Estate and other exposures in the UK and Ireland.

Within the categories above, risk-weighted asset movements can arise as a result of credit risk exposures becoming adjustments to capital resources, through expected losses, rather than being risk-weighted.

CRD IV Capital and leverage information
The data in the following tables represents estimates reflecting the Group’s interpretation of the CRD IV rules published on 27 June 2013 via the Official Journal of the European Union (including amendments made to the Regulation via the Corrigenda published on 30 November 2013) and the PRA policy statement PS7/13 issued on 19 December 2013. The actual capital ratios under CRD IV may differ as the final rules are assessed in their entirety, related technical standards are finalised and other guidance is issued by the relevant regulatory bodies.

A number of final draft CRD IV implementing and regulatory technical standards have already been issued by the European Banking Authority (EBA) with a number of other draft standards currently being taken through respective consultation processes.  The Group has not reflected the impact of these draft standards in its CRD IV estimates, though it does not currently believe that these would make a material difference to the capital position outlined below.

Capital position on a CRD IV basis
The Group's capital position at 31 December 2013 is shown in the table below calculated on the following three bases; firstly the current prevailing regulatory framework; secondly applying the CRD IV rules including the transitional arrangements that have been in place from 1 January 2014; and thirdly on a fully loaded basis.

The transitional arrangements reflect the requirements of policy statement PS7/13, issued by the PRA on 19 December 2013.  This differs from the Group’s previously published statements, which allowed for the transitional phasing of CET1 deductions consistent with the FSA’s previous policy guidance.  This has resulted in a material reduction in the transitional CET1 capital bringing this close to the fully loaded position.

CAPITAL MANAGEMENT (continued)

Capital position on CRD IV basis
At 31 December 2013	Prevailing rules as at 31 Dec 2013	Transitional CRD IV rules	Fully loaded CRD IV rules
	£m	£m	£m

Core/common equity tier 1 (CET1)
Shareholders’ equity per balance sheet	38,989	38,989	38,989
Adjustment for insurance equity1	–	(1,917)	(1,917)
Regulatory adjustments:
Non-controlling interests	32	–	–
Unrealised reserves on available-for-sale assets	615	–	–
Other adjustments	1,614	1,295	1,295
	41,250	38,367	38,367
less: deductions from core/common equity tier 1
Goodwill and other intangible assets1	(3,815)	(1,979)	(1,979)
Excess of expected losses over impairment provisions	(373)	(866)	(866)
Securitisation deductions	(71)	(141)	(141)
Significant investments1	–	(2,909)	(3,185)
Deferred tax assets	–	(5,025)	(5,155)
Core/common equity tier 1 capital	36,991	27,447	27,041
Pro forma core/common equity tier 1 capital2	n/a	28,218	27,925

Additional tier 1 (AT1)
Additional tier 1 instruments	5,042	4,486	–
less: deductions from tier 1
Significant investments	(3,859)	(677)	–
Total tier 1 capital	38,174	31,256	27,041
Pro forma total tier 1 capital2	n/a	32,027	27,925

Tier 2
Tier 2 instruments	20,392	19,870	15,636
Unrealised gain on available-for-sale equity investments	135	–	-
Eligible provisions	359	349	349
less: deductions from tier 2
Excess of expected losses over impairment provisions	(373)	–	–
Securitisation deductions	(71)	–	–
Significant investments	(3,859)	(1,015)	(1,692)
Total capital resources	54,757	50,460	41,334
Pro forma total capital resources2	n/a	51,231	42,218

Risk-weighted assets	263,850	272,092	271,078
Risk-weighted assets – pro forma2	n/a	272,641	271,908

Core/common equity tier 1 capital ratio	14.0%	10.1%	10.0%
Tier 1 capital ratio	14.5%	11.5%	10.0%
Total capital ratio	20.8%	18.5%	15.2%

Pro forma core/common equity tier 1 capital ratio2	n/a	10.3%	10.3%
Pro forma tier 1 capital ratio2	n/a	11.7%	10.3%
Pro forma total capital ratio2	n/a	18.8%	15.5%

31 December 20123
Core/common equity tier 1 capital ratio	12.0%	11.6%	8.1%
Tier 1 capital ratio	13.8%	11.6%	8.1%
Total capital ratio	17.3%	16.7%	11.3%

1
Removal of post-acquisition reserves impacts for Insurance business as under CRD IV, as implemented by PRA policy statement PS7/13, the deduction for significant investments in the equity of financial sector entities is based on cost of investment where previously this was based on net asset value.  The overall impact of this change on the CRD IV ratios is negligible.

2	Includes the benefits of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.
3	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.

CAPITAL MANAGEMENT (continued)

The movements in the transitional CRD IV common equity tier 1, tier 1, tier 2 and total capital positions in the period are shown below:

Movements in capital
	Common equity tier 1	Additional Tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 20121	37,385	–	16,424	53,809
Update to transitional phasing and treatment of insurance	(10,979)	3,846	2,748	(4,385)
Loss attributable to ordinary shareholders	(838)	–	–	(838)
Share issuance	510	–	–	510
Pension movements:
Implementation of IAS 19R2	(1,258)	–	–	(1,258)
Deduction of pension asset	515	–	–	515
Movement through other comprehensive income	(108)	–	–	(108)
Available-for-sale reserve	(1,014)	–	–	(1,014)
Deferred tax asset	82	–	–	82
Goodwill and intangible assets deductions	292	–	–	292
Excess of expected losses over impairment provisions	406	–	–	406
Significant investment deduction	2,075	486	729	3,290
Eligible provisions	–	–	349	349
Subordinated debt movements:
Grandfathering3	–	(557)	172	(385)
Restructuring to ensure CRD IV compliance	–	–	932	932
Foreign exchange	–	(49)	(102)	(151)
Repurchases, redemptions and other	–	83	(2,048)	(1,965)
Other movements	379	–	–	379
At 31 December 2013	27,447	3,809	19,204	50,460
Pro forma impacts4	771	–	–	771
Pro forma at 31 December 20134	28,218	3,809	19,204	51,231

1	31 December 2012 comparatives have not been restated to reflect the implementation of IAS 19R and IFRS 10.
2	Includes the impact to other comprehensive income and the movement in the retirement benefit asset.
3	Includes movement from 90% to 80% grandfathering and adjustment due to further clarification of grandfathering rules.
4	Includes the benefits of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.

Common equity tier 1 capital resources have decreased by £9,938 million in the period, £9,167 million on a pro forma basis. This is substantially due to a £10,979 million adjustment relating to updated transitional phasing, reflecting PRA policy statement PS7/13 which has accelerated the phasing in of deductions (including deferred tax, significant investments and excess expected losses) to CET1 bringing this close to the fully loaded position. Movements in CET1 capital include those reflected under prevailing rules at 31 December 2013 on page 72.  Incremental to these are increases largely driven by the £2,155 million in dividends from the Insurance business partially offset by negative valuation movements on available for sale assets.

Total capital resources have decreased by £3,349 million in the period, £2,578 million on a pro forma basis.  Excluding the impact of updated transitional phasing, total capital increased by £1,036 million, largely reflecting movements in the CET1 resources described above.

CAPITAL MANAGEMENT (continued)

Leverage ratio
The Basel III reforms include the introduction of a leverage ratio framework designed to reinforce risk based capital requirements with a simple, transparent, non-risk based ‘backstop’ measure.  The leverage ratio is defined as tier 1 capital divided by the exposure measure.  The Basel Committee will test the proposed 3 per cent minimum requirement for the leverage ratio and have proposed that final calibrations, and any further adjustments to the definition of the leverage ratio will be completed by 2017, with a view to migrating to a Pillar 1 treatment on 1 January 2018.

In line with previous reporting periods, the PRA has asked the Group to publish a leverage ratio on a fully loaded CRD IV basis, with the exposure measure adjusted to reflect the basis of the original December 2010 Basel III leverage ratio framework, as interpreted through guidance released in July 2012.

In addition to the calculation basis specified by the PRA, the Group’s leverage ratio at 31 December 2013 is shown in the table below on a final CRD IV rules basis and estimated in accordance with the revised Basel III leverage ratio framework issued on 12 January 2014. In each case the ratio is presented on a ‘transitional’, ‘fully loaded’ and ‘fully loaded including tier 1 instruments’ basis.  The inclusion of tier 1 instruments for the latter basis refers to the full recognition of tier 1 instruments that will become ineligible once the transitional phase has elapsed.

CAPITAL MANAGEMENT (continued)

Leverage ratio on a CRD IV basis
At 31 December 2013	Transitional	Fully loaded	Fully loaded (including tier 1 instruments)1
	£m	£m	£m

CRD IV rules
Total tier 1 capital
Common equity tier 1 capital	27,447	27,041	27,041
Tier 1 subordinated debt	4,486	–	5,042
Tier 1 deductions	(677)	–	–
Total tier 1 capital	31,256	27,041	32,083
Pro forma total tier 1 capital2	32,027	27,925	32,967

Exposure measure
Total statutory balance sheet assets	847,030	847,030	847,030
Adjustment for insurance assets	(84,302)	(83,401)	(83,401)
Removal of accounting value for derivatives and securities financing transactions	(61,686)	(61,686)	(61,686)
Exposure value for derivatives	24,598	24,598	24,598
Exposure value for securities financing transactions	6,700	6,700	6,700
Off-balance sheet items	79,927	79,927	79,927
Other regulatory adjustments	(10,308)	(10,437)	(10,437)
Total exposure	801,959	802,731	802,731
Pro forma total exposure2	809,090	813,055	813,055

Leverage ratio	3.9%	3.4%	4.0%
Pro forma leverage ratio2	4.0%	3.4%	4.1%

Leverage ratio at 31 December 20123	4.4%	3.1%	3.8%

Basel III December 2010 rules4:
Leverage ratio		3.3%	3.9%
Pro forma leverage ratio2		3.4%	4.0%

Basel III January 2014 rules5:
Leverage ratio		3.7%	4.4%
Pro forma leverage ratio2		3.8%	4.5%

1
Includes the full value of tier 1 instruments reported under the prevailing rules as at 31 December 2013.  These instruments will become ineligible for inclusion in tier 1 capital over the transitional period.

2	Includes the benefits of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury’s Bank.
3	31 December 2012 comparatives have not been restated to reflect the implementation of IAS19R and IFRS10.
4
Exposure measure determined in accordance with the original December 2010 Basel III leverage ratio framework as interpreted through the July 2012 Basel III Quantitative Impact Study instructions and related guidance and as required by the PRA.

5	Exposure measure estimated in accordance with the January 2014 revised Basel III leverage ratio framework.

CAPITAL MANAGEMENT (continued)

In order to ensure that the capital and exposure components of the ratio are measured consistently CRD IV requires the assets of the Insurance entities included in the Group’s statutory consolidated balance sheet to be excluded from the exposure measure in proportion to the element of the investment in the Group’s Insurance businesses that is excluded from tier 1 capital.  Under the January 2014 revised Basel III leverage ratio framework only the proportion of the investment in the Group’s Insurance businesses not deducted from tier 1 capital is included in the exposure measure.

Leverage ratio exposure values for derivatives and securities financing transactions have been calculated in accordance with the methodologies prescribed by the relevant rules applied.

Off-balance sheet items primarily consist of undrawn credit facilities, including facilities that may be cancelled unconditionally at any time without notice. The leverage ratio exposure value for off-balance sheet items is determined by applying set credit conversion factors to the nominal values of the items, based on the classification of the item.  On a CRD IV basis a credit conversion factor of 10 per cent is applied to unconditionally cancellable items, with remaining off-balance sheet items predominantly attracting a 100 per cent credit conversion factor. Under the January 2014 revised Basel III leverage ratio framework, the credit conversion factors applied to off-balance sheet items follow those prescribed by Standardised credit risk rules, subject to a floor of 10 per cent.

Other regulatory adjustments consist of other balance sheet assets that are required under CRD IV to be deducted from tier 1 capital. The removal of these assets from the exposure measure ensures consistency is maintained between the capital and exposure components of the ratio.

The Group’s ratios under the various bases presented exceed the Basel Committee's minimum ratio of 3 per cent which it is proposed should become a Pillar 1 requirement by 1 January 2018.

STATUTORY INFORMATION

		Page
Condensed consolidated financial statements (unaudited)
Consolidated income statement		81
Consolidated statement of comprehensive income		82
Consolidated balance sheet		83
Consolidated statement of changes in equity		85
Consolidated cash flow statement		87

Notes
1	Accounting policies, presentation and estimates	88
2	Segmental analysis	90
3	Other income	94
4	Operating expenses	95
5	Impairment	96
6	Taxation	97
7	Loss per share	98
8	Disposal groups	98
9	Trading and other financial assets at fair value through profit or loss	99
10	Derivative financial instruments	100
11	Loans and advances to customers	101
12	Allowance for impairment losses on loans and receivables	101
13	Securitisations and covered bonds	102
14	Debt securities classified as loans and receivables	103
15	Available-for-sale financial assets	103
16	Other assets	103
17	Customer deposits	104
18	Debt securities in issue	104
19	Other liabilities	104
20	Post-retirement defined benefit schemes	105
21	Subordinated liabilities	106
22	Share capital	107
23	Reserves	107
24	Provisions for liabilities and charges	108
25	Contingent liabilities and commitments	111
26	Fair values of financial assets and liabilities	114
27	Related party transactions	121
28	Restatement of prior period information	123
29	Future accounting developments	128
30	Other information	128

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED INCOME STATEMENT

		2013	20121
	Note	£ million	£ million

Interest and similar income		21,163	23,548
Interest and similar expense		(13,825)	(15,830)
Net interest income		7,338	7,718
Fee and commission income		4,119	4,650
Fee and commission expense		(1,385)	(1,444)
Net fee and commission income		2,734	3,206
Net trading income		16,467	15,005
Insurance premium income		8,197	8,284
Other operating income		3,249	4,700
Other income	3	30,647	31,195
Total income		37,985	38,913
Insurance claims		(19,507)	(18,396)
Total income, net of insurance claims		18,478	20,517
Regulatory provisions		(3,455)	(4,175)
Other operating expenses		(11,867)	(11,799)
Total operating expenses	4	(15,322)	(15,974)
Trading surplus		3,156	4,543
Impairment	5	(2,741)	(5,149)
Profit (loss) before tax		415	(606)
Taxation	6	(1,217)	(781)
Loss for the year		(802)	(1,387)

Profit attributable to non-controlling interests		36	84
Loss attributable to equity shareholders		(838)	(1,471)
Loss for the year		(802)	(1,387)

Basic loss per share	7	(1.2)p	(2.1)p
Diluted loss per share	7	(1.2)p	(2.1)p

1	Restated – see notes 1 and 28.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2013	20121
	£ million	£ million

Loss for the year	(802)	(1,387)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 20):
Remeasurements before taxation	(136)	(2,136)
Taxation	28	491
	(108)	(1,645)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfers from held-to-maturity portfolio	–	1,168
Change in fair value	(680)	900
Income statement transfers in respect of disposals	(629)	(3,547)
Income statement transfers in respect of impairment	18	42
Other income statement transfers	–	169
Taxation	277	339
	(1,014)	(929)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	(1,229)	116
Net income statement transfers	(550)	(92)
Taxation	374	1
	(1,405)	25
Currency translation differences (tax: nil)	(6)	(14)
Other comprehensive income for the year, net of tax	(2,533)	(2,563)
Total comprehensive income for the year	(3,335)	(3,950)

Total comprehensive income attributable to non-controlling interests	36	82
Total comprehensive income attributable to equity shareholders	(3,371)	(4,032)
Total comprehensive income for the year	(3,335)	(3,950)

1	Restated – see notes 1 and 28.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET

		At 31 December 2013	At 31 December 20121
Assets	Note	£ million	£ million

Cash and balances at central banks		49,915	80,298
Items in course of collection from banks		1,007	1,256
Trading and other financial assets at fair value through profit or loss	9	142,683	160,620
Derivative financial instruments	10	33,125	56,557
Loans and receivables:
Loans and advances to banks		25,365	32,757
Loans and advances to customers	11	495,281	517,225
Debt securities	14	1,355	5,273
		522,001	555,255
Available-for-sale financial assets	15	43,976	31,374
Investment properties		4,864	5,405
Goodwill		2,016	2,016
Value of in-force business		5,335	6,800
Other intangible assets		2,279	2,792
Tangible fixed assets		7,570	7,342
Current tax recoverable		31	354
Deferred tax assets		5,104	4,913
Retirement benefit assets	20	98	741
Other assets	16	27,026	18,498
Total assets		847,030	934,221

1	Restated – see notes 1 and 28.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 31 December 2013	At 31 December 20121
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		13,982	38,405
Customer deposits	17	441,311	426,912
Items in course of transmission to banks		774	996
Trading and other financial liabilities at fair value through profit or loss		43,625	33,392
Derivative financial instruments	10	30,464	48,676
Notes in circulation		1,176	1,198
Debt securities in issue	18	87,102	117,253
Liabilities arising from insurance contracts and participating investment contracts		82,777	82,953
Liabilities arising from non-participating investment contracts		27,590	54,372
Unallocated surplus within insurance businesses		391	267
Other liabilities	19	40,607	46,793
Retirement benefit obligations	20	1,096	1,905
Current tax liabilities		147	138
Deferred tax liabilities		3	327
Other provisions		4,337	3,961
Subordinated liabilities	21	32,312	34,092
Total liabilities		807,694	891,640

Equity
Share capital	22	7,145	7,042
Share premium account	23	17,279	16,872
Other reserves	23	10,477	12,902
Retained profits	23	4,088	5,080
Shareholders’ equity		38,989	41,896
Non-controlling interests		347	685
Total equity		39,336	42,581
Total equity and liabilities		847,030	934,221

1	Restated – see notes 1 and 28.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
Share capital and premium		Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2013
As previously reported	23,914	12,902	7,183	43,999	685	44,684
Restatement (see notes 1 and 28)	–	–	(2,103)	(2,103)	–	(2,103)
Restated	23,914	12,902	5,080	41,896	685	42,581
Comprehensive income
(Loss) profit for the year	–	–	(838)	(838)	36	(802)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(108)	(108)	–	(108)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(1,014)	–	(1,014)	–	(1,014)
Movements in cash flow hedging reserve, net of tax	–	(1,405)	–	(1,405)	–	(1,405)
Currency translation differences (tax: nil)	–	(6)	–	(6)	–	(6)
Total other comprehensive income	–	(2,425)	(108)	(2,533)	–	(2,533)
Total comprehensive income	–	(2,425)	(946)	(3,371)	36	(3,335)
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	510	–	–	510	–	510
Movement in treasury shares	–	–	(480)	(480)	–	(480)
Value of employee services:
Share option schemes	–	–	142	142	–	142
Other employee award schemes	–	–	292	292	–	292
Change in non-controlling interests	–	–	–	–	(349)	(349)
Total transactions with owners	510	–	(46)	464	(374)	90
Balance at 31 December 2013	24,424	10,477	4,088	38,989	347	39,336

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2012
As originally reported	23,422	13,818	8,680	45,920	674	46,594
Restatement (see notes 1 and 28)	–	–	(414)	(414)	–	(414)
Restated	23,422	13,818	8,266	45,506	674	46,180
Comprehensive income
(Loss) profit for the year	–	–	(1,471)	(1,471)	84	(1,387)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(1,645)	(1,645)	–	(1,645)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(927)	–	(927)	(2)	(929)
Movements in cash flow hedging reserve, net of tax	–	25	–	25	–	25
Currency translation differences (tax: nil)	–	(14)	–	(14)	–	(14)
Total other comprehensive income	–	(916)	(1,645)	(2,561)	(2)	(2,563)
Total comprehensive income	–	(916)	(3,116)	(4,032)	82	(3,950)
Transactions with owners
Dividends	–	–	–	–	(56)	(56)
Issue of ordinary shares	492	–	–	492	–	492
Movement in treasury shares	–	–	(407)	(407)	–	(407)
Value of employee services:
Share option schemes	–	–	81	81	–	81
Other employee award schemes	–	–	256	256	–	256
Change in non-controlling interests	–	–	–	–	(15)	(15)
Total transactions with owners	492	–	(70)	422	(71)	351
Balance at 31 December 2012	23,914	12,902	5,080	41,896	685	42,581

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (continued)

CONSOLIDATED CASH FLOW STATEMENT

	2013	20121
	£ million	£ million

Profit (loss) before tax	415	(606)
Adjustments for:
Change in operating assets	17,117	47,805
Change in operating liabilities	(44,270)	(46,153)
Non-cash and other items	11,231	2,081
Tax (paid) received	(24)	(78)
Net cash (used in) provided by operating activities	(15,531)	3,049

Cash flows from investing activities
Purchase of financial assets	(36,959)	(22,050)
Proceeds from sale and maturity of financial assets	21,552	37,664
Purchase of fixed assets	(2,982)	(3,003)
Proceeds from sale of fixed assets	2,090	2,595
Acquisition of businesses, net of cash acquired	(6)	(11)
Disposal of businesses, net of cash disposed	696	37
Net cash (used in) provided by investing activities	(15,609)	15,232

Cash flows from financing activities
Dividends paid to non-controlling interests	(25)	(56)
Interest paid on subordinated liabilities	(2,451)	(2,577)
Proceeds from issue of subordinated liabilities	1,500	–
Proceeds from issue of ordinary shares	350	170
Repayment of subordinated liabilities	(2,442)	(664)
Change in non-controlling interests	–	23
Net cash used in financing activities	(3,068)	(3,104)
Effects of exchange rate changes on cash and cash equivalents	(53)	(8)
Change in cash and cash equivalents	(34,261)	15,169
Cash and cash equivalents at beginning of year	101,058	85,889
Cash and cash equivalents at end of year	66,797	101,058

1	Restated – see notes 1 and 28.

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.	Accounting policies, presentation and estimates

This preliminary statement as at and for the year to 31 December 2013 has been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprises the unaudited results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). It does not include all of the information required for full annual financial statements.  Copies of the 2013 annual report and accounts will be published on the Group’s website and will be available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, in March 2014.

The British Bankers’ Association’s (BBA’s) Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks.  The Group has adopted the Disclosure Code and these financial statements have been prepared in compliance with the Disclosure Code’s principles.  Terminology used in these financial statements is consistent with that used in the Group’s 2012 annual report and accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.  In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Funding and liquidity on page 41.

The accounting policies are consistent with those applied by the Group in its 2012 annual report and accounts except as described below.

On 1 January 2013 the Group adopted the following new accounting standards and amendments to standards:

IFRS 10 Consolidated Financial Statements
IFRS 10 supersedes IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities and establishes the principles for when the Group controls another entity and is therefore required to consolidate the other entity in the Group’s financial statements.  Under IFRS 10, the Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through the exercise of power.  As a result, the Group consolidates certain entities that were not previously consolidated and no longer consolidates certain entities which were previously consolidated; principally in relation to Open-Ended Investment Companies.

The Group has applied IFRS 10 retrospectively and restated its comparatives in accordance with the transitional provisions included in the standard.  These provisions require the Group to re-assess its control conclusions as at 1 January 2013 and restate its comparative information, applying the revised assessment in 2012 to the extent that the relevant investments were held in that year.  Details of the impact of these restatements are provided in note 28.

IAS 19R: Amendments to IAS 19 Employee Benefits
IAS 19R prescribes the accounting and disclosure by employers for employee benefits.  Actuarial gains and losses (remeasurements) arising from the valuation of defined benefit pension schemes are no longer permitted to be deferred using the corridor approach and must be recognised immediately in other comprehensive income.  In addition, IAS 19R also replaces interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset).  IAS 19R has been applied retrospectively and comparative figures restated accordingly.  Details of the impact of these restatements are provided in note 28.

1.	Accounting policies, presentation and estimates (continued)

The Group updates the valuations of its post-retirement defined benefit schemes at 31 December each year.  In addition, at each interim reporting date the Group reviews the assumptions used to calculate the net defined benefit obligation and updates its balance sheet carrying value where that value would otherwise differ materially from a valuation based on those revised assumptions.

The impact of the implementation of IAS19R on the Group’s results for 2013 has been to decrease other operating expenses by £28 million and increase profit before tax by the same amount.  The impact on the balance sheet at 31 December 2013 has been to decrease the net retirement benefit asset by £2,817 million, to increase deferred tax assets by £648 million and to reduce shareholders’ equity by £2,169 million.

IFRS 13 Fair value measurement
IFRS 13 has been applied with effect from 1 January 2013.  IFRS 13 defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which the Group has access at that date.  IFRS 13 requires that the fair value of a non-financial asset is determined based on the highest and best use of the asset, and that the fair value of a liability reflects its non-performance risk.  These changes had no significant impact on the measurement of the Group’s assets and liabilities.

Amendments to IAS 1 Presentation of Financial Statements – ‘Presentation of Items of Other Comprehensive Income’
The amendments to IAS 1 require entities to group items presented in other comprehensive income on the basis of whether they may potentially be reclassified to profit or loss subsequently.  The statement of other comprehensive income in these financial statements has been revised to reflect the new requirements.

Amendments to IFRS 7 Financial Instruments: Disclosures – ‘Disclosures - Offsetting Financial Assets and Financial Liabilities’
The amendments to IFRS 7 require entities to disclose information to enable users of the financial statements to evaluate the effect or potential effect of netting arrangements on the balance sheet.  These disclosures will be made in the Group’s financial statements for the year ended 31 December 2013.

IFRS 12 Disclosure of Interests in Other Entities
IFRS 12 requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.  These disclosures will be made in the Group’s financial statements for the year ended 31 December 2013.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which were not effective at 31 December 2013 and which have not been applied in preparing these financial statements are set out in note 29.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates.  Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2012.

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group.  The Group’s operating segments reflect its organisational and management structures.  GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources.  This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis.  The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities and by the geographical location of the customer.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker.  Previously the results of the Group’s segments had been reviewed on a management basis and the Group’s segmental analysis was presented accordingly.  The effects of asset sales, volatile items and liability management as well as the fair value unwind line are excluded in arriving at underlying profit.

The Group’s activities were organised into four financial reporting segments during 2013: Retail; Commercial Banking; Wealth, Asset Finance and International; and Insurance.

Comparative figures have been restated accordingly for the accounting policy changes explained in note 1.

Retail offers a broad range of retail financial service products in the UK, including current accounts, savings, personal loans, credit cards and mortgages.  It is also a major general insurance and bancassurance distributor, selling a wide range of long-term savings, investment and general insurance products.

Commercial Banking provides banking and related services for all UK and multinational business clients, from small and medium-sized enterprises to major corporate and financial institutions.

Wealth, Asset Finance and International gives increased focus and momentum to the Group's private banking and asset management activities, closely co-ordinates the management of its international businesses and also encompasses the Asset Finance business.  Wealth comprises the Group's private banking, wealth and asset management businesses in the UK and overseas.  International comprises retail businesses, principally in Continental Europe.

Insurance provides long-term savings, protection and investment products distributed through bancassurance, intermediary and direct channels in the UK.  It is also a distributor of home insurance in the UK with products sold through the retail branch network, direct channels and strategic corporate partners.  The business consists of Life, Pensions and Investments UK; Life, Pensions and Investments Europe; and General Insurance.

Other includes the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions.  It also reflects other items not recharged to the divisions, including UK bank levy and Financial Services Compensation Scheme costs.

2.	Segmental analysis (continued)

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged.  Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships.  Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment.  This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility in the central group segment where it is managed.

2013	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	7,536	1,410	8,946	3,749	10,478	(1,532)
Commercial Banking	2,426	2,708	5,134	1,575	4,410	724
Wealth, Asset Finance and International	870	1,809	2,679	(42)	2,451	228
Insurance	(103)	1,880	1,777	1,090	2,459	(682)
Other	156	113	269	(206)	(993)	1,262
Group	10,885	7,920	18,805	6,166	18,805	–
Reconciling items:
Insurance grossing adjustment	(2,930)	3,074	144	–
Asset sales, volatile items and liability management1	14	(460)	(446)	(720)
Volatility arising in insurance businesses	–	668	668	668
Simplification costs	–	–	–	(830)
EC mandated retail business disposal costs	–	–	–	(687)
Payment protection insurance provision	–	–	–	(3,050)
Other regulatory provisions	–	–	–	(405)
Past service cost	–	–	–	(104)
Amortisation of purchased intangibles	–	–	–	(395)
Fair value unwind	(631)	(62)	(693)	(228)
Group – statutory	7,338	11,140	18,478	415

1
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

2.	Segmental analysis (continued)

20121	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	7,195	1,462	8,657	3,188	10,951	(2,294)
Commercial Banking	2,206	2,932	5,138	(324)	4,070	1,068
Wealth, Asset Finance and International	799	2,043	2,842	(929)	2,835	7
Insurance	(78)	1,929	1,851	1,107	2,497	(646)
Other	213	(315)	(102)	(477)	(1,967)	1,865
Group	10,335	8,051	18,386	2,565	18,386	–
Reconciling items:
Insurance grossing adjustment	(2,587)	2,760	173	–
Asset sales, volatile items and liability management2	199	1,691	1,890	1,570
Volatility arising in insurance businesses	8	304	312	312
Simplification costs	–	–	–	(676)
EC mandated retail business disposal costs	–	–	–	(570)
Past service pensions credit	–	–	–	250
Payment protection insurance provision	–	–	–	(3,575)
Other regulatory provisions	–	(50)	(50)	(650)
Amortisation of purchased intangibles	–	–	–	(482)
Fair value unwind	(237)	43	(194)	650
Group – statutory	7,718	12,799	20,517	(606)

1	Restated – see notes 1 and 28.
2
Includes (i) gains or losses on disposals of assets, including centrally held government bonds, which are not part of normal business operations; (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments; and (iii) the results of liability management exercises.

2.	Segmental analysis (continued)

Segment external assets	At 31 December 2013	At 31 December 20121
	£m	£m

Retail	345,037	346,030
Commercial Banking	255,459	314,090
Wealth, Asset Finance and International	30,987	77,884
Insurance	155,656	152,583
Other	59,891	43,634
Total Group	847,030	934,221

Segment customer deposits
Retail	268,974	260,838
Commercial Banking	126,534	114,115
Wealth, Asset Finance and International	45,772	51,885
Other	31	74
Total Group	441,311	426,912

Segment external liabilities
Retail	287,610	287,631
Commercial Banking	225,985	249,097
Wealth, Asset Finance and International	47,879	92,686
Insurance	149,757	143,695
Other	96,463	118,531
Total Group	807,694	891,640

1	Restated – see notes 1 and 28.

3.	Other income

	2013	20121
	£m	£m

Fee and commission income:
Current account fees	973	1,008
Credit and debit card fees	984	941
Other fees and commissions	2,162	2,701
	4,119	4,650
Fee and commission expense	(1,385)	(1,444)
Net fee and commission income	2,734	3,206
Net trading income	16,467	15,005
Insurance premium income	8,197	8,284
Gains on sale of available-for-sale financial assets	629	3,547
Liability management2	(142)	(338)
Other3	2,762	1,491
Other operating income	3,249	4,700
Total other income	30,647	31,195

1	Restated – see notes 1 and 28.
2
Losses of £142 million arose in 2013 on transactions undertaken as part of the Group’s management of wholesale funding and capital; this compares to a gain of £59 million relating to the exchange of certain capital securities for other subordinated debt instruments (a related gain of £109 million was also recognised in net interest income) and losses of £397 million on the buy-back of other debt securities in 2012.

3
During 2013 the Group completed a number of disposals of assets and businesses, including:
- On 15 March 2013 the Group completed the sale of 102 million shares in St James’s Place plc, reducing the Group’s holding in that company to approximately 37 per cent. As a result of that reduction in holding the Group ceased to consolidate St James’s Place plc in its accounts, instead accounting for the residual investment as an associate. The Group realised a gain of £394 million on the sale of those shares and the fair valuation of the Group’s residual stake.  Subsequently, on 29 May 2013 the Group completed the sale of a further 77 million shares, generating a profit of £39 million and on 13 December 2013 completed the sale of the remainder of its holding, generating a profit of £107 million.
- On 31 May 2013, the Group sold a portfolio of US RMBS (residential mortgage backed securities) for a cash consideration of £3.3 billion, realising a profit of £538 million.
- On 30 June 2013 the Group disposed of its Spanish retail banking operations, including Lloyds Bank International S.A.U and Lloyds Investment España SGIIC S.A.U, to Banco Sabadell, S.A. realising a loss of £256 million.
- On 31 December 2013, the Group completed the sale of its Australian operations (which principally comprise Capital Finance Australia Limited, a provider of motor and equipment asset finance, and BOS International (Australia) Limited, a corporate lending business) generating a profit on sale of £49 million.
- On 21 August 2013 the Group announced the sale of its German life insurance business, Heidelberger Lebensversicherung AG, with the sale expected to complete in the first quarter of 2014; an impairment of £382 million has been recognised in the year ended 31 December 2013.

4.	Operating expenses

	2013	20121
	£m	£m

Administrative expenses
Staff costs:
Salaries	3,331	3,411
Performance based compensation	473	395
Social security costs	385	383
Pensions and other post-retirement benefit schemes:
Past service charges (credits)2	104	(250)
Other	654	589
	758	339
Restructuring costs	111	217
Other staff costs	783	746
	5,841	5,491
Premises and equipment:
Rent and rates	467	488
Hire of equipment	15	17
Repairs and maintenance	178	174
Other	310	270
	970	949
Other expenses:
Communications and data processing	1,169	1,082
Advertising and promotion	313	314
Professional fees	425	550
UK bank levy	238	179
Other	971	1,108
	3,116	3,233
	9,927	9,673
Depreciation and amortisation	1,940	2,126
Total operating expenses, excluding regulatory provisions	11,867	11,799
Regulatory provisions:
Payment protection insurance provision (note 24)	3,050	3,575
Other regulatory provisions (note 24)	405	600
	3,455	4,175
Total operating expenses	15,322	15,974

1	Restated – see notes 1 and 28.
2
The Group has agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a cost of £104 million recognised in the Group’s income statement in 2013. During 2012, following a review of policy in respect of discretionary pension increases in relation to the Group’s defined benefit pension schemes, increases in certain schemes are now linked to the Consumer Price Index rather than the Retail Price Index.  The impact of this change was a reduction in the Group’s defined benefit obligation of £258 million, recognised in the Group’s income statement in 2012, net of a charge of £8 million in respect of one of the Group’s smaller schemes.

4.         Operating expenses (continued)

Performance-based compensation
The table below analyses the Group’s performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2013	2012
	£m	£m

Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	394	362
Awards made in respect of earlier years	79	33
	473	395
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	47	37
Awards made in respect of earlier years	30	15
	77	52

Performance-based awards expensed in 2013 include cash awards amounting to £126 million (2012: £128 million).

5.	Impairment

	2013	2012
	£m	£m

Impairment losses on loans and receivables:
Loans and advances to customers	2,725	5,125
Debt securities classified as loans and receivables	1	(4)
Impairment losses on loans and receivables (note 12)	2,726	5,121
Impairment of available-for-sale financial assets	15	37
Other credit risk provisions	–	(9)
Total impairment charged to the income statement	2,741	5,149

6.	Taxation

A reconciliation of the tax (charge) credit that would result from applying the standard UK corporation tax rate to the profit (loss) before tax, to the actual tax charge, is given below:

	2013	20121
	£m	£m

Profit (loss) before tax	415	(606)

Tax (charge) credit thereon at UK corporation tax rate of 23.25 per cent (2012: 24.5 per cent)	(96)	148
Factors affecting tax (charge) credit:
UK corporation tax rate change	(594)	(320)
Disallowed items	(167)	(186)
Non-taxable items	132	240
Overseas tax rate differences	(116)	75
Gains exempted or covered by capital losses	57	36
Policyholder tax	(251)	(144)
Further factors affecting the life business:2
Derecognition of deferred tax on policyholder tax credit	–	(583)
Taxation of certain insurance assets arising on transition to new tax regime	–	(221)
Changes to the taxation of pension business:
Policyholder tax cost	–	(182)
Shareholder tax benefit	–	206
Deferred tax on losses no longer recognised following sale of Australian operations	(348)	–
Tax losses where no deferred tax recognised	–	(25)
Deferred tax on Australian tax losses not previously recognised	60	12
Adjustments in respect of previous years	97	135
Effect of results of joint ventures and associates	9	23
Other items	–	5
Tax charge	(1,217)	(781)

1	Restated – see notes 1 and 28.
2
The Finance Act 2012 introduced a new UK tax regime for the taxation of life insurance companies which took effect from 1 January 2013.  The new regime, combined with current economic forecasts, had a number of impacts on the 2012 tax charge.

The Finance Act 2013 (the Act) was substantively enacted on 2 July 2013.  The Act further reduced the main rate of corporation tax to 21 per cent with effect from 1 April 2014 and 20 per cent with effect from 1 April 2015.  The change in the main rate of corporation tax from 23 per cent to 20 per cent has resulted in a reduction in the Group’s net deferred tax asset at 31 December 2013 of £636 million, comprising the £594 million charge included in the income statement and a £42 million charge included in equity.

7.	Loss per share

	2013	20121

Basic
Loss attributable to equity shareholders	£(838)m	£(1,471)m
Weighted average number of ordinary shares in issue	71,009m	69,841m
Loss per share	(1.2)p	(2.1)p

Fully diluted
Loss attributable to equity shareholders	£(838)m	£(1,471)m
Weighted average number of ordinary shares in issue	71,009m	69,841m
Loss per share	(1.2)p	(2.1)p
1	Restated – see notes 1 and 28.

8.         Disposal groups

Disposal groups are classified as held for sale if the Group will recover the carrying amount principally through a sale transaction rather than through continuing use and a sale is considered highly probable. The Group completed the sale of its joint venture interest in Sainsbury’s Bank on 31 January 2014 and expects to complete the announced sales of its international private banking operations in Monaco and Gibraltar, its German insurance business and Scottish Widows Investment Partnership, its asset management business, in the next 12 months.  The assets and liabilities associated with these operations are therefore classified as held-for-sale disposal groups at 31 December 2013 and included within other assets and other liabilities respectively.

	At 31 December 2013	At 31 December 2012
	£m	£m
Other assets (note 16)
Assets of disposal groups classified as held for sale	7,988	194

Other liabilities (note 19)
Liabilities of disposal groups classified as held for sale	7,302	214

Disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.  The Group has recognised an impairment of £382 million relating to disposal groups classified as held for sale during 2013.

At 31 December 2012, the Group’s Uruguayan branch business, its branch remittance business in Japan and its portfolio management business in Luxembourg were classified as held-for-sale; these sales completed in 2013.

8.         Disposal groups (continued)

The major classes of assets and liabilities of the disposal groups are as follows:
	At 31 December 2013	At 31 December 2012
	£m	£m

Assets
Cash and balances at central banks	–	82
Trading and other financial assets at fair value through profit or loss	5,040	–
Loans and advances to banks	101	7
Loans and advances to customers	244	84
Available-for-sale financial assets	–	27
Value of in-force business	1,017	–
Other	1,968	20
Provision for impairment of the disposal groups	(382)	(26)
	7,988	194

Liabilities
Customer deposits	307	185
Liabilities arising from insurance contracts and participating investment contracts	4,901	–
Deferred tax liabilities	282	–
Other	1,812	29
	7,302	214

9.         Trading and other financial assets at fair value through profit or loss

	At 31 December 2013	At 31 December 20121
	£m	£m

Trading assets	37,350	23,345

Other financial assets at fair value through profit or loss:
Treasury and other bills	54	56
Loans and advances to customers	27	34
Debt securities	38,853	47,738
Equity shares	66,399	89,447
	105,333	137,275
Total trading and other financial assets at fair value through profit or loss	142,683	160,620

1	Restated – see notes 1 and 28.

Included in the above is £101,185 million (31 December 2012: £134,537 million) of assets relating to the insurance businesses.

10.	Derivative financial instruments

	31 December 2013		31 December 20121
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	5,100	1,497	6,903	2,128
Derivatives designated as cash flow hedges	1,687	3,021	4,668	4,470
	6,787	4,518	11,571	6,598
Trading and other
Exchange rate contracts	4,686	5,671	3,712	3,887
Interest rate contracts	18,479	18,607	37,785	36,537
Credit derivatives	208	190	94	343
Embedded equity conversion feature	1,212	–	1,421	–
Equity and other contracts	1,753	1,478	1,974	1,311
	26,338	25,946	44,986	42,078
Total recognised derivative assets/liabilities	33,125	30,464	56,557	48,676

1	Restated – see notes 1 and 28.

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral.  Of the derivative assets of £33,125 million at 31 December 2013 (31 December 2012: £56,557 million), £19,479 million (31 December 2012: £38,158 million) are available for offset under master netting arrangements.  These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances.  Of the remaining derivative assets of £13,646 million (31 December 2012: £18,399 million), cash collateral of £3,188 million (31 December 2012: £5,429 million) was held and a further £2,372 million (31 December 2012: £1,387 million) was due from Organisation for Economic Co-operation and Development (OECD) banks.

The embedded equity conversion feature of £1,212 million (31 December 2012: £1,421 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; the loss of £209 million arising from the change in fair value in 2013 (2012: gain of £249 million) is included within net trading income.

11.	Loans and advances to customers

	At 31 December 2013	At 31 December 2012
	£m	£m

Agriculture, forestry and fishing	6,051	5,531
Energy and water supply	4,414	3,321
Manufacturing	7,650	8,530
Construction	7,024	7,526
Transport, distribution and hotels	22,294	26,568
Postal and communications	2,364	1,397
Property companies	44,277	52,388
Financial, business and other services	44,807	49,190
Personal:
Mortgages	335,611	337,879
Other	23,230	28,334
Lease financing	4,435	6,477
Hire purchase	5,090	5,334
	507,247	532,475
Allowance for impairment losses on loans and advances (note 12)	(11,966)	(15,250)
Total loans and advances to customers	495,281	517,225

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes.  Further details are given in note 13.

12.	Allowance for impairment losses on loans and receivables

	Year ended 31 December 2013	Year ended 31 December 2012
	£m	£m

Opening balance	15,459	19,022
Exchange and other adjustments	291	(388)
Adjustment on disposal of businesses	(176)	–
Advances written off	(6,314)	(8,780)
Recoveries of advances written off in previous years	456	858
Unwinding of discount	(351)	(374)
Charge to the income statement (note 5)	2,726	5,121
Balance at end of year	12,091	15,459

In respect of:
Loans and advances to banks	–	3
Loans and advances to customers (note 11)	11,966	15,250
Debt securities (note 14)	125	206
Balance at end of year	12,091	15,459

13.	Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

	31 December 2013		31 December 2012
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes1	£m	£m	£m	£m

UK residential mortgages	55,998	36,286	80,125	57,285
US residential mortgage-backed securities	–	–	185	221
Commercial loans	10,931	11,259	15,024	14,110
Irish residential mortgages	–	–	5,189	3,509
Credit card receivables	6,314	3,992	6,974	3,794
Dutch residential mortgages	4,381	4,508	4,547	4,682
Personal loans	2,729	750	4,412	2,000
PPP/PFI and project finance loans	525	106	688	104
Motor vehicle loans	–	–	1,039	1,086
	80,878	56,901	118,183	86,791
Less held by the Group		(38,288)		(58,732)
Total securitisation programmes (note 18)		18,613		28,059

Covered bond programmes
Residential mortgage-backed	59,576	36,473	91,420	64,593
Social housing loan-backed	2,536	1,800	2,927	2,400
	62,112	38,273	94,347	66,993
Less held by the Group		(7,606)		(26,320)
Total covered bond programmes (note 18)		30,667		40,673

Total securitisation and covered bond programmes		49,280		68,732

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities.  As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue (note 18).

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group.  The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue (note 18).

Cash deposits of £13,500 million (31 December 2012: £19,691 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations.

13.	Securitisations and covered bonds (continued)

Asset-backed conduits
In addition to the structured entities detailed above, the Group sponsors three asset-backed conduits: Argento, Cancara and Grampian, which invest in debt securities (notes 14 and 15) and client receivables (note 11).

14.	Debt securities classified as loans and receivables

Debt securities classified as loans and receivables comprise:
	At 31 December 2013	At 31 December 2012
	£m	£m

Asset-backed securities:
Mortgage-backed securities	333	3,927
Other asset-backed securities	740	1,150
Corporate and other debt securities	407	402
	1,480	5,479
Allowance for impairment losses (note 12)	(125)	(206)
Total	1,355	5,273

15.	Available-for-sale financial assets

	At 31 December 2013	At 31 December 2012
	£m	£m

Asset-backed securities	2,178	2,284
Other debt securities:
Bank and building society certificates of deposit	208	188
Government securities	38,290	25,555
Corporate and other debt securities	1,855	1,848
	40,353	27,591
Equity shares	570	528
Treasury and other bills	875	971
Total	43,976	31,374

16.	Other assets

	2013	20121
	£m	£m

Assets arising from reinsurance contracts held	732	2,320
Deferred acquisition and origination costs	130	774
Settlement balances	2,904	1,332
Corporate pension asset	9,984	6,353
Investments in joint ventures and associates	101	313
Assets of disposal groups (note 8)	7,988	194
Other assets and prepayments	5,187	7,212
Total other assets	27,026	18,498

1	Restated – see notes 1 and 28.

17.	Customer deposits

	At 31 December 2013	At 31 December 2012
	£m	£m

Non-interest bearing current accounts	40,802	36,909
Interest bearing current accounts	77,789	65,202
Savings and investment accounts	265,422	261,573
Liabilities in respect of securities sold under repurchase agreements	2,978	4,433
Other customer deposits	54,320	58,795
Total	441,311	426,912

18.	Debt securities in issue

	31 December 2013			31 December 20121
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	5,267	23,921	29,188	5,700	29,537	35,237
Covered bonds (note 13)	–	30,667	30,667	–	40,673	40,673
Certificates of deposit	–	8,866	8,866	–	11,087	11,087
Securitisation notes (note 13)	–	18,613	18,613	–	28,059	28,059
Commercial paper	–	5,035	5,035	–	7,897	7,897
	5,267	87,102	92,369	5,700	117,253	122,953

1	Restated – see notes 1 and 28.

19.	Other liabilities

	2013	20121
	£m	£m

Settlement balances	3,358	2,040
Unitholders’ interest in Open Ended Investment Companies	22,219	33,651
Liabilities of disposal groups (note 8)	7,302	214
Other creditors and accruals	7,728	10,888
Total other liabilities	40,607	46,793

1	Restated – see notes 1 and 28.

20.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:
	At 31 December 2013	At 31 December 20121
	£m	£m

Defined benefit pension schemes:
- Fair value of scheme assets	32,568	30,367
- Present value of funded obligations	(33,355)	(31,324)
- Net pension scheme liability	(787)	(957)
Other post-retirement defined benefit schemes	(211)	(207)
Net retirement benefit liability	(998)	(1,164)

Recognised on the balance sheet as:
Retirement benefit assets	98	741
Retirement benefit obligations	(1,096)	(1,905)
Net retirement benefit liability	(998)	(1,164)

1	Restated – see notes 1 and 28.

The movement in the Group’s net post-retirement defined benefit scheme liability during the year was as follows:

£m

At 1 January 2013
As previously reported	1,567
Restatement (see notes 1 and 28)	(2,731)
Restated	(1,164)
Exchange and other adjustments	(6)
Income statement charge	(503)
Employer contributions	811
Remeasurement	(136)
At 31 December 2013	(998)

20.	Post-retirement defined benefit schemes (continued)

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	2013	2012
	£m	£m

Past service cost (credit) (note 4)	104	(250)
Current service cost	399	360
Defined benefit pension schemes	503	110
Defined contribution schemes	255	229
Total charge to the income statement (note 4)	758	339

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:
	At 31 December 2013	At 31 December 2012
	%	%

Discount rate	4.60	4.60
Rate of inflation:
Retail Prices Index	3.30	2.90
Consumer Price Index	2.30	2.00
Rate of salary increases	2.00	2.00
Weighted-average rate of increase for pensions in payment	2.80	2.70

The application of the revised assumptions as at 31 December 2013 to the Group’s principal post-retirement defined benefit schemes has resulted in a remeasurement of £136 million which has been recognised in other comprehensive income, net of deferred tax of £28 million.

21.	Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:
	At 31 December 2013	At 31 December 2012
	£m	£m

Preference shares	876	1,385
Preferred securities	4,301	4,394
Undated subordinated liabilities	1,916	1,927
Enhanced Capital Notes	8,938	8,947
Dated subordinated liabilities	16,281	17,439
Total subordinated liabilities	32,312	34,092

The movement in subordinated liabilities during the year was as follows:
	2013	2012
	£m	£m

Opening balance	34,092	35,089
New issues during the year	1,500	128
Repurchases and redemptions during the year	(2,442)	(857)
Foreign exchange and other movements	(838)	(268)
At end of year	32,312	34,092

22.	Share capital

Movements in share capital during the year were as follows:
	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2013	70,343	7,034
Issued in the year (see below)	1,025	103
At 31 December 2013	71,368	7,137

Limited voting ordinary shares of 10p each
At 1 January and 31 December 2013	81	8
Total share capital		7,145

Of the shares issued in the year, 713 million shares were issued in relation to the payment of coupons on certain hybrid capital securities; the remaining 312 million shares issued were in respect of employee share schemes.

23.	Reserves
		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2013
As previously reported	16,872	399	350	12,153	12,902	7,183
Restatement (see notes 1 and 28)	–	–	–	–	–	(2,103)
Restated	16,872	399	350	12,153	12,902	5,080
Issue of ordinary shares	407	–	–	–	–	–
Loss for the year	–	–	–	–	–	(838)
Post-retirement defined benefit scheme remeasurements (net of tax)	–	–	–	–	–	(108)
Movement in treasury shares	–	–	–	–	–	(480)
Value of employee services:
Share option schemes	–	–	–	–	–	142
Other employee award schemes	–	–	–	–	–	292
Change in fair value of available-for-sale assets (net of tax)	–	(591)	–	–	(591)	–
Change in fair value of hedging derivatives (net of tax)	–	–	(909)	–	(909)	–
Transfers to income statement (net of tax)	–	(423)	(496)	–	(919)	–
Exchange and other	–	–	–	(6)	(6)	–
At 31 December 2013	17,279	(615)	(1,055)	12,147	10,477	4,088

24.	Provisions for liabilities and charges

Payment protection insurance
Following the unsuccessful legal challenge by the BBA against the Financial Services Authority (FSA) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £6,775 million in 2011 and 2012 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2013 average monthly customer initiated complaints have continued to fall. Good progress has also been made in the planned proactive mailings.  There have been some adverse trends (as detailed below), and a further £3,050 million has been added to the provision, of which £500 million was at the half year; £750 million in the third quarter and £1,800 million at the year end.  This brings the total amount provided to £9,825 million, of which approximately £2,090 million relates to anticipated administrative expenses. As at 31 December 2013, £2,807 million of the provision remained unutilised (29 per cent of total provision) relative to an average monthly spend including administration costs in the last six months of £230 million.  The increase of £3,050 million in 2013, and the overall provision, is underpinned by the following drivers:

•
Volumes of customer initiated complaints (after excluding complaints from customers where no PPI policy was held) – at 31 December 2012, the provision assumed a total of 2.3 million complaints would be received. Average monthly volumes in 2013 decreased by 54 per cent compared to 2012, and fourth quarter volumes fell in line with the Group’s revised end third quarter expectations. However, following further statistical modelling and the results of a customer survey, the Group is now forecasting a slower decline in future volumes than previously expected. A further provision of £870 million was therefore made during the year to reflect this. Approximately 2.5 million complaints have been received to date, with the provision assuming approximately 550,000 in the future compared to an average run-rate of approximately 37,000 per month in the last three months.  The table below details the historical complaint trends.

Average monthly complaint volumes – reactive
Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
109,893	130,752	110,807	84,751	61,259	54,086	49,555	37,457

•
Proactive Mailing resulting from Past Business Reviews (PBR) – the Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale.  During the year, further groups of customers have been added to the proactive mailing exercise increasing the scope to 2.8 million policies, including approximately 300,000 additional policies in the second half.  This, combined with higher than expected response rates from customers covered by the proactive mailing, resulted in a further provision of £470 million for the full year to reflect the additional cost incurred to date and in relation to future mailings.

•
Uphold rates – average uphold rates per policy have increased from 61 per cent during the first half to 80 per cent for the last six months, with an average of 81 per cent in the fourth quarter. This reflects the impact of changes to the complaint handling policy, in part following consultation with the Financial Conduct Authority (FCA) and feedback from the FOS. In addition to this, there was a greater proportion of proactive mailing complaints received during the period for which uphold rates are higher. The provision assumes a slightly higher uphold rate going forward to allow for further embedding of complaint handling policy changes. The impact of higher uphold rates has resulted in a £335 million increase to the provision.

•
Average redress – the average redress paid per policy has been relatively stable, but remains higher than expected by approximately £160 per policy due to the product and age mix of the complaints. This has resulted in an additional provision of £135 million.

•
Re-review of previously handled cases – previously reviewed complaints are being assessed to ensure consistency with the current complaint handling policy.  At 31 December 2012 the expected level of re-review was minimal. During 2013, and most notably in the fourth quarter, this has increased to approximately 590,000 cases at an estimated cost of £460 million.

24.	Provisions for liabilities and charges (continued)

•
Expenses – given the update to volume related assumptions, the Group has also increased its estimate for administrative expenses which comprise complaint handling costs and costs arising from cases subsequently referred to the FOS, by £780 million.

An Enforcement Team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process.  A provision of £50 million has been made in respect of the likely administration costs of responding to the FCA's inquiries.  It is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation.

Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 40 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group.  The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

Key metrics and sensitivities are highlighted in the table below:

Sensitivities1	To date unless noted	Future	Sensitivity

Customer initiated complaints since origination (m)	2.5	0.5	0.1 = £200m
Proactive Mailing: – number of policies (m) 2	1.66	1.19	0.1 = £45m
– response rate3	37%	31%	1% = £20m
Average uphold rate per policy4	80%	83%	1% = £15m
Average redress paid per upheld policy5	£1,600	£1,600	£100 = £110m
Remediation cases (k)	21	569	1 Case = £770
Administrative expenses (£m)	1,410	680	1 Case = £500
FOS Referral Rate6	35%	36%	1%= £4m
FOS Overturn Rate7	49%	33%	1%= £2m

1	All sensitivities exclude claims where no PPI policy was held.
2	To date volume includes customer initiated complaints.
3
Metric has been adjusted to include mature mailings only, and exclude expected customer initiated complaints. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised.

4
The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints.  The 80 per cent uphold rate is based on the latest six months to December 2013.

5
The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on six months to December 2013.
The accumulation of interest on future redress is expected to be offset by the mix shifting away from more expensive cases.

6
The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision.  Actuals are based on decisions made by the Group during January to June 2013 and subsequently referred to the FOS.

7
The percentage of complaints referred where the FOS arrive at a different decision to the Group.  Actuals are based on six months to December 2013.  The future overturn rate is expected to be lower due to changes in the case review process implemented during 2013 which has resulted in a higher uphold rate as noted above. In turn this reduces the number / percentage of cases likely to be overturned by the FOS.

24.	Provisions for liabilities and charges (continued)

Other regulatory provisions
Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  Following decisions in July 2012 from the Federal Court of Justice (FCJ) in Germany the Group recognised a further provision of £150 million in its accounts for the year ended 31 December 2012 bringing the total amount provided to £325 million.  During the half-year to 30 June 2013 the Group has charged a further £75 million with respect to this litigation increasing the total provision to £400 million. The remaining unutilised provision as at 31 December 2013 is £246 million.

However, there are still a number of uncertainties as to the full impact of the FCJ’s decisions, and the validity of any of the claims facing CMIG will turn upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once there is further clarity with respect to a range of legal issues and factual determinations involved in these claims and/or all relevant claims have been resolved.

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses.  As at 31 December 2013 the Group had identified 1,771 sales of IRHPs to customers within scope of the agreement with the FCA which are being reviewed and, where appropriate, redressed. The Group agreed that on conclusion of this review it would provide redress to any in-scope customers where appropriate.

The Group provided £400 million in its accounts for the year ended 31 December 2012 for the estimated cost of redress and related administration costs, based on a pilot review that had been conducted at the time. In the final quarter of 2013, a significant number of additional cases were reviewed, providing a larger and more representative sample from which to estimate the total cost of the review.  As a result, an additional provision of £130 million has been recognised.  During the same period, the Group confirmed it would pay any redress due to in-scope customers before any consequential loss claims had been outlined and agreed with them.  At 31 December 2013, the total amount provided for the cost of redress and related administration costs is £530 million of which £162 million had been utilised.  No provision has been recognised in relation to claims from customers which are not covered by the agreement with the FCA, or incremental claims from customers within the scope of the review.  These will be monitored and future provisions will be recognised to the extent an obligation resulting in a probable outflow is identified.

Other regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and governmental authorities in relation to a range of matters; a provision is held against the costs expected to be incurred as a result of the conclusions reached.  In 2013 the provision was increased by a further £200 million, in respect of matters affecting the Retail, Commercial, and Wealth and Asset Finance businesses, bringing the total amount charged to £300 million of which £75 million had been utilised at 31 December 2013.  This increase reflects the Group's assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

25.	Contingent liabilities and commitments

Interchange fees
On 24 May 2012, the General Court of the European Union (the General Court) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross border transactions in relation to the use of a MasterCard or Maestro branded payment card.

MasterCard has appealed the General Court’s judgment to the Court of Justice of the European Union. MasterCard is supported by several card issuers, including the Group. Judgment is not expected until the summer of 2014 or later.

In parallel:
–
the European Commission is also considering further action, and has proposed legislation to regulate interchange fees, following its 2012 Green Paper (Towards an integrated European market for cards, internet and mobile payments) consultation;

–
the European Commission has consulted on commitments proposed by VISA to settle an investigation into whether arrangements adopted by VISA for the levying of the MIF in respect of cross-border credit card payment transactions also infringe European Union competition laws. VISA has proposed inter alia to reduce the level of interchange fees on cross-border credit card transactions to the interim level (30 basis points) also agreed by MasterCard. VISA has previously reached an agreement (which expires in 2014) with the European Commission to reduce the level of interchange fees for cross-border debit card transactions to the interim levels agreed by MasterCard;

–
the Office of Fair Trading (OFT) has placed on hold its examination of whether the levels of interchange fees paid by retailers in respect of MasterCard and VISA credit cards, debit cards and charge cards in the UK infringe competition law. The OFT has placed the investigation on hold pending the outcome of the MasterCard appeal to the Court of Justice of the European Union; and

–
the UK Government held a consultation in 2013, Opening Up UK Payments. The consultation included a proposal to legislate to introduce a new economic regulator with responsibility for payment systems, including three and four party card schemes, and a role in setting or approving interchange fees.

The ultimate impact of the investigations and any regulatory or legislative developments on the Group can only be known at the conclusion of these investigations and any relevant appeal proceedings and once regulatory or legislative proposals are more certain.

Investigations and litigation relating to interbank offered rates, and other reference rates
A number of government agencies in the UK, US and elsewhere, including the UK Financial Conduct Authority, the Serious Fraud Office, the US Commodity Futures Trading Commission, the US Securities and Exchange Commission, the US Department of Justice and a number of State Attorneys General, as well as the European and Swiss Competition Commissions, are conducting investigations into submissions made by panel members to the bodies that set various interbank offered rates including the BBA London Interbank Offered Rates (LIBOR) and the European Banking Federation’s Euribor, along with other reference rates. Certain Group companies were (at the relevant times) and remain members of various panels whose members make submissions to these bodies including the BBA LIBOR panels. No Group company is or was a member of the Euribor panel. Certain Group companies have received subpoenas and requests for information from certain government agencies and the Group is co-operating with their investigations.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar LIBOR.  The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in multi-district litigation proceedings (MDL) in the US District Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other.  The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines.  Certain of the plaintiffs’ claims have been dismissed by the District Court, various motions directed to the sufficiency of their pleading of certain claims are still pending, and many of these cases have been stayed by order of the District Court.

25.	Contingent liabilities and commitments (continued)

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. In addition, the Group, together with a number of other banks, has been named as a defendant in several actions in the District Court, in which the plaintiffs allege that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws.  The time-frame for the Group and the other defendants to move to dismiss these claims has not yet been set.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various regulatory investigations, private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it.  The FSCS is funded by levies on the authorised financial services industry.  Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. Although the substantial majority of this loan, which totalled approximately £17 billion at 31 March 2013, will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS.  In July 2013, the FSCS confirmed that it expects to raise compensation costs levies of approximately £1.1 billion on all deposit-taking participants over a three year measurement period from 2012 to 2014 to enable it to repay the balance of the HM Treasury loan which matures in 2016.  The Group has provided for its share of the 2012 and 2013 element of the levy. The amount of future compensation costs levies payable by the Group depends on a number of factors including participation in the market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Investigation into Bank of Scotland and report on HBOS
The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is currently expected to be published in 2014.

US shareholder litigation
In November 2011 the Group and two former members of the Group’s Board of Directors were named as defendants in a purported securities class action filed in the United States District Court for the Southern District of New York. The complaint asserted claims under the Securities Exchange Act of 1934 in connection with alleged material omissions from statements made in 2008 in connection with the acquisition of HBOS. In October 2012 the court dismissed the complaint. The plaintiffs’ appeal against this decision was dismissed on 19 September 2013 and the time limit for further appeals expired in December 2013.

US-Swiss tax programme
The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-U.S.) bank accounts to evade U.S. taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that choose to participate have to notify the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme.

25.	Contingent liabilities and commitments (continued)

The Group, which carried out private banking operations in Switzerland prior to disposing of these operations in November 2013, has notified the DOJ of its elected categorisation on the basis that while it believes it has operated in full compliance with all US federal tax laws, there remains the possibility that certain of its clients may not have declared their assets in compliance with such laws. The Group will continue to co-operate with the DOJ under the terms of the Programme. However, at this time, it is not possible to predict the ultimate outcome of the Group’s participation in the Programme, including the timing and scale of any fine finally payable to the DOJ.

Tax authorities
The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities.  This includes open matters where Her Majesty's Revenue and Customs (‘HMRC’) adopt a different interpretation and application of tax law which might lead to additional tax.  The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010.  In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other threatened and actual legal proceedings (including class or group action claims brought on behalf of customers, shareholders or other third parties), and regulatory challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required to settle the obligation at the relevant balance sheet date. In some cases it will not be possible to form a view, either because the facts are unclear or because further time is needed properly to assess the merits of the case and no provisions are held against such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

25.	Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business
	At 31 December 2013	At 31 December 2012
	£m	£m

Contingent liabilities
Acceptances and endorsements	204	107
Other:
Other items serving as direct credit substitutes	710	523
Performance bonds and other transaction-related contingencies	1,966	2,266
	2,676	2,789
Total contingent liabilities	2,880	2,896

Commitments
Documentary credits and other short-term trade-related transactions	54	11
Forward asset purchases and forward deposits placed	440	546

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	9,559	7,404
Other commitments	55,002	53,196
	64,561	60,600
1 year or over original maturity	40,616	40,794
Total commitments	105,671	101,951

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £56,292 million (31 December 2012: £52,733 million) was irrevocable.

26.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine the fair values.

Level 1 portfolios
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities.  Products classified as level 1 predominantly comprise equity shares, treasury bills and other government securities.

Level 2 portfolios
Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data.  Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

26.	Fair values of financial assets and liabilities (continued)

Level 3 portfolios
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data.  Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows.  Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification.  Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
Loans and advances and debt securities measured at fair value through profit or loss and classified as level 2 are valued by discounting expected cash flows using an observable credit spread applicable to the particular instrument. The fair value of non-derivative liabilities measured at fair value through profit or loss and classified as level 2 is calculated in a similar way.

For other level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2012 annual report and accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

26.	Fair values of financial assets and liabilities (continued)

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet.  The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	31 December 2013		31 December 20121
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m

Financial assets
Cash and balances at central banks	49,915	49,915	80,298	80,298
Items in the course of collection from banks	1,007	1,007	1,256	1,256
Trading and other financial assets at fair value through profit or loss	142,683	142,683	160,620	160,620
Derivative financial instruments	33,125	33,125	56,557	56,557
Loans and receivables:
Loans and advances to banks	25,365	25,296	32,757	32,746
Loans and advances to customers	495,281	486,495	517,225	506,418
Debt securities	1,355	1,251	5,273	5,402
Available-for-sale financial instruments	43,976	43,976	31,374	31,374
Financial liabilities
Deposits from banks	13,982	14,101	38,405	38,738
Customer deposits	441,311	441,855	426,912	428,749
Items in course of transmission to banks	774	774	996	996
Trading and other financial liabilities at fair value through profit or loss	43,625	43,625	33,392	33,392
Derivative financial instruments	30,464	30,464	48,676	48,676
Notes in circulation	1,176	1,176	1,198	1,198
Debt securities in issue	87,102	90,803	117,253	122,847
Liabilities arising from non-participating investment contracts	27,590	27,590	54,372	54,372
Financial guarantees	50	50	48	48
Subordinated liabilities	32,312	34,449	34,092	36,382

1	Restated – see notes 1 and 28.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures.  In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

The following table provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

26.	Fair values of financial assets and liabilities (continued)

Valuation hierarchy
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 31 December 2013
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	–	21,110	–	21,110
Loans and advances to banks	–	8,333	–	8,333
Debt securities:
Government securities	20,191	498	–	20,689
Other public sector securities	–	1,312	885	2,197
Bank and building society certificates of deposit	–	1,491	–	1,491
Asset-backed securities:
Mortgage-backed securities	30	768	–	798
Other asset-backed securities	171	756	–	927
Corporate and other debt securities	244	18,689	1,687	20,620
	20,636	23,514	2,572	46,722
Equity shares	64,690	53	1,660	66,403
Treasury and other bills	7	108	–	115
Total trading and other financial assets at fair value through profit or loss	85,333	53,118	4,232	142,683
Available-for-sale financial assets:
Debt securities:
Government securities	38,262	28	–	38,290
Bank and building society certificates of deposit	–	208	–	208
Asset-backed securities:
Mortgage-backed securities	–	1,263	–	1,263
Other asset-backed securities	–	841	74	915
Corporate and other debt securities	56	1,799	–	1,855
	38,318	4,139	74	42,531
Equity shares	48	147	375	570
Treasury and other bills	852	23	–	875
Total available-for-sale financial assets	39,218	4,309	449	43,976
Derivative financial instruments	235	29,871	3,019	33,125
Total financial assets carried at fair value	124,786	87,298	7,700	219,784
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss (debt securities)	–	5,267	39	5,306
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	28,902	–	28,902
Short positions in securities	6,473	417	–	6,890
Other	–	2,527	–	2,527
	6,473	31,846	–	38,319
Total trading and other financial liabilities at fair value through profit or loss	6,473	37,113	39	43,625
Derivative financial instruments	119	29,359	986	30,464
Financial guarantees	–	–	50	50
Total financial liabilities carried at fair value	6,592	66,472	1,075	74,139

There were no transfers between level 1 and level 2 during the period.

26.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The table below analyses movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2013	3,306	567	2,358	6,231
Exchange and other adjustments	21	15	2	38
Gains recognised in the income statement within other income	296	–	144	440
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	–	40	–	40
Purchases	582	43	271	896
Sales	(631)	(224)	(102)	(957)
Transfers into the level 3 portfolio	995	12	354	1,361
Transfers out of the level 3 portfolio	(337)	(4)	(8)	(349)
At 31 December 2013	4,232	449	3,019	7,700
Gains recognised in the income statement within other income relating to those assets held at 31 December 2013	70	5	159	234

The table below analyses movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2013	–	543	48	591
Exchange and other adjustments	–	8	–	8
(Gains) losses recognised in the income statement within other income	10	(30)	3	(17)
Additions	29	262	–	291
Redemptions	–	(29)	(1)	(30)
Transfers into the level 3 portfolio	–	233	–	233
Transfers out of the level 3 portfolio	–	(1)	–	(1)
At 31 December 2013	39	986	50	1,075
Gains (losses) recognised in the income statement within other income relating to those liabilities held at 31 December 2013	10	(20)	3	(7)

26.	Fair values of financial assets and liabilities (continued)

Sensitivity of level 3 valuations
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent.  The calculation of the effect of reasonably possible alternative assumptions included in the table below reflects such relationships.

The following information relates to significant unobservable inputs in respect of derivatives and debt investments shown in the table that follows:

–	Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.

–	Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.

–	Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.

The fair values of certain equity investments, mainly those in the Group’s venture capital businesses, are determined by identifying the earnings multiple for comparable companies and applying this multiple to the earnings of the entity whose value is being estimated; a higher earnings multiple will result in a higher fair value.

Reasonably possible alternative assumptions
The following information relates to reasonably possible alternative assumptions shown in the table that follows.

Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

Derivatives
(i)
In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the Enhanced Capital Note and the closest, alternative broker quote available plus the impact of applying a 10 basis points increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature.  The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

(ii)
Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions.  These spreads are not generally observable for longer maturities.  The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values of between 62 basis points and 192 basis points.

(iii)
Swaptions are priced using industry standard option pricing models.  Such models require interest rate volatilities which may be unobservable at longer maturities.  To derive reasonably possible alternative valuations these volatilities have been flexed within a range of 3 per cent to 112 per cent.

Equity and venture capital investments
The valuation techniques used for unlisted equities and venture capital investments vary depending on the nature of the investment.  Reasonably possible alternative valuations for these investments have been calculated as follows:

–	for valuations derived from earnings multiples, a 10 per cent increase/decrease in the earnings multiple has been applied; and

–	for fund investment portfolios, the values of underlying investments have been flexed in line with International Private Equity and Venture Capital Guidelines.

26.	Fair values of financial assets and liabilities (continued)

				At 31 December 2013
					Effect of reasonably possible alternative assumptions2
	Valuation technique(s)	Significant unobservable inputs	Range1	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flow	Credit spreads (bps)	n/a3	18	5	(2)
Equity and venture capital investments	Market approach	Earnings multiple	0.2/14.6	2,132	70	(70)
	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	130	–	–
Unlisted equities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	1,952	–	–
				4,232
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	n/a	74	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	375	28	(19)
				449
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (bps)	199/420	1,212	59	(58)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	62/192	1,461	66	(39)
	Option pricing model	Interest rate volatility	3%/112%	346	6	(7)
				3,019
Financial assets carried at fair value				7,700
Trading and other financial liabilities at fair value through profit or loss				39	1	(1)
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	62/194	754	–	–
	Option pricing model	Interest rate volatility	3%/112%	232	–	–
				986
Financial guarantees				50
Financial liabilities carried at fair value				1,075

1	The range represents the highest and lowest inputs used in the level 3 valuations.
2	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
3	A single pricing source is used.
4	Underlying asset/net asset values represent fair value.

27.	Related party transactions

UK Government
In January 2009, the UK Government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer.  As at 31 December 2013, HM Treasury held a 32.7 per cent interest in the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2013; this percentage holding has reduced from 39.2 per cent at 31 December 2012 following the UK Government’s sale of 4,282 million shares on 17 September 2013 and the impact of issues of ordinary shares.

In accordance with IAS 24, UK Government-controlled entities are related parties of the Group.  The Group regards the Bank of England and entities controlled by the UK Government, including The Royal Bank of Scotland Group plc,
Northern Rock (Asset Management) plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK Government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group has participated in the UK Government's National Loan Guarantee Scheme, which was launched on 20 March 2012.  Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria.  Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a certain period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010.  At 31 December 2013, the Group had invested £64 million (31 December 2012: £50 million) in the Business Growth Fund and carried the investment at a fair value of £52 million (31 December 2012: £44 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund.  The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund.  The Fund was officially launched on 3 April 2012 and the Group had invested £12 million in the Fund by 31 December 2012 and invested a further £11 million during the year ended 31 December 2013.

Funding for Lending
In August 2012, the Group announced its support for the UK Government's Funding for Lending Scheme and confirmed its intention to participate in the scheme.  The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group.  The initiative supports a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow.  In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015.  The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. At 31 December 2013, the Group had drawn down £8.0 billion under the Funding for Lending Scheme.  A further £2.2 billion was drawn in January 2014, which under the Funding for Lending rules counts as funding from the 2013 scheme capacity.

27.	Related party transactions (continued)

Help to Buy
On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty's Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014.  The Help to Buy Scheme is a scheme promoted by the Government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages.  Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made.  By 31 December 2013, £79 million had been advanced under this scheme.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
There were no significant transactions with other UK Government-controlled entities (including UK Government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions

Sale of securitisation notes
During the year ended 31 December 2013, the Group sold at fair value certain securitisation notes to Lloyds Bank Pension Trust (No. 1) Limited for a consideration of approximately £340 million.  Following the sale, the Group deconsolidated the relevant securitisation entities recognising a profit of £236 million.

Subsequently, the Group entered into a commercially negotiated agreement with Lloyds Bank Pension Trust (No.1) Limited to jointly sell a portfolio of US Residential Mortgage-Backed Securities with a book value of £3.5 billion.  As a result of selling the portfolio together a price premium was achieved compared to selling the notes separately.  Under the terms of the agreement the Group and Lloyds Bank Pension Trust (No.1) Limited agreed to share any price premium achieved above an agreed minimum threshold amount.  The joint sale resulted in the Group realising a total pre-tax gain of approximately £538 million, of which £99 million related to the premium sharing agreement.

St James’s Place plc
In March 2013 the Group sold 102 million shares in St. James's Place plc; fees totalling some £5 million in relation to the sale were settled by St. James’s Place plc.

Other related party transactions for the year ended 31 December 2013 are similar in nature to those for the year ended 31 December 2012.

28.	Restatement of prior period information

As explained in note 1, the Group has adopted IFRS 10 Consolidated Financial Statements and Amendments to IAS 19 Employee Benefits (IAS 19R) on 1 January 2013.

The Group has restated information for the preceding comparative period.

The following tables summarise the adjustments arising on the adoption of IAS 19R and IFRS 10 to the Group’s:

–	income statement, statement of comprehensive income and statement of cash flows for the year ended 31 December 2012;

–	balance sheet at 31 December 2012; and

–	equity at 1 January 2012.

Consolidated income statement – year ended 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Interest and similar income	23,535	13	–	23,548
Interest and similar expense	(14,460)	(1,370)	–	(15,830)
Net interest income	9,075	(1,357)	–	7,718
Fee and commission income	4,731	(81)	–	4,650
Fee and commission expense	(1,438)	(6)	–	(1,444)
Net fee and commission income	3,293	(87)	–	3,206
Net trading income	13,554	1,451	–	15,005
Insurance premium income	8,284	–	–	8,284
Other operating income	4,700	–	–	4,700
Other income	29,831	1,364	–	31,195
Total income	38,906	7	–	38,913
Insurance claims	(18,396)	–	–	(18,396)
Total income, net of insurance claims	20,510	7	–	20,517
Regulatory provisions	(4,175)	–	–	(4,175)
Other operating expenses	(11,756)	(1)	(42)	(11,799)
Total operating expenses	(15,931)	(1)	(42)	(15,974)
Trading surplus	4,579	6	(42)	4,543
Impairment	(5,149)	–	–	(5,149)
(Loss) profit before tax	(570)	6	(42)	(606)
Taxation	(773)	(6)	(2)	(781)
Loss for the year	(1,343)	–	(44)	(1,387)

Profit attributable to non-controlling interests	84	–	–	84
Loss attributable to equity shareholders	(1,427)	–	(44)	(1,471)
Loss for the year	(1,343)	–	(44)	(1,387)

Basic loss per share	(2.0)p			(2.1)p
Diluted loss per share	(2.0)p			(2.1)p

28.	Restatement of prior period information (continued)

Consolidated statement of comprehensive income – year ended 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Loss for the year	(1,343)	–	(44)	(1,387)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before taxation	–	–	(2,136)	(2,136)
Taxation	–	–	491	491
	–	–	(1,645)	(1,645)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Adjustment on transfer from held-to maturity portfolio	1,168	–	–	1,168
Change in fair value	900	–	–	900
Income statement transfers in respect of disposals	(3,547)	–	–	(3,547)
Income statement transfers in respect of impairment	42	–	–	42
Other income statement transfers	169	–	–	169
Taxation	339	–	–	339
	(929)	–	–	(929)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	116	–	–	116
Net income statement transfers	(92)	–	–	(92)
Taxation	1	–	–	1
	25	–	–	25
Currency translation differences (tax: nil)	(14)	–	–	(14)
Other comprehensive income for the year, net of tax	(918)	–	(1,645)	(2,563)
Total comprehensive income for the year	(2,261)	–	(1,689)	(3,950)

Total comprehensive income attributable to non-controlling interests	82	–	–	82
Total comprehensive income attributable to equity shareholders	(2,343)	–	(1,689)	(4,032)
Total comprehensive income for the year	(2,261)	–	(1,689)	(3,950)

28.	Restatement of prior period information (continued)

Consolidated cash flow statement – year ended 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

(Loss) profit before tax	(570)	6	(42)	(606)
Adjustments for:
Change in operating assets	48,333	(528)	–	47,805
Change in operating liabilities	(46,681)	528	–	(46,153)
Non-cash and other items	2,045	(6)	42	2,081
Tax paid	(78)	–	–	(78)
Net cash used in operating activities	3,049	–	–	3,049

Cash flows from investing activities
Purchase of financial assets	(22,050)	–	–	(22,050)
Proceeds from sale and maturity of financial assets	37,664	–	–	37,664
Purchase of fixed assets	(3,003)	–	–	(3,003)
Proceeds from sale of fixed assets	2,595	–	–	2,595
Acquisition of businesses, net of cash acquired	(11)	–	–	(11)
Disposal of businesses, net of cash disposed	37	–	–	37
Net cash provided by investing activities	15,232	–	–	15,232

Cash flows from financing activities
Dividends paid to non-controlling interests	(56)	–	–	(56)
Interest paid on subordinated liabilities	(2,577)	–	–	(2,577)
Proceeds from issue of ordinary shares	170	–	–	170
Repayment of subordinated liabilities	(664)	–	–	(664)
Change in non-controlling interests	23	–	–	23
Net cash used in financing activities	(3,104)	–	–	(3,104)
Effects of exchange rate changes on cash and cash equivalents	(8)	–	–	(8)
Change in cash and cash equivalents	15,169	–	–	15,169
Cash and cash equivalents at beginning of year	85,889	–	–	85,889
Cash and cash equivalents at end of year	101,058	–	–	101,058

28.	Restatement of prior period information (continued)

Consolidated balance sheet at 31 December 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
Assets	£m	£m	£m	£m

Cash and balances at central banks	80,298	–	–	80,298
Items in course of collection from banks	1,256	–	–	1,256
Trading and other financial assets at fair value through profit or loss	153,990	6,630	–	160,620
Derivative financial instruments	56,550	7	–	56,557
Loans and receivables:
Loans and advances to banks	29,417	3,340	–	32,757
Loans and advances to customers	517,225	–	–	517,225
Debt securities	5,273	–	–	5,273
	551,915	3,340	–	555,255
Available-for-sale financial assets	31,374	–	–	31,374
Investment properties	5,405	–	–	5,405
Goodwill	2,016	–	–	2,016
Value of in-force business	6,800	–	–	6,800
Other intangible assets	2,792	–	–	2,792
Tangible fixed assets	7,342	–	–	7,342
Current tax recoverable	354	–	–	354
Deferred tax assets	4,285	–	628	4,913
Retirement benefit assets	1,867	–	(1,126)	741
Other assets	18,308	190	–	18,498
Total assets	924,552	10,167	(498)	934,221

28.	Restatement of prior period information (continued)

Consolidated balance sheet at 31 December 2012 (continued)

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m
Equity and liabilities
Liabilities
Deposits from banks	38,405	–	–	38,405
Customer deposits	426,912	–	–	426,912
Items in course of transmission to banks	996	–	–	996
Trading and other financial liabilities at fair value through profit or loss	35,972	(2,580)	–	33,392
Derivative financial instruments	48,665	11	–	48,676
Notes in circulation	1,198	–	–	1,198
Debt securities in issue	117,369	(116)	–	117,253
Liabilities arising from insurance contracts and participating investment contracts	82,953	–	–	82,953
Liabilities arising from non-participating investment contracts	54,372	–	–	54,372
Unallocated surplus within insurance businesses	267	–	–	267
Other liabilities	33,941	12,852	–	46,793
Retirement benefit obligations	300	–	1,605	1,905
Current tax liabilities	138	–	–	138
Deferred tax liabilities	327	–	–	327
Other provisions	3,961	–	–	3,961
Subordinated liabilities	34,092	–	–	34,092
Total liabilities	879,868	10,167	1,605	891,640

Equity
Share capital	7,042	–	–	7,042
Share premium account	16,872	–	–	16,872
Other reserves	12,902	–	–	12,902
Retained profits	7,183	–	(2,103)	5,080
Shareholders’ equity	43,999	–	(2,103)	41,896
Non-controlling interests	685	–	–	685
Total equity	44,684	–	(2,103)	42,581
Total equity and liabilities	924,552	10,167	(498)	934,221

Equity at 1 January 2012

	As previously reported	IFRS 10	IAS 19 Revised	Restated
	£m	£m	£m	£m

Share capital	6,881	–	–	6,881
Share premium account	16,541	–	–	16,541
Other reserves	13,818	–	–	13,818
Retained profits	8,680	–	(414)	8,266
Shareholders’ equity	45,920	–	(414)	45,506
Non-controlling interests	674	–	–	674
Total equity	46,594	–	(414)	46,180

29.	Future accounting developments

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2013 and have not been applied in preparing these financial statements.  Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
Amendments to IAS 32 Financial Instruments: Presentation – ‘Offsetting Financial Assets and Financial Liabilities’
Inserts application guidance to address inconsistencies identified in applying the offsetting criteria used in the standard.  Some gross settlement systems may qualify for offsetting where they exhibit certain characteristics akin to net settlement.  This amendment is not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2014
Amendments to IAS 39 Financial Instruments: Recognition and Measurement – ‘Novation of Derivatives and Continuation of Hedge Accounting’
Provides relief from discontinuing hedge accounting in circumstances where a derivative designated as a hedging instrument is novated to a central counterparty as a consequence or introduction of laws or regulations. These amendments are not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2014
IFRIC 21 Levies1
Clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation. An entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period.  This interpretation is not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2014
IFRS 9 Financial Instruments1, 2
Replaces those parts of IAS 39 Financial Instruments: Recognition and Measurement relating to the classification, measurement and derecognition of financial assets and liabilities and hedge accounting.  IFRS 9 requires financial assets to be classified into two measurement categories, fair value and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments and eliminates the available-for-sale financial asset and held-to-maturity investment categories in IAS 39.  The requirements for derecognition are broadly unchanged from IAS 39.  The standard also retains most of the IAS 39 requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income.  The hedge accounting requirements are more closely aligned with risk management practices and follow a more principle-based approach.
Date yet to be determined

1	As at 13 February 2014, these pronouncements are awaiting EU endorsement.
2
IFRS 9 is the standard which will replace IAS 39. Further changes to IFRS 9 are expected dealing with impairment of financial assets measured at amortised cost, which will be based on expected rather than incurred credit losses, and limited amendments to classification and measurement which include the introduction of a third measurement category, fair value through other comprehensive income. Until the standard is complete, it is not possible to determine the overall impact of the standard on the financial statements.

30.         Other information

In accordance with the Listing Rules of the UK Listing Authority, these preliminary annual results have been agreed with the Company’s auditors, PricewaterhouseCoopers LLP, and the Directors have not been made aware of any likely modification to the auditors’ report to be included with the annual report and accounts for the year ended 31 December 2013.  The financial information in these financial statements, which was approved by the Directors on 12 February 2014, does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006.

Statutory accounts for the year ended 31 December 2012 have been delivered to the Registrar of Companies.  The auditors’ report on those accounts was unqualified, did not include an emphasis of matter paragraph and did not include a statement under section 498 of the Companies Act 2006.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Charles King
Investor Relations Director
020 7356 3537
charles.king@finance.lloydsbanking.com

Douglas Radcliffe
Head of Operations and Reporting
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this news release may be obtained from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.  The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 13 February 2014